

FINWARD
BANCORP

2025 ANNUAL REPORT

2025:
A YEAR OF
PROGRESS



DEDICATION TO FORWARD-MOVING MOMENTUM

In 2025, Peoples Bank demonstrated resilience and reaffirmed our commitment to our core values: **Stability, Integrity, Community,** and **Excellence.**

This past year reflected a true turning point for the Bank. We refocused on the fundamentals: deepening our understanding of customer needs while reinvesting in our products, services, and digital capabilities. This initiative resulted in numerical results in earnings, balance sheet, and share value.

As we move into 2026, we aim to build on this momentum, continuing to deliver meaningful improvements that strengthen the financial well-being of our customers and the communities we serve.



A NOTE FROM
THE CHAIRMAN OF THE BOARD

JOEL GORELICK, *Chairman of the Board*

Reflecting on 2025, one of the most notable achievements is the termination of the Bank's Consent Order, demonstrating significant improvement in regulatory compliance. This was accomplished by effective oversight and Board leadership. The Board's commitment to providing Management with the necessary resources to address all regulatory matters, together with Management's proactive response, demonstrates our shared dedication to achieving and maintaining sustainable compliance.

We have continued to enhance board oversight and reinforce our commitment to ensuring accountability and strong governance. This is the foundation for a strong board and will serve as the basis for future success.

Strategic thinking has been a primary focus over the past year. Financial performance is the key to future growth. With a strong management team in place, along with the board's commitment to holding them accountable for improving financial performance, our goal continues to be providing profitability for our stakeholders. We evaluate not just short-term success, but also exemplary long-term performance.

We would like to recognize and express our sincere appreciation for the contributions of Danette Garza, who will be concluding her service on the Board after 13 years. Since joining the Board in 2013, Danette has provided thoughtful leadership and sound stewardship, consistently placing the best interests of the Bank and its stakeholders first. Her insight and dedication have been invaluable, and we are grateful for the lasting impact of her service. We wish her continued success.

I would also like to recognize the Management Team, as they are key to success in any organization. The entire Management Team has been exemplary in executing the plans they have put forward to improve the Bank. In addition, I will be stepping down as Chair of the Board. However, I will remain an active member of the Board. Leadership renewal is a natural and important component of strong governance, and the time is right for new perspectives to guide our next phase of growth. Our Board is comprised of highly qualified individuals, and I am confident that the next Chair will bring the experience, strategic vision, and leadership necessary to continue moving the Bank forward. I would like to personally thank Dr. Anthony Puntillo, who has served as Vice Chairman during my tenure as Chair. He is a trusted colleague and valued sounding board, providing thoughtful counsel and leadership in shaping the future of the Bank.

STABILITY · INTEGRITY · COMMUNITY · EXCELLENCE

A LETTER
TO OUR SHAREHOLDERS



BENJAMIN BOCHNOWSKI
Chief Executive Officer

2025 was a year of meaningful progress for Finward Bancorp, defined by steady execution, disciplined decision-making, and a continued focus on fundamentals. Our team worked diligently to strengthen performance, improve consistency, and rebuild confidence. As the year unfolded, those efforts became increasingly visible in our earnings and Tangible Book Value, driving a strong return to shareholders in 2025. Finward Bancorp's performance still falls short of aspirational levels, but the efforts of the past two years have set the stage for continued improvement, growth, and increased shareholder value in 2026.

At the outset of the year, our priorities were clear: reinforce compliance and operational discipline, drive continuous improvement, and position the organization for sustainable growth. Risk management was strengthened throughout all areas of the company, and our work on compliance resulted in the termination of the Bank's Consent Order. Platform improvements will ensure sustainable compliance and risk management going forward. With a strong culture of compliance and risk management in place, Management shifted full attention back to delivering a strong, reliable customer experience and growing the company.

There were opportunities to improve balance sheet positioning in 2025, and management continuously worked to improve margin in a challenging operating environment. Deposit interest expense improved in the front half of the year, while assets continued to re-price higher over the course of 2025. We applied a selective approach to lending while maintaining discipline in pricing and underwriting. We enter 2026 with a stronger earnings profile, higher levels of capital, and are better positioned to capture growth opportunities in our core markets.

Management was disciplined in its approach to improving underlying performance throughout the year, identifying and pulling levers to improve performance now and in the future:

Retaining core deposits and expanding customer relationships remained a key focus, and the foundation of the Bank's franchise value. In Q3, we launched our overhauled account opening platform to better meet evolving customer expectations and expand our reach. In just over a quarter, our integrated, omni-channel approach resulted in 1,093 new accounts, including 462 accounts from customers who were entirely new to the bank. Combined with more focused sales efforts, we generated $10.4 million in new deposit funds, underscoring the traction we are gaining through relationship-based growth. At the same time, targeted CD retention initiatives helped preserve core deposits, and we successfully eliminated passbook savings accounts in a way that improved operational efficiency while maintaining customer relationships.

Loan originations and relationship banking continued to be guided by our focus on the core customer. As non-core real estate loans ran off, management's attention was on prudent loan originations aligned with long-term profitability and balance sheet strength. We retained core relationships in favor of more transactional lending deals and kept our lending teams intact. This approach, combined with a stronger capital position, supported over $170 million in commercial loan originations, and set the stage for a return to growth in 2026.

Noninterest Income has continued to rebound, in part due to a more constructive mortgage lending environment, and in part due to an increased focus on sources of fee income. An expanded treasury management team continuously engaged our commercial customers, deepening relationships. Discipline also drove fee revenue as our loan originations increased. Our Wealth Team similarly continued to grow relationships and build on the success of previous years.

Expense management and efficiency were approached with a long-term lens. We balanced investments in platforms for growth, sustainability, and efficiency while carefully managing fixed overhead. Our team closely watched investments and found ways to be more efficient throughout the year as platforms matured and productivity increased. As part of this effort, we confirmed plans to close two banking centers in early 2026, decisions made thoughtfully to align our footprint with core deposit efforts and operational efficiency goals.

Credit quality and balance sheet strength improved steadily throughout the year. A well-managed loan portfolio contributed to stronger asset quality, while capital levels continued to build. Year-end measures showed improvement in non-performing assets to total assets, the Tier 1 leverage capital ratio, and non-owner occupied CRE to Tier 1 capital, reinforcing the strength and stability of our balance sheet.

Earnings and financial performance reflected both progress and investment. Core earnings increased in 2025, with earnings per share of $1.89. Margin income was up significantly over 2024, and when taking into account a securities loss trade in the fourth quarter of 2025, underlying performance was up significantly over the prior year. Return on assets reached 0.39%; while still below peers, it is a significant step from the prior year that continued to build. These core results more accurately reflect the underlying improvement in our performance and provide a clearer view of the momentum built throughout the year, particularly in the latter quarters.

These operational and financial improvements translated directly into greater shareholder value. Tangible book value per share increased 18% from $29.55 at the beginning of 2025 to $34.92 at year-end. Over the same period, our stock price rose 33% from $26.57 to $35.24. We view this growth as a reflection of improving fundamentals and the market's recognition of Finward's direction and execution. We are looking ahead in 2026 with disciplined optimism. 2024 was a year of stabilization, and 2025 was a year of strengthening for Finward Bancorp. We are well positioned to continue building momentum, guided by the same focus on execution, balance sheet strength, and sustainable growth with a focus on the areas that drive performance. While challenges remain, Finward started 2026 on firmer ground, with a stronger foundation and a clear path forward.

There are exciting growth opportunities in the communities that the Bank serves, and we have been able to shift our attention and resources towards capturing those opportunities. An improving regulatory climate has also helped us shift attention back to our customers along with the rest of the industry. An otherwise constructive environment has been clouded by recent developments on the global stage, but our improved risk profile and risk management has the company ready to respond to both opportunities and challenges that may arise during the year.

On a personal note, I am very grateful for the work our management team has undertaken over the past two years to improve the company's performance. I also recognize and appreciate the trust shareholders have put in management and the Board as we think strategically about the future. There have been challenges and changes, and throughout it all, the team has remained focused on creating value for all of our stakeholders: our shareholders, our customers, our employees, and the communities we serve. We still have a ways to go, but we are gaining traction and the trends in our performance have been recognized in the market. The value that we create reflects these efforts for everyone who touches the bank, and we remain committed to creating value for all who have an interest in the Bank.

IN OUR COMMUNITIES

In 2025, we continued to take part in community events to connect with our neighbors and give back to those in need. From volunteering at local shelters to showing our support at youth events, and helping our local economies grow through donations, we truly pride ourselves oncommunity involvement year after year. Peoples Bank employees will always show up with a great attitude and roll up their sleeves to help our neighbors and better our communities.



WESTMONT

Peoples Bank partnered with Chicago Radio Station US99 to engage the Westmont community with a fun event, including prizes, games, food, and a chance to win Luke Bryan tickets.

20 UNDER 40

Peoples Bank celebrated our very own VP, Business Banker Team Leader, Paul Rodriguez's well-deserved induction into The Times of Northwest Indiana and IN Business Magazine's 20 Under 40 Class of 2025. This award celebrates emerging leaders under the age of 40 in our community and we are incredibly proud of all that Paul has accomplished.





BOYS & GIRLS CLUB

The Community First Committee proudly presented a donation of $2,500 to the Boys & Girls Club of Greater Northwest Indiana, a partnership from which Community First emerged back in the early 1990s. The Committee raised over $38,000 in 2025 which was fully donated to local nonprofit organizations that benefit our community.

SUPPORT IN NUMBERS
Sponsorship Dollars

18%
EDUCATION/ FINANCIAL EDUCATION

14% *HEALTH*

1% *ANIMAL WELFARE*

 **42%** *ECONOMIC DEVELOPMENT*

 **14%** *HOUSEHOLD STABILITY/ HOMEOWNERSHIP*

 **11%** *YOUTH ENGAGEMENT*



SHRED DAY MUNSTER

Peoples Bank hosted a free Shred Day at the Munster Corporate Center on June 14th, allowing community members to have their sensitive documents shredded by Opportunity Enterprises for free and reducing risk of identity theft.

HOUSING RESOURCE FAIR

Community Development Officer Diane Dalton and Banking Center Manager Adrian Alvarez attended the Housing Resource Fair at the Hegewisch Community Center on September 27th. This event helped connect community members with resources to assist in the home-buying process including workshops, credit reports, expert advice and more.





ORLAND PARK OUTDOOR MOVIE SERIES

Banking Center Manager Velia Cruz along with Universal Banker Stefanie Zamiar participated in the Orland Park Outdoor Movie Series, handing out fun giveaways and chatting with members of the Orland Park Community.



FINANCIAL OVERVIEW

FINWARD BANCORP

(Dollars in thousands, except for per share ratios and data)	December 31, 2025	December 31, 2024
Earnings:		
Net revenue (a)	66,041	71,597
Noninterest expense	58,136	58,142
Pre-provision profit	7,905	13,455
Provision for loan losses	(205)	(503)
Net income	8,087	12,130
Earnings per common share data:		
Net income per share:		
Basic	1.89	2.85
Diluted	1.88	2.84
Cash dividends declared	0.36	0.48
Book value	$40.37	$35.10
Selected balance sheet data (period-end):		
Total assets	2,021,181	2,060,699
Loans	1,450,387	1,508,976
Deposits	1,726,971	1,760,566
Total stockholders' equity	174,663	151,414
Selected ratios:		
Return on Equity	5.10%	8.06%
Return on Assets	0.39%	0.58%
Common equity tier 1 capital to risk-weighted assets	11.9%	11.3%
Tier 1 capital to risk-weighted assets	11.9%	11.3%
Total capital to risk-weighted assets	13.1%	12.2%
Tier 1 capital to adjusted average assets	8.9%	8.5%
Book value per share	$40.37	$35.10
Basic earnings per share	1.89	2.85
Dividends per share	0.36	0.48

(a) Net revenue represents the Bancorp's net interest income, plus non-interest income.

MARKET INFORMATION

The Bancorp's Common Stock is listed on the Nasdaq Capital Market under the symbol "FNWD". As of February 28, 2026, the Bancorp had 4,330,486 shares of common stock outstanding and 487 shareholders of record. This does not reflect the number of persons or entities who may hold their stock in nominee or "street" name through brokerage firms.

Assets *(in millions)*



Net Interest Income *(dollars in thousands)*



Year ended December 31, 2025	Per Share Prices		Dividends Declared Per Common Share
	High	Low	
1st Quarter	$ 29.46	$ 26.16	$ 0.12
2nd Quarter	31.05	27.22	0.12
3rd Quarter	32.74	26.63	0.12
4th Quarter	39.93	30.87	0.12

Net Income *(dollars in thousands)*



Year ended December 31, 2024	Per Share Prices		Dividends Declared Per Common Share
	High	Low	
1st Quarter	$ 25.36	$ 22.82	$ 0.12
2nd Quarter	24.96	24.18	0.12
3rd Quarter	32.40	24.54	0.12
4th Quarter	32.40	28.11	0.12

Book Value per Share



BOARD OF DIRECTORS

Joel Gorelick, *Chairman of the Board, Director since 2000*
Former President and Chief Operating Officer of the Bancorp,
Charter Chairman Emeritus of the Lake County Economic
Alliance, Inc., and Director and Chairman of the Audit
Committee of the Indiana Economic Development Corporation

Anthony M. Puntillo, D.D.S., M.S.D.,
Vice-Chairman of the Board, Director since 2004
Orthodontist, CEO of Puntillo and Crane Orthodontics, P.C.

Benjamin Bochnowski, *Director since 2014*
President and Chief Executive Officer of the Bancorp and
Chief Executive Officer of Peoples Bank

Robert E. Johnson III, *Director since 2016*
President and Chief Executive Officer, Cimcor Inc.

Amy W. Han, Ph.D., *Director since 2008*
Director, Office of Clinical Affairs and Education
of Indiana University School of Medicine – Northwest

Danette Garza, J.D., M.B.A., C.P.A., *Director since 2013*
Attorney and Certified Public Accountant, Of Counsel
at Austgen, Kuiper, Jasaitis, P.C., Crown Point, Indiana

Robert W. Youman, *Director since 2022*
Investment Advisor and Managing Director,
Horwitz & Associates

Jennifer R. Evans, *Director since 2024*
Retired Banking Executive; Former EVP, General Counsel
and Corporate Secretary of PrivateBancorp, Inc.

Carolyn M. Burke, *Director since 2024*
Chief Financial Officer, Exron Capital, Inc.

Martin P. Alwin, *Director since 2024*
Senior Analyst, PL Capital Advisors, LLC

BOARD COMMITTEES

COMPENSATION AND BENEFITS

Jennifer R. Evans
Chairperson
Amy W. Han
Vice Chairperson

Martin P. Alwin
Danette Garza
Robert E. Johnson III

EXECUTIVE COMMITTEE

Joel Gorelick
Chairperson
Anthony M. Puntillo
Vice Chairperson

Benjamin Bochnowski
Amy W. Han
Robert E. Johnson III

NOMINATING AND CORPORATE GOVERNANCE

Anthony M. Puntillo
Chairperson
Jennifer R. Evans
Vice Chairperson

Amy W. Han
Robert W. Youman

RISK MANAGEMENT AND COMPLIANCE

Robert E. Johnson III
Chairperson
Robert W. Youman
Vice Chairperson

Martin P. Alwin
Carolyn M. Burke
Jennifer R. Evans
Danette Garza

AUDIT

Robert W. Youman
Chairperson
Carolyn M. Burke
Vice Chairperson

Martin P. Alwin
Danette Garza
Anthony M. Puntillo

EXECUTIVE LEADERSHIP TEAM

Benjamin Bochnowski
Chief Executive Officer

Todd M. Scheub
*Executive Vice President,
Chief Revenue Officer of
the Bancorp and President
of Peoples Bank*

Robert T. Lowry
*Executive Vice President,
Chief Operating Officer*

David Kwait, MBA, J.D.
*Senior Vice President,
Chief Risk Officer,
General Counsel and
Corporate Secretary*

Benjamin L. Schmitt
*Executive Vice President,
Chief Financial Officer
and Treasurer*

Jillonda R. Washington
*Senior Vice President,
Chief People Officer*


Peoples Bank
A Finward Company
KEY:
Peoples Bank Corporate Center and Banking Center
Banking Center
Dyer and 118th Banking Centers will be closing permanently in April 2026
Map represents the Peoples Banking Center Network only.
NILES
CHICAGO
WESTMONT
SOUTH CHICAGO
WHITING
LEMONT
EAST CHICAGO
HAMMOND
ORLAND PARK
MIDLOTHIAN
GARY
MUNSTER
HIGHLAND
HOBART
DYER
VALPARAISO
SCHERERVILLE
MERRILLVILLE
ST. JOHN
CROWN POINT
CEDAR LAKE

Stock Transfer Agent
Broadridge Corporate Issuer Solutions

Independent Auditors
Forvis Mazars, LLP
201 N Illinois St STE 700
Indianapolis, IN 46204

Special Legal Counsel
Barnes & Thornburg LLP
11 S. Meridian Street
Indianapolis, Indiana 46204

Annual Stockholders Meeting
The Annual Meeting of Stockholders of Finward Bancorp will be held at 9:00 am CDT on **Thursday, May 21, 2026.**

Annual Report on Form 10-K
A copy of the Annual Report on Form 10-K, for Finward Bancorp, as filed with the Securities and Exchange Commission, will be furnished without charge to stockholders as of the record date upon written request to the:

Corporate Secretary
Finward Bancorp
9204 Columbia Avenue
Munster, Indiana 46321

Peoples Bank

A Finward Company

CORPORATE HEADQUARTERS

9204 Columbia Avenue, Munster, IN 46321

ibankpeoples.com | 219.836.4400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

For the fiscal year ended December 31, 2025

☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

For the transition period from ______ to ______

Commission File Number: 001-40999

Finward Bancorp
(Exact name of registrant as specified in its charter)

Indiana	35-1927981
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
9204 Columbia Avenue Munster, Indiana	46321
(Address of principal executive offices)	(ZIP code)

Registrant's telephone number, including area code: (219) 836-4400

N/A

(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, no par value	FNWD	The NASDAQ Stock Market, LLC

Securities registered pursuant to Section 12(g) of the Act: **None.**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
☐Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act:
Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒
Smaller Reporting Company ☒ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Based on the average bid and ask prices for the registrant's Common Stock at June 30, 2025, at that date, the aggregate market value of the registrant's Common Stock held by nonaffiliates of the registrant (assuming solely for the purposes of this calculation that all directors and executive officers of the registrant are "affiliates") was $113,818,982.

There were 4,330,486 shares of the registrant's Common Stock, without par value, outstanding at March 20, 2026.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the following documents have been incorporated by reference into this Annual Report on Form 10-K:
1. Definitive Proxy Statement for the 2026 Annual Meeting of Shareholders. (Part III)

Finward Bancorp
Index

Glossary of Defined Terms

ACL - Allowance for credit losses

AFS - Available-for-sale

Agencies - collectively, Fannie Mae, Freddie Mac, and Ginnie Mae

AI - Artificial intelligence and/or machine learning

ALCO - Asset Liability Committee

AOCI - Accumulated other comprehensive income (loss)

ARMs - Adjustable rate mortgage loans

ASC - Accounting Standards Codification

ASU - Accounting Standards Update

ATM - Automated teller machine

Bank - Peoples Bank

BHCA - Bank Holding Company Act of 1956, amended

Board - The Company's Board of Directors

BSA - Bank Secrecy Act

Buyer - MountainSeed Real Estate Services, LLC

CARES Act - Coronavirus Aid, Relief and Economic Security Act of 2021

CBCA - Change in Bank Control Act

CBCM - Certified Banking Cybersecurity Manager

CBLR - Community Bank Leverage Ratio

CBSM - Certified Banking Security Manager

CBSTP - Certified Banking Security Technology Professional

CECL - ASU 2016-13, Measurement of Credit Losses on Financial Instruments ("Current Expected Credit Losses")

CFPB - Consumer Financial Protection Bureau

CISM - Certified Information Security Manager

Code - Internal Revenue Code of 1986

CODM - Chief Operating Decision Maker

Company - Finward Bancorp

COSO - Committee of Sponsoring Organizations of the Treadway Commission

CRA - Community Reinvestment Act

CRE - Commercial real estate

CRE NOO - Commercial real estate owner-occupied

CRE OO - Commercial real estate non-owner-occupied

CRI - Cyber Risk Institute

DEI - Diversity, equity and inclusion

DFI - Indiana Department of Financial Institutions

DIF - Deposit Insurance Fund

Dodd-Frank Act - Dodd Frank Wall Street Reform and Consumer Protection Act of 2010

DOJ - Department of Justice

Economic Growth Act - Economic Growth, Regulatory Relief and Consumer Protection Act of 2018

EOLC - Executive officer's loan committee

ESG - Environmental, social, and governance

ERM - Enterprise Risk Management Committee

EVE at Risk - Economic value of equity at risk modeling sensitivity analysis

Exchange Act - Securities Exchange Act of 1934, amended

FASB - Financial Accounting Standards Board

FDIC - Federal Deposit Insurance Corporation

FDICIA - FDIC Improvement Act of 1991

FHA - Federal Housing Administration

FHLB - Federal Home Loan Bank

FHLBI - Federal Home Loan Bank of Indianapolis

Final Rule - Final regulation implementing Section 201

FinTech - Financial technology

FIT - Indiana's Financial Institutions Tax

FRB - Federal Reserve System

GAAP - Generally Accepted Accounting Principles in the US

Gramm-Leach - Gramm-Leach-Bliley Act

HTM - Held-to-maturity

IT - The Company's Information Technology

Lease Agreements - Triple net lease agreements

LGD - Loss given default

MOU - Memorandum of understanding

NOL - Net operating loss

OCC - Office of the Comptroller of the Currency

OBBBA - One Big Beautiful Bill Act

OLC - Loan officers' loan committee

OO - Owner-occupied

Order - Consent Order

PCD - Purchased credit deteriorated

PD - Probability of default

Plan - Finward Bancorp 2025 Omnibus Equity Incentive Plan

Properties - Five properties owned and operated as branch locations

REIT - Real estate investment trust

ROA - Return on average assets

ROE - Return on average shareholders' equity

RWA - Risk-weighted assets

SEC - Securities and Exchange Commission

SOLC - Senior officers' loan committee

TLM - Troubled loan modification

UDC Plan - Unqualified Deferred Compensation Plan

vCISO - virtual Chief Information Security Officer

PART I

Item 1. Business General

Finward Bancorp, an Indiana corporation, was incorporated on January 31, 1994, and is the holding company for Peoples Bank, an Indiana-chartered commercial bank. The Bank is a wholly owned subsidiary of the Company. The Company has no other business activity other than being a holding company for the Bank and the Company's earnings are primarily dependent upon the earnings of the Bank.

The Bank is primarily engaged in the business of attracting deposits from the general public and the origination of loans, mostly upon the security of single family residences and commercial real estate, as well as, construction loans and various types of consumer loans, commercial business loans and municipal loans, within its primary market areas of Lake and Porter Counties, in Northwest Indiana, and Cook County, Illinois. In addition, the Company's Wealth Management Group provides estate and retirement planning, guardianships, land trusts, profit sharing and 401(k) retirement plans, IRA and Keogh accounts, investment agency accounts, and serves as the personal representative of estates and acts as trustee for revocable and irrevocable trusts.

The Company monitors and evaluates financial performance on a Company-wide basis and the majority of the Company's revenue is from the business of banking. Accordingly, all of the Company's operations are considered by management to be aggregated in one reportable operating segment.

The Bank's deposit accounts are insured up to applicable limits by the Deposit Insurance Fund, which is administered by the Federal Deposit Insurance Corporation, an agency of the federal government. As the holding company for the Bank, the Company is subject to comprehensive examination, supervision and regulation by the Board of Governors of the Federal Reserve System, while the Bank is subject to comprehensive examination, supervision and regulation by both the FDIC and the Indiana Department of Financial Institutions. The Bank is also subject to regulation by the FRB governing reserves required to be maintained against certain deposits and other matters. The Bank is also a member of the Federal Home Loan Bank of Indianapolis, which is one of the eleven regional banks comprising the system of Federal Home Loan Banks.

The Company maintains its corporate office at 9204 Columbia Avenue, Munster, Indiana, from which it oversees the operation of its 26 branch locations. For further information, see "Properties." The Company's internet address is www.ibankpeoples.com.

Forward-Looking Statements

Certain of the statements made in this report are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. All statements other than statements of historical fact, including statements regarding our financial position, business strategy, and the plans and objectives of our management for future operations, are forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target," and other similar words and expressions relating to the future.

Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially, and adversely or positively, from the expectations of the Company that are expressed or implied by any forward-looking statement. Risks, uncertainties, and factors that could cause the Company's actual results to vary materially from those expressed or implied by any forward-looking statement include but are not limited to:

- changes in domestic and international trade policies, including tariffs and other non-tariff barriers, and the effects of such changes on the Bank and its customers;

- risks related to the development and use of AI;

- The Bank's ability to demonstrate compliance with the terms of the previously disclosed memorandum of understanding entered into between the Bank and the FDIC and DFI, or to demonstrate compliance to the satisfaction of the FDIC and/or DFI within prescribed time frames;

- The Bank's agreement under the memorandum of understanding to refrain from paying cash dividends without prior regulatory approval;

- changes in interest rates, market liquidity, and capital markets, as well as the magnitude of such changes, which may reduce net interest margins;

- the aggregate effects of inflation experienced in recent years, and the potential for a resurgence in inflation;

- the use of proceeds of future offerings of securities;

- capital management activities, including possible future sales of new securities, or possible repurchases or redemptions by the Company of outstanding debt or equity securities;

- changes in asset quality and credit risk;

- our ability to sustain revenue and earnings growth;

- customer acceptance of the Company's products and services;

- customer borrowing, repayment, investment, and deposit practices;

- customer disintermediation;

- the introduction, withdrawal, success, and timing of asset/liability management strategies or of mergers and acquisitions and other business initiatives and strategies;

- competitive conditions;

- our ability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions, and divestitures;

- changes in fiscal, monetary, and tax policies;

- factors that may cause the Company to incur impairment charges on its investment securities;

- electronic, cyber, and physical security breaches;

- claims and litigation liabilities, including related costs, expenses, settlements, and judgments, or the outcome of matters before regulatory agencies, whether pending or commencing in the future;

- changes in accounting principles and interpretations;

- economic conditions;

- loss of key personnel;

- the impact, extent, and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms; and

- other factors and risks described under the heading "Risk Factors" in Part I, Item 1A of this Form 10-K, as may be updated from time to time in our other filings with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended the Exchange Act.

In addition to the above factors, we also caution that the actual amounts and timing of any future common stock dividends or share repurchases will be subject to various factors, including our capital position, financial performance, capital impacts of strategic initiatives, market conditions, and regulatory and accounting considerations, as well as any other factors that our Board of Directors deems relevant in making such a determination. Therefore, there can be no assurance that we will repurchase shares or pay any dividends to holders of our common stock, or as to the amount of any such repurchases or dividends.

Because such forward-looking statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such statements. The foregoing list of important factors is not exclusive and you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report or, in the case of documents incorporated by reference, the dates of those documents. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of us. The "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this Form 10-K lists some of the factors that could cause the Company's actual results to vary materially from those expressed in or implied by any forward-looking statements. We direct your attention to this discussion. Other risks and uncertainties that could affect the Company's future performance are set forth below in Item 1A, "Risk Factors,"

Lending Activities

General. The Company's product offerings include residential mortgage loans, construction loans, commercial real estate loans, consumer loans, commercial business loans and loans to municipalities. The Company's lending strategy stresses quality growth, product diversification, and competitive and profitable pricing. While lending efforts include both fixed and adjustable rate products, the focus has been on products with adjustable rates and/or shorter terms to maturity. It is management's goal that all programs are marketed effectively to our primary market area.

The Company is primarily a portfolio lender. Mortgage banking activities are limited to the sale of fixed rate mortgage loans with contractual maturities generally exceeding fifteen years. These loans are sold, on a case-by-case basis, in the secondary market as part of the Company's efforts to manage interest rate risk. All loan sales are made to Freddie Mac, US Bank or to the Federal Home Loan Bank of Indianapolis. All loans held-for-sale are recorded at the lower of cost or market value.

Under Indiana Law, an Indiana bank generally may not make any loan to a borrower or its related entities if the total of all such loans by the bank exceeds 15% of its unimpaired capital and unimpaired surplus (plus up to an additional 10% of unimpaired capital and unimpaired surplus, in the case of loans fully collateralized by readily marketable collateral); provided, however, that certain specified types of loans are exempted from these limitations or subject to different limitations. The maximum amount that the Bank could have loaned to one borrower and the borrower's related entities at December 31, 2025, under the 15% of capital and surplus limitation, was approximately $30.8 million. At December 31, 2025, the Bank had no loans that exceeded the regulatory limitations.

At December 31, 2025, there were no concentrations of loans in any type of industry that exceeded 10% of total loans that were not otherwise disclosed as a loan category.

Loan Portfolio. The following table sets forth selected data relating to the composition of the Company's loan portfolio by type of loan at the end of each of the last two years. The amounts are stated in thousands (000's).

(Dollars in thousands)	December 31, 2025	December 31, 2024
Loans secured by real estate:		
Residential real estate	$ 442,443	$ 467,293
Home equity	53,497	49,758
Commercial real estate	555,594	551,674
Construction and land development	77,208	82,874
Multifamily	183,902	212,455
Total loans secured by real estate	1,312,644	1,364,054
Commercial business	99,304	104,246
Consumer	870	551
Manufactured homes	23,708	26,708
Government	12,298	11,024
Loans receivable	1,448,824	1,506,583
Add:		
Net deferred loan origination costs	1,606	2,439
Loan clearing funds	(43)	(46)
Loans receivable, net of deferred fees and costs	$ 1,450,387	$ 1,508,976

Loan Maturity Schedule. The following table sets forth certain information at December 31, 2025, regarding the dollar amount of loans in the Company's portfolio based on their contractual terms to maturity. Demand loans, loans having no schedule of repayments and no stated maturity, and overdrafts are reported as due in one year or less. Contractual principal repayments of loans do not necessarily reflect the actual term of the loan portfolio. The average life of mortgage loans is substantially less than their contractual terms because of loan prepayments and because of enforcement of due-on-sale clauses, which give the Company the right to declare a loan immediately due and payable in the event, among other things, that the borrower sells the property subject to the mortgage. The amounts are stated in thousands (000's).

	Maturing within one year	After one but within five years	After five but within fifteen years	After fifteen years	Total
Residential real estate	$ 8,997	$ 20,065	$ 81,649	$ 331,732	$ 442,443
Home equity	2,005	333	10,726	40,433	53,497
Commercial real estate	40,216	149,462	365,300	616	555,594
Construction and land development	27,022	5,888	34,517	9,781	77,208
Multifamily	31,137	50,670	102,095	-	183,902
Commercial business	49,337	34,297	15,670	-	99,304
Consumer	660	210	-	-	870
Manufactured homes	1	209	11,870	11,628	23,708
Government	3,732	7,489	1,077	-	12,298
Total loans receivable	$ 163,107	$ 268,623	$ 622,904	$ 394,190	$ 1,448,824

The following table sets forth the dollar amount of all loans due after one year from December 31, 2025, which have predetermined interest rates or have floating or adjustable interest rates. The amounts are stated in thousands (000's).

	Predetermined rates	Floating or adjustable rates	Total
Residential real estate	$ 331,405	$ 102,041	$ 433,446
Home equity	45,300	6,191	51,491
Commercial real estate	46,956	468,422	515,378
Construction and land development	9,827	40,358	50,185
Multifamily	64,004	88,761	152,765
Commercial business	27,092	22,876	49,968
Consumer	210	-	210
Manufactured homes	23,708	-	23,708
Government	8,566	-	8,566
Total loans receivable	$ 557,068	$ 728,649	$ 1,285,717

Lending Area. The primary lending area of the Company encompasses Lake County in northwest Indiana and Cook County in northeast Illinois, where collectively a majority of loan activity is concentrated. The Company is also an active lender in Porter County, and to a lesser extent, LaPorte, Newton and Jasper counties in Indiana; and DuPage, Lake, and Will counties in Illinois.

Loan Origination Fees. All loan origination and commitment fees, as well as incremental direct loan origination costs, are deferred and amortized into income as yield adjustments.

Loan Origination Procedure. The primary sources for loan originations are referrals from commercial customers, real estate brokers and builders, solicitations by the Company's lending and retail staff, and advertising of loan programs and rates. The Company employs no staff appraisers. All appraisals are performed by fee appraisers that have been approved by the Board of Directors and who meet all federal guidelines and state licensing and certification requirements.

Designated officers have authorities, established by the Board of Directors, to approve loans. Loans from $3.0 million to $4.5 million are approved by the loan officers' loan committee. Loans from $4.5 million to $7.0 million are approved by the senior officers' loan committee. Loans from $7.0 million to $15.0 million are approved by the executive officer's loan committee. All loans in excess of $15.0 million, up to the legal lending limit of the Bank, must be approved by the Bank's Board of Directors or its Board Risk Management and Compliance Committee (all members of the Bank's Board of Directors and Board Risk Management and Compliance Committee are also members of the Company's Board of Directors and Board Risk Management and Compliance Committee, respectively). Certain loan renewals and extensions may not require approval by the Board of Directors or the Credit Committee as long as there is no material change, credit downgrade, significant change in borrower or guarantor status, material release or change in collateral value or the eligible loan renewal or extension is not outside the current concentration limits set by the Board of Directors. The maximum in-house legal lending limit as set by the Board of Directors is the lower of 10% of the Bank's risk-based capital or $15.0

million. Requests that exceed this amount will be considered on a case-by-case basis, after taking into consideration the legal lending limit, by specific Board or Board Committee action. The Bank will not extend credit to any of its executive officers, directors, or principal shareholders or to any related interest of that person, except in compliance with the insider lending restrictions of Regulation O under the Federal Reserve Act and in an amount that, when aggregated with all other extensions of credit to that person, exceeds $1.0 million unless: (1) the extension of credit has been approved in advance by a majority of the entire Board of Directors of the Bank, and (2) the interested party has abstained from participating directly or indirectly in the voting.

All loans secured by personal property must be covered by insurance in an amount sufficient to cover the full amount of the loan. All loans secured by real estate must be covered by insurance in an amount sufficient to cover the full amount of the loan or restore the property to its original state. First mortgage loans must be covered by a lender's title insurance policy in the amount of the loan.

The Current Lending Programs

Residential Real Estate. The primary lending activity of the Company has been the granting of conventional mortgage loans to enable borrowers to purchase existing homes, refinance existing homes, or construct new homes. Conventional loans are made up to a maximum of 97% of the purchase price or appraised value, whichever is less. For loans made in excess of 80% of value, private mortgage insurance is generally required in an amount sufficient to reduce the Company's exposure to 80% or less of the appraised value of the property. Loans insured by private mortgage insurance companies can be made for up to 97% of value. During 2025, 69.0% of mortgage loans closed were conventional loans with borrowers having 20% or more equity in the property. This type of loan does not require private mortgage insurance because of the borrower's level of equity investment.

Fixed rate loans currently originated generally conform to Freddie Mac guidelines for loans purchased under the one-to-four family program. Loan interest rates are determined based on secondary market yield requirements and local market conditions. Fixed rate mortgage loans with contractual maturities generally exceeding fifteen years may be sold and/or classified as held-for-sale to control exposure to interest rate risk.

The Company's ARMs include offerings that reprice annually or are "Mini-Fixed." The "Mini-Fixed" mortgage reprices annually after a three, five, seven or ten year period. ARM originations totaled $6.5 million for 2025 and $7.3 million for 2024. During 2025, ARMs represented 12.5% of total mortgage loan originations. The ability of the Company to successfully market ARMs depends upon loan demand, prevailing interest rates, volatility of interest rates, public acceptance of such loans and terms offered by competitors.

Home Equity Line of Credit. The Company offers a fixed and variable rate revolving line of credit secured by the equity in the borrower's home. Both products offer an interest only option where the borrower pays interest only on the outstanding balance each month. Equity lines will typically require an appraisal and a second mortgage lender's title insurance policy. Loans are generally made up to a maximum of 89% of the appraised value of the property less any outstanding liens.

Fixed-term home improvement and equity loans are made up to a maximum of 85% of the appraised value of the improved property, less any outstanding liens. These loans are offered on both a fixed and variable rate basis with a maximum term of 240 months. All home equity loans are made on a direct basis to borrowers.

Commercial Real Estate and Multifamily Loans. Commercial real estate loans are typically made to a maximum of 80% of the appraised value. Such loans are generally made on an adjustable rate basis. These loans are typically made for terms of 15 to 25 years. Loans with an amortizing term exceeding 15 years normally have a balloon feature calling for a full repayment within seven to ten years from the date of the loan. The balloon feature affords the Company the opportunity to restructure the loan if economic conditions so warrant. Commercial real estate loans include loans secured by commercial rental units, apartments, condominium developments, small shopping centers, owner occupied commercial/ industrial properties, hospitality units and other retail and commercial developments.

While commercial real estate lending is generally considered to involve a higher degree of risk than single-family residential lending due to the concentration of principal in a limited number of loans and the effects of general economic conditions on real estate developers and managers, the Company has endeavored to reduce this risk in several ways. In originating commercial real estate loans, the Company considers the feasibility of the project, the financial strength of the borrowers and lessees, the managerial ability of the borrowers, the location of the project and the economic environment. Management evaluates the debt coverage ratio and analyzes the reliability of cash flows, as well as the quality of earnings. All such loans are made in accordance with well-defined underwriting standards and are generally supported by personal guarantees, which represent a secondary source of repayment.

Loans for the construction of commercial properties are generally located within an area permitting physical inspection and regular review of business records. Projects financed outside of the Company's primary lending area generally involve borrowers and guarantors who are or were previous customers of the Company or projects that are underwritten according to the Bank's underwriting standards.

Construction and Land Development. Construction loans on residential properties are made primarily to individuals and contractors who are under contract with individual purchasers. These loans are personally guaranteed by the borrower. The maximum loan-to-value ratio is 89% of either the current appraised value or the cost of construction, whichever is less. Residential construction loans are typically made for periods of one year.

Loans are also made for the construction of commercial properties. All such loans are made in accordance with well-defined underwriting standards. Generally if the properties are not owner occupied, these types of loans require proof of intent to lease and a confirmed end-loan takeout. In general, loans made do not exceed 80% of the appraised value of the property. Commercial construction loans are typically made for periods not to exceed two years or date of occupancy, whichever is less.

Commercial Business. Although the Company's priority in extending various types of commercial business loans changes from time to time, the basic considerations in determining the makeup of the commercial business loan portfolio are economic factors, regulatory requirements and money market conditions. The Company seeks commercial loan relationships from the local business community and from its present customers. Conservative lending policies based upon sound credit analysis governs the extension of commercial credit. The following loans, although not inclusive, are considered preferable for the Company's commercial loan portfolio, loans collateralized by liquid assets; loans secured by general use machinery and equipment; secured short-term working capital loans to established businesses secured by business assets; short-term loans with established sources of repayment and secured by sufficient equity and real estate; and unsecured loans to customers whose character and capacity to repay are firmly established.

Consumer Loans. The Company offers consumer loans to individuals for personal, household or family purposes. Consumer loans are either secured by adequate collateral, or unsecured. Unsecured loans are based on the strength of the applicant's financial condition. All borrowers must meet current underwriting standards. The consumer loan program includes both fixed and variable rate products.

Manufactured Homes. The Company purchases fixed rate closed loans from a third party that are subject to Company's underwriting requirements and secured by manufactured homes. The maturity date on these loans can range up to 25 years. In addition, these loans have a reserve account held at the Company; further detail regarding this reserve can be found in Note 3– Loans Receivable.

Government Loans. The Company is permitted to purchase non-rated municipal securities, tax anticipation notes, and warrants within the local market area.

Credit Quality and Allowance for Credit Losses

Loans are reviewed on a regular basis and are generally placed on a nonaccrual status when, in the opinion of management, serious doubt exists as to the collectability of a loan. Loans are generally placed on nonaccrual status when either principal or interest is 90 days or more past due. Consumer non-residential loans are generally charged off when the loan becomes over 120 days delinquent. Interest accrued and unpaid at the time a loan is placed on nonaccrual status is charged against interest income. Subsequent payments are either applied to the outstanding principal balance, tax and insurance reserve or recorded as interest income, depending on the assessment of the ultimate collectability of the loan.

The Company's mortgage loan collection procedures provide that, when a mortgage loan is 15 days or more delinquent, the borrower will be contacted by mail and payment requested. If the delinquency continues, subsequent efforts will be made to contact the delinquent borrower. In certain instances, the Company will recast the loan or grant a limited moratorium on loan payments to enable the borrower to reorganize his, her, or its financial affairs. If the loan continues in a delinquent status for 120 days, the Company will generally initiate foreclosure proceedings. Collection procedures for consumer loans provide that when a consumer loan becomes ten days delinquent, the borrower will be contacted by mail and payment requested. If the delinquency continues, subsequent efforts will be made to contact the delinquent borrower. In certain instances, the Company may grant a payment deferral. If a loan continues to be delinquent after 60 days and all collection efforts have been exhausted, the Company will initiate legal proceedings. Collection procedures for commercial business loans provide that when a commercial loan becomes ten days delinquent, the borrower will be contacted by mail and payment requested. If the delinquency continues, subsequent efforts will be made to contact the delinquent borrower pursuant to the commercial loan collection policy. In certain instances, the Company may grant a payment deferral or restructure the loan. Once it has been determined that collection efforts are unsuccessful, the Company will initiate legal proceedings.

Any property acquired as the result of foreclosure or by voluntary transfer of property made to avoid foreclosure is classified as foreclosed real estate until such time as it is sold or otherwise disposed of by the Company. Foreclosed real estate is recorded at fair value at the date of foreclosure. At foreclosure, any write-down of the property is charged to the allowance for credit losses. Costs relating to improvement of property are capitalized, whereas holding costs are expensed. Valuations are periodically performed by management, and a valuation allowance is established by a charge to operations if the carrying value of a property exceeds its estimated fair value less selling costs.

Subsequent gains or losses on disposition, including expenses incurred in connection with the disposition, are charged to operations.

Loans accounted for on a nonaccrual basis (amounts are stated in thousands (000's):

	2025		2024	
Residential real estate	$	5,932	$	4,665
Home equity		810		483
Commercial real estate		1,561		1,280
Construction and land development		653		658
Multifamily		696		3,362
Commercial business		1,439		3,290
Manufactured homes		71		-
Total	$	11,162	$	13,738

	2025	2024
Non-performing loans to total loans	0.77 %	0.91 %
Non-performing loans to total assets	0.55 %	0.74%
Collateralized debt obligations	$ 1,882	$ 1,419
Ratio of collateralized debt obligations to total assets	0.09 %	0.07 %

Federal regulations require banks to classify their own loans and to establish appropriate general and specific allowances, subject to regulatory review. These regulations are designed to encourage management to evaluate loans on a case-by-case basis and to discourage automatic classifications. Loans classified as substandard or doubtful must be evaluated by management to determine loan loss reserves. Loans classified as loss must either be written off or reserved for by a specific allowance. Amounts reported in the allowance for credit losses are included in the calculation of the Company's total risk-based capital requirement (to the extent that the amount does not exceed 1.25% of total risk-based assets), but are not included in Tier 1 leverage ratio calculations and Tier 1 risk-based capital requirements.

Substandard loans include non-performing loans and potential problem loans, where information about possible credit issues or other conditions causes management to question the ability of such borrowers to comply with loan covenants or repayment terms. No loans were internally classified as doubtful or loss at December 31, 2025 or 2024.

The Company's substandard loans are summarized below:

(Dollars in thousands)	December 31, 2025	December 31, 2024
Residential real estate	$ 6,016	$ 4,754
Home equity	813	490
Commercial real estate	1,561	1,598
Construction and land development	2,234	2,285
Multifamily	696	3,550
Commercial business	1,439	3,290
Manufactured homes	71	54
Total	$ 12,830	$ 16,021

In addition to identifying and monitoring non-performing and other classified loans, management maintains a list of special mention loans. Special mention loans represent loans management is closely monitoring due to one or more factors that may cause the loan to become classified as substandard.

The Company's special mention loans are summarized below:

(Dollars in thousands)	December 31, 2025	December 31, 2024
Residential real estate	$ 4,797	$ 4,291
Home equity	305	459
Commercial real estate	13,200	8,008
Construction and land development	557	3,675
Multifamily	2,857	5,329
Commercial business	2,768	3,528
Manufactured homes	28	-
Total	$ 24,512	$ 25,290

Purchased loans acquired in a business combination are recorded at estimated fair value on their purchase date. Purchased credit deteriorated loans have experienced more than insignificant credit deterioration since origination. PCD loans are recorded at the amount paid. An allowance for credit losses is determined using the same methodology as other loans held for investment. The sum of the loan's purchase price and allowance for credit losses becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a noncredit discount or premium, which is amortized into interest income over the life of the loan. Subsequent changes to the allowance for credit losses are recorded through credit loss expense.

For acquired non-credit-deteriorated loans and leases, the difference between the fair value and unpaid principal balance of the loan at the acquisition date is amortized or accreted to interest income over the life of the loan. While credit discounts are included in the determination of the fair value for non-credit deteriorated loans, since these discounts are expected to be accreted over the life of the loans, they cannot be used to offset the allowance for credit losses that must be recorded at the acquisition date. As a result, an allowance for credit losses is determined at the acquisition date using the same methodology as other loans held for investment and is recognized as a provision for credit losses in the consolidated income statements. Any subsequent deterioration (improvement) in credit quality is recognized by recording a provision (recapture) for credit losses.

A loan is individually evaluated for expected credit losses when, based on current information and events, it is probable that a borrower will be unable to pay all amounts due according to the contractual terms of the loan agreement. Typically, management does not individually evaluate smaller-balance homogeneous loans, such as residential mortgages or consumer loans, as impaired, unless they are troubled loan modifications.

A collateral dependent financial loan relies solely on the operation or sale of the collateral for repayment. In evaluating the overall risk associated with the loan, the Company considers character, overall financial condition and resources, and payment record of the borrower; the prospects for support from any financially responsible guarantors; and the nature and degree of protection provided by the cash flow and value of any underlying collateral. However, as other sources of repayment become inadequate over time, the significance of the collateral's value increases and the loan may become collateral dependent.

The table below presents the amortized cost basis and ACL allocated for collateral dependent loans in accordance with ASC 326, which are individually evaluated to determine expected credit losses.

(Dollars in thousands)	December 31, 2025									
	Real Estate		Equipment/ Inventory		Accounts Receivable		Vehicles		Total	ACL Allocation
Residential real estate	$	2,185	$	-	$	-	$	-	$ 2,185	$ 39
Home equity		4		-		-		-	4	-
Commercial real estate		1,561		-		-		-	1,561	86
Construction and land development		2,234		-		-		-	2,234	-
Multifamily		696		-		-		-	696	-
Commercial business		-		1,267		130		42	1,439	138
Total	$	6,680	$	1,267	$	130	$	42	$ 8,119	$ 263

At times, the Company will modify the terms of a loan to forego a portion of interest or principal or reduce the interest rate on the loan to a rate materially less that market rates, or materially extend the maturity date of a loan as part of a troubled loan modification.

Loan Modification Disclosures Pursuant to ASU 2022-02

The following tables show the amortized cost of loans at December 31, 2025 and December 31, 2024, that were both experiencing financial difficulty and modified during the year ended December 31, 2025 and December 31, 2024, segregated by portfolio segment and type of modification. The percentage of the amortized cost of loans that were modified to borrowers in financial distress as compared to the amortized cost of each segment of financial receivable is also presented below.

(Dollars in thousands)	For the year ended December 31, 2025					
	Payment Delay	Term Extension	Interest Rate Reduction	Combination Term Extension and Interest Rate Reduction		% of Total Segment Financing Receivables
Residential real estate	$ -	$ 601	$ -	$	-	0.14%
Commercial real estate	131	390	-		-	0.09%
Construction and land development	593	-	-		-	0.77%
Commercial business	945	-	-		-	0.95%
Total	$ 1,669	$ 991	$ -	$	-	0.18%

(Dollars in thousands)	For the year ended December 31, 2024					
	Payment Delay	Term Extension	Interest Rate Reduction	Combination Term Extension and Interest Rate Reduction		% of Total Segment Financing Receivables
Residential real estate	$ 528	$ 1,115	$ -	$	-	0.35%
Home Equity	41	-	-		-	0.01%
Total	$ 569	$ 1,115	$ -	$	-	0.11%

There were no commitments to lend additional amounts to the borrowers included in the previous table.

The Company closely monitors the performance of loans and leases that have been modified for borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. The performance of such modified loans is presented below.

		December 31, 2025		
(Dollars in thousands)	Current	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due
Residential real estate	$ 582	$ 19	$ -	$ -
Commercial real estate	390	-	-	131
Construction and land development	-	-	-	593
Commercial business	-	-	-	945
Total	$ 972	$ 19	$ -	$ 1,669

		December 31, 2024		
(Dollars in thousands)	Current	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due
Residential real estate	$ 545	$ 570	$ -	$ 528
Home equity	-	-	-	41
Total	$ 545	$ 570	$ -	$ 569

The borrowers with term extension have had their maturity dates extended and as a result their monthly payments were reduced.

		For the year ended December 31, 2025		
(Dollars in thousands)	Principal Forgiveness	Weighted average interest rate reduction	Weighted average term extension (months)	Payment delay (months)
Residential real estate	$ -	— %	6	-
Commercial real estate	$ -	— %	180	5
Construction and land development	$ -	— %	-	5
Commercial business	$ -	— %	-	5

		For the year ended December 31, 2024		
(Dollars in thousands)	Principal Forgiveness	Weighted average interest rate reduction	Weighted average term extension (months)	Payment delay (months)
Residential real estate	$ -	— %	7	6

Upon the Company's determination that a modified loan has subsequently been deemed uncollectible, the loan or lease is written off. Therefore, the amortized cost of the loan is reduced by the uncollectible amount and the allowance for credit losses is adjusted by the same amount.

The table that follows sets forth the allowance for credit losses and related ratios for the periods indicated. The amounts are stated in thousands (000's).

		2025		2024
Balance at beginning of year	$	16,911	$	18,768
Loans charged-off:				
Residential real estate		(13)		(28)
Multifamily		(201)		(125)
Commercial business		(495)		(2,249)
Consumer		(46)		(66)
Total charge-offs		(755)		(2,468)
Recoveries:				
Residential real estate		66		44
Commercial real estate		4		5
Multifamily		29		31
Commercial business		460		310
Consumer		9		22
Total recoveries		568		412
Net charge-offs		(187)		(2,056)
Provision for credit losses		782		199
Balance at end of year	$	17,506	$	16,911
ACL to loans outstanding		1.21 %		1.12 %
ACL to nonperforming loans		156.84 %		123.10 %
Net charge-offs to average loans outstanding during the year		0.01 %		0.14 %
Nonaccruing loans to total loans		0.77 %		0.91 %

The following table shows the allocation of the allowance for credit losses at December 31, for the dates indicated. The dollar amounts are stated in thousands (000's). The percent columns represent the percentage of loans in each category to total loans.

		2025			2024	
Residential real estate	$	2,757	30.5 %	$	4,481	31.0%
Home equity		688	3.7 %		835	3.3 %
Commercial real estate		9,152	38.3 %		6,444	36.6 %
Construction and land development		1,114	5.3 %		2,651	5.5 %
Multifamily		2,078	12.7 %		1,003	14.1 %
Commercial business		1,583	6.9 %		1,185	6.9 %
Consumer		2	0.1 %		5	— %
Manufactured homes		116	1.6 %		252	1.8 %
Government		16	0.9 %		55	0.7 %
Total	$	17,506	100.0%	$	16,911	100.0 %

Investment Activities

The primary objective of the investment portfolio is to provide for the liquidity needs of the Company and to contribute to profitability by providing a stable flow of dependable earnings. Securities can be classified as trading, held-to-maturity, or available-for-sale at the time of purchase. No securities are classified as trading or as held-to-maturity. AFS securities are those the Company may decide to sell if needed for liquidity, asset-liability management or other reasons. It has been the policy of the Company to invest its excess cash in U.S. government agency securities, mortgage-backed securities, collateralized mortgage obligations, municipal securities, and treasury securities. In addition, short-term funds are generally invested as interest bearing balances in financial institutions and federal funds. At December 31, 2025, the Company's investment portfolio totaled $316.2 million. In addition, the Company had $6.5 million in FHLB stock.

The table below shows the carrying values of the components of available for sale securities portfolio at December 31, on the dates indicated. The amounts are stated in thousands (000's).

(Dollars in thousands)	December 31, 2025	December 31, 2024
U.S. government agency securities	$ 8,466	$ 8,061
Collateralized mortgage obligations and residential mortgage-backed securities	104,665	109,325
Municipal securities	201,214	214,749
Collateralized debt obligations	1,882	1,419
Total securities available-for-sale	$ 316,227	$ 333,554

The contractual maturities and weighted average yields for the U.S. government agency securities, municipal securities, and collateralized debt obligations at December 31, 2025, are summarized in the table below. Securities not due at a single maturity date, such as mortgage-backed securities and collateralized mortgage obligations, are shown separately. The carrying values are stated in thousands (000's).

The weighted average yields were calculated by multiplying each carrying value by its yield and dividing the sum of these results by the total carrying values. Yields presented are not on a tax-equivalent basis.

	Within 1 Year		1 - 5 Years		5 - 10 Years		After 10 Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount
U.S. government agency securities	$ -	—%	$ 8,466	1.00%	$ -	—%	$ -	—%	$ 8,466
Collateralized mortgage obligations and residential mortgage-backed securities	-	—%	-	—%	-	—%	104,665	1.54%	104,665
Municipal securities	-	—%	3,901	2.45%	35,800	2.96%	161,513	2.97%	201,214
Collateralized debt obligations	-	—%	-	—%	-	—%	1,882	3.32%	1,882
Totals	$ -	—%	$12,367	1.46%	$35,800	2.96%	$268,060	2.42%	$ 316,227

The Company currently holds two collateralized debt obligations and the securities' quarterly interest payments have been placed in "payment in kind" status. Payment in kind status results in a temporary delay in the payment of interest. As a result of a delay in the collection of the interest payments, management placed these securities in nonaccrual status. At December 31, 2025, the cost basis of the two collateralized debt obligations on nonaccrual status totaled $2.1 million.

Unrealized losses on securities have not been recognized into income because the securities are of high credit quality, have undisrupted cash flows, or have been independently evaluated for credit impairment and appropriate write downs taken. Management has the intent and ability to hold the securities for the foreseeable future, and the decline in fair value is largely due to changes in interest rates and volatility in the securities markets. The fair values are expected to recover as the securities approach maturity.

Sources of Funds

General. Deposits are the major source of the Company's funds for lending and other investment purposes. In addition to deposits, the Company derives funds from maturing investment securities and certificates of deposit, dividend receipts from the investment portfolio, loan principal repayments, repurchase agreements, advances from the FHLBI and other borrowings. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows are significantly influenced by general interest rates and money market conditions. Borrowings may be used on a short-term basis to compensate for reductions in the availability of other sources of funds. They may also be used on a longer-term basis for general business purposes. The Company uses repurchase agreements, federal funds purchased, as well as a line-of-credit and advances from the FHLB for borrowings.

Deposits. Retail and commercial deposits are attracted principally from within the Company's primary market area. The Company offers a broad selection of deposit instruments including non-interest bearing demand accounts, interest bearing demand accounts, savings accounts, money market deposit accounts, certificate accounts and retirement savings plans. Deposit accounts vary as to terms, with the principal differences being the minimum balance required, the time period the funds must remain on deposit and the interest rate. Certificate account offerings typically range in maturity from ten days to 42 months. The deregulation of federal controls on insured deposits has allowed the Company to be more competitive in obtaining funds and to be flexible in meeting the threat of net deposit outflows. The Company had $245 thousand in brokered deposit balances at December 31, 2025, which were obtained through prior acquisitions. The Company did not obtain any deposit funds through brokers during the year ended 2025.

The following table presents the average daily amount of deposits and average rates paid on such deposits for the years indicated. The amounts are stated in thousands (000's).

| | Year Ended December 31, | | | |
| | 2025 | | 2024 | |
	Amount	Rate %	Amount	Rate %
Non-interest bearing demand deposits	$ 282,795	-%	$ 293,508	-%
Interest bearing demand deposits	310,811	0.72%	307,173	0.89%
MMDA accounts	360,939	3.01%	323,450	3.34%
Savings accounts	265,828	0.05%	288,708	0.05%
Certificates of deposit	534,601	3.40%	542,708	3.96%
Total deposits	$ 1,754,974	2.13%	$ 1,755,547	2.40%

As of December 31, 2025, and 2024, approximately $503.0 million and $498.0 million, respectively, of the Company's deposit portfolio was uninsured. The uninsured amounts are estimates based on the methodologies and assumptions used for the Bank's regulatory reporting requirements.

The following table sets forth the portion of the Bank's time deposits, by account, that exceed the FDIC insurance limit, by remaining time until maturity, as of December 31, 2025 (dollars in thousands).

3 months or less	$ 14,740
Over 3 months through 6 months	12,094
Over 6 months through 12 months	10,356
Over 12 months	1,319
Total	$ 38,509

Borrowings. Borrowed money is used on a short-term basis to compensate for reductions in the availability of other sources of funds and is generally accomplished through federal fund purchased and repurchase agreements, as well as, through a line of credit and advances from the FHLB. Federal funds generally mature within one day. Repurchase agreements generally mature within one year and are generally secured by municipal securities, collateralized mortgage obligations and residential mortgage-backed securities, under the Company's control. FHLB advances with maturities ranging from one year to five years are used to fund securities and loans of comparable duration, as well as to reduce the impact that movements in short-term interest rates have on the Company's overall cost of funds. Fixed rate advances are payable at maturity, with a prepayment penalty and FHLB may retain a puttable option to call these advances after a period of time. At December 31, 2025, the Company had $45.0 million in FHLB fixed rate advances, $39.7 million in federal funds purchased and repurchase agreements. The Company had no other borrowed funds as of December 31, 2025.

The FHLB advances are collateralized by mortgage loans with a carrying value totaling approximately $380.7 million at December 31, 2025. In addition to the fixed rate advances, the Bank maintains a $25.0 million line of credit with the Federal Home Loan Bank of Indianapolis. The Bank did not have a balance on the line of credit at December 31, 2025 or December 31, 2024. The Bank did not have other borrowings at December 31, 2025, or December 31, 2024.

At December 31, 2025, the Bank had approximately $673.9 million available in credit lines with various money center banks, including the FHLB and Federal Reserve.

Repurchase agreements are secured by municipal securities and collateralized mortgage obligations and residential mortgage-backed securities, under the Bank's control. At December 31, 2025, the Bank had investment securities with a carrying value of $47.2 million pledged as collateral for the repurchase agreements, and the fair value of the collateral approximated its carrying value.

Wealth Management Group

The Company's Wealth Management Group provides estate and retirement planning, guardianships, special needs trusts, IRA accounts, Investment Agency accounts, and serves as personal representative of estates and acts as Trustee for Revocable and Irrevocable Trusts. At December 31, 2025, the market value of the Wealth Management Group's assets under management totaled $416.9 million, an increase of $24.0 million, compared to December 31, 2024. Property, other than cash deposits, held in a fiduciary or agency capacity is not included in the consolidated balance sheets since such property is not owned by the Company.

Analysis of Profitability and Key Operating Ratios

Financial Ratios and the Analysis of Changes in Net Interest Income.

The tables below set forth certain financial ratios of the Company for the periods indicated:

	Year Ended December 31,	
	2025	2024
Return on average assets	0.39 %	0.58 %
Return on average equity	5.10 %	8.06 %

The average balance sheet amounts, the related interest income or expense, and average rates earned or paid are presented in the following table. The amounts are stated in thousands (000's).

	Average Balances, Interest, and Rates					
	December 31, 2025			December 31, 2024		
	Average Balance	Interest	Rate (%)	Average Balance	Interest	Rate (%)
ASSETS						
Interest bearing deposits in other financial institutions	$ 75,724	$ 3,048	4.03%	$ 51,202	$ 2,967	5.79 %
Federal funds sold	1,160	43	3.71%	912	38	4.17 %
Securities available-for-sale	329,646	7,819	2.37%	347,048	8,250	2.39%
Loans receivable	1,478,271	80,337	5.43%	1,504,206	77,515	5.15 %
Federal Home Loan Bank stock	6,547	516	7.88%	6,547	408	6.23 %
Total interest earning assets	1,891,348	91,763	4.85%	1,909,915	89,178	4.67 %
Cash and non-interest bearing deposits in other financial institutions	25,829			28,730		
Allowance for credit losses	(17,821)			(18,529)		
Other non-interest bearing assets	151,196			155,251		
Total assets	$ 2,050,552			$ 2,075,367		
LIABILITIES AND STOCKHOLDERS' EQUITY						
Interest-bearing deposits	$ 1,472,179	$ 31,426	2.13%	$ 1,462,039	$ 35,162	2.40 %
Federal funds purchased and repurchase agreements	43,444	1,430	3.29%	41,506	1,600	3.85 %
Borrowed funds	56,050	2,164	3.86%	85,927	3,969	4.62 %
Total interest bearing liabilities	1,571,673	$ 35,020	2.23%	1,589,472	40,731	2.56 %
Non-interest bearing deposits	282,795			293,508		
Other non-interest bearing liabilities	37,621			41,893		
Total liabilities	1,892,089			1,924,873		
Total stockholders' equity	158,463			150,494		
Total liabilities and stockholders' equity	$ 2,050,552			$ 2,075,367		
Net interest income		$ 56,743			$ 48,447	
Net interest margin (average earning assets)		3.00 %			2.54 %	
Net interest spread		2.62 %			2.11 %	
Ratio of interest-earning assets to interest-bearing liabilities		1.20x			1.20x	

The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to: (1) changes in volume (change in volume multiplied by old rate) and (2) changes in rate (change in rate multiplied by old volume). Changes attributable to both rate and volume which cannot be segregated have been allocated proportionately to the change due to volume and the change due to rate. The amounts are stated in thousands (000's).

	2025 Compared to 2024		
	Increase/(Decrease) Due To		
	Volume	Rate	Total
Interest income on:			
Interest bearing deposits in other financial institutions	$ 1,152	$ (1,071)	$ 81
Federal funds sold	10	(5)	5
Securities available-for-sale	(369)	(62)	(431)
Loans receivable	(1,349)	4,171	2,822
Federal Home Loan Bank stock	-	108	108
Total interest earning assets	(556)	3,141	2,585
Interest expense on:			
Interest-bearing deposits	242	(3,978)	(3,736)
Federal funds purchased and repurchase agreements	72	(242)	(170)
Borrowed funds	(1,226)	(579)	(1,805)
Total interest bearing liabilities	(912)	(4,799)	(5,711)
Net change in interest income	$ 356	$ 7,940	$ 8,296

Subsidiary Activities

Peoples Service Corporation, a wholly owned subsidiary of the Bank was incorporated under the laws of the State of Indiana. The subsidiary currently provides insurance and annuity investments to the Bank's wealth management customers.

NWIN, LLC is a wholly owned subsidiary of the Bank. NWIN, LLC was incorporated under the laws of the State of Nevada as an investment subsidiary. The investment subsidiary currently holds security investments, which are managed by a professional portfolio manager. In addition, the investment subsidiary is the parent of a real estate investment trust, NWIN Funding, Inc., that invests in real estate loans originated by the Bank.

NWIN Funding, Inc. is a subsidiary of NWIN, LLC, and was formed as an Indiana Real Estate Investment Trust (REIT). The formation of NWIN Funding, Inc. provides the Company with a vehicle that may be used to raise capital utilizing portfolio mortgages as collateral, without diluting stock ownership.

Columbia Development Company, LLC is a wholly owned subsidiary of the Bank and was incorporated under the laws of the State of Indiana. The subsidiary holds real estate properties that the Bank has acquired through the foreclosure process.

The consolidated financial statements include the Company, its wholly owned subsidiaries, the Bank and the Bank's wholly owned subsidiaries, Peoples Service Corporation, NWIN, LLC and Columbia Development Company, LLC. The Company's business activities include being a holding company for the Bank. The Company's earnings are dependent upon the earnings of the Bank. All significant inter-company accounts and transactions have been eliminated in consolidation.

Competition

The Company's primary market area for deposits, loans and financial services encompasses Lake and Porter Counties in Indiana and Cook and DuPage Counties in Illinois. All of the Company's banking centers and offices are located in its primary market area. Approximately ninety-six percent of the Company's business activities are within this area.

The Company faces strong competition in its primary market area for the attraction and retention of deposits and in the origination of loans. The Company's most direct competition for deposits has historically come from commercial banks, savings associations, and credit unions located in its primary market area. Particularly in times of high interest rates, the Company has had significant competition from mutual funds and other firms offering financial services. The Company's competition for loans comes principally from savings associations, commercial banks, mortgage banking companies, credit unions, insurance companies, and other institutional lenders.

The Company competes for loans principally through the interest rates and loan fees it charges and the efficiency and quality of the services it provides borrowers and other third-party sources. It competes for deposits by offering depositors a wide variety of savings accounts, checking accounts, competitive interest rates, convenient banking center locations, drive-up facilities, automatic teller machines, tax deferred retirement programs, digital banking, and other miscellaneous services.

The activities of the Company and the Bank in the geographic market served involve competition with other banks as well as with other financial institutions and enterprises, many of which have substantially greater resources than those available to the Company. In addition, non-bank financial services companies with which the Company and Bank compete, while subject to regulation by the CFPB, are generally not subject to the same type of extensive regulation by the federal and state banking agencies applicable to the Company and the Bank.

Employees and Human Capital Resources

We believe that the foundation of our success in the banking business lies with the quality of our employees, the development of our employees' skills and career goals, and our ability to provide a comprehensive rewarding experience and work environment for our employees. We encourage and support the development of our employees and, wherever possible, strive to fill positions from within the organization. As of December 31, 2025, the Bank had 296 full-time and 22 part-time employees. The employees are not represented by a collective bargaining agreement. Management believes its employee relations are good. The Company has four executive officers and has no other employees. The Company's officers also are full-time employees of the Bank, and are compensated by the Bank.

Regulation and Supervision

Bank Holding Company Regulation. The Company is registered as a bank holding company for the Bank and has elected to be a financial holding company under the Gramm-Leach-Bliley Act of 1999. As a bank holding company and financial holding company, the Company is subject to the regulation and supervision of the FRB under the BHCA. Bank holding companies are required to file periodic reports with and are subject to periodic examination by the FRB.

Under the BHCA, without the prior approval of the FRB, the Company may not acquire direct or indirect control of more than 5% of the voting stock or substantially all of the assets of any company, including a bank, and may not merge or consolidate with another bank holding company. In addition, the Company is generally prohibited by the BHCA from engaging in any nonbanking business unless such business is determined by the FRB to be so closely related to banking as to be a proper incident thereto. Under the BHCA, the FRB has the authority to require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary (other than a nonbank subsidiary of a bank) upon the FRB's determination that such activity or control constitutes a serious risk to the financial soundness and stability of any bank subsidiary of the bank holding company.

The standards by which bank and financial institution acquisitions are evaluated may be subject to change. In September 2024, the FDIC, OCC, and the DOJ announced new rules and policy statements impacting their bank merger review process. In May 2025, the OCC adopted a final rule that restored the ability for Bank Merger Act applicants to file a streamlined application form for certain types of acquisitions and the expedited review process for Bank Merger Act applications, which had been removed by the 2024 final rule, and rescinded the 2024 policy statement. The FDIC similarly rescinded the 2024 statement of policy in May 2025. Concurrent with the FDIC and OCC issuances of revised policy statements in 2024, the DOJ withdrew from its 1995 Bank Merger Guidelines and announced that it would consider bank mergers under its 2023 Merger Guidelines, which are not industry specific, as well as under a separate, recently adopted bank merger addendum. Unlike the FDIC and OCC, the DOJ has not reinstated the guidance that was in effect prior to 2024.

The Change in Bank Control Act prohibits a person or group of persons from acquiring "control" of a bank holding company unless the FRB has been notified and has not objected to the transaction. Under a rebuttable presumption established by the FRB, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as the Company, would, under the circumstances set forth in the presumption, constitute acquisition of control of the Company. In addition, the CBCA prohibits any entity from acquiring 25% (the BHCA has a lower limit for acquirers that are existing bank holding companies) or more of a bank holding company's or bank's voting securities, or otherwise obtaining control or a controlling influence over a bank holding company or bank without the approval of the FRB. On April 1, 2021, the FRB's final rule clarifying the standards for determining whether one company has control over another became effective. The final rule establishes four categories of tiered presumptions of noncontrol that are based on the percentage of voting shares held by the investor (less than 5%, 5-9.9%, 10-14.9% and 15-24.9%) and the presence of other indicia of control. As the percentage of ownership increases, fewer indicia of control are permitted without falling outside of the presumption of noncontrol. These indicia of control include nonvoting equity ownership, director representation, management interlocks, business relationship and restrictive contractual covenants. Under the final rule, investors can hold up to 24.9% of the voting securities and up to 33% of the total equity of a company without necessarily having a controlling influence. In addition, Indiana law requires DFI approval for changes in control of companies controlling Indiana banks, with "control" defined to mean the power to direct the management or policies of the holding company or the power to vote at least 25% of the company's voting securities.

Under the Dodd Frank Act, a bank holding company is expected to serve as a source of financial and managerial strength to its subsidiary bank(s). Pursuant to this requirement, a bank holding company should stand ready to use its resources to provide adequate capital funds to its subsidiary bank(s) during periods of financial stress or adversity. This support may be required by the FRB at times when the Company may not have the resources to provide it or, for other reasons, would not be inclined to provide it. Additionally, under the Federal Deposit Insurance Corporation Improvement Act of 1991, a bank holding company is required to provide limited guarantee of the compliance by any insured depository institution subsidiary that may become "undercapitalized" (as defined in the statute) with the terms of any capital restoration plan filed by such subsidiary with its appropriate federal banking agency.

State Bank Regulation. As an Indiana commercial bank, the Bank is subject to federal regulation and supervision by the FDIC and to state regulation and supervision by the DFI. The Bank's deposit accounts are insured by the DIF, which is administered by the FDIC. The Bank is not a member of the Federal Reserve System.

Both federal and Indiana law extensively regulate various aspects of the banking business such as reserve requirements, truth-in-lending and truth-in-savings disclosures, equal credit opportunity, fair credit reporting, trading in securities and other aspects of banking operations. Current federal law also requires banks, among other things, to make deposited funds available within specified time periods.

Under FDICIA, insured state chartered banks are prohibited from engaging as principal in activities that are not permitted for national banks, unless: (i) the FDIC determines that the activity would pose no significant risk to the appropriate deposit insurance fund, and (ii) the bank is, and continues to be, in compliance with all applicable capital standards.

Branches and Acquisitions. Branching by the Bank requires the approval of the Federal Reserve and the DFI. Under current law, Indiana chartered banks may establish branches throughout the state and in other states, subject to certain limitations. Congress authorized interstate branching, with certain limitations, beginning in 1997. Indiana law authorizes an Indiana bank to establish one or more branches in states other than Indiana through interstate merger transactions and to establish one or more interstate branches through de novo branching or the acquisition of a branch. The Dodd-Frank Act permits the establishment of de novo branches in states where such branches could be opened by a state bank chartered by that state. The consent of the state is no longer required.

Transactions with Affiliates. Under Indiana law, the Bank is subject to Sections 22(h), 23A and 23B of the Federal Reserve Act, which restrict financial transactions between banks and affiliated companies, such as the Company. The statute limits credit transactions between a bank and its executive officers and its affiliates, prescribes terms and conditions for bank affiliate transactions deemed to be consistent with safe and sound banking practices, and restricts the types of collateral security permitted in connection with a bank's extension of credit to an affiliate.

Capital Requirements. Federal regulations require FDIC insured depository institutions to meet several minimum capital standards: (i) a common equity Tier 1 capital to risk-based assets ratio of 4.50%; (ii) a Tier 1 capital to risk-based assets ratio of 6.00%; (iii) a total capital to risk-based assets ratio of 8.00%; and (iv) a 4.00% Tier 1 capital to total assets leverage ratio.

Common equity Tier 1 capital is generally defined as common shareholders' equity and retained earnings. Tier 1 capital is generally defined as common equity Tier 1 and Additional Tier 1 capital. Additional Tier 1 capital generally includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (common equity Tier 1 capital plus Additional Tier 1 capital) and Tier 2 capital. Tier 2 capital is comprised of capital instruments and related surplus meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock, and subordinated debt. Also included in Tier 2 capital is the ACL limited to a maximum of 1.25% of risk-weighted assets and, for institutions that have exercised an opt-out election regarding the treatment of AOCI, up to 45% of net unrealized gains on available-for-sale equity securities with readily determinable fair market values. Institutions that have not exercised the AOCI opt-out have AOCI incorporated into common equity Tier 1 capital (including unrealized gains and losses on available-for-sale-securities). Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations.

In determining the amount of risk-weighted assets for purposes of calculating risk-based capital ratios, assets, including certain off-balance sheet assets (e.g., recourse obligations, direct credit substitutes, and residual interests) are multiplied by a risk weight factor assigned by the regulations based on the risks believed inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. For example, a risk weight of 0%

is assigned to cash and U.S. government securities, a risk weight of 50% is generally assigned to prudently underwritten first lien one to four-family residential mortgages, a risk weight of 100% is assigned to commercial and consumer loans, a risk weight of 150% is assigned to certain past due loans and a risk weight of between 0% to 600% is assigned to permissible equity interests, depending on certain specified factors.

In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions by the institution and certain discretionary bonus payments to management if an institution does not hold a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements.

The FRB and FDIC have authority to establish individual minimum capital requirements in appropriate cases upon a determination that an institution's capital level is or may become inadequate in light of the particular risks or circumstances. As of December 31, 2025, the Bank met all applicable capital adequacy requirements as set forth in 12 C.F.R. § 324.

Bank holding companies are generally subject to consolidated capital requirements established by the FRB. The Dodd-Frank Act required the FRB to set minimum capital levels for bank holding companies that are as stringent as those required for insured depository subsidiaries. However, under the FRB's "Small Bank Holding Company" exemption from consolidated bank holding company capital requirements, bank holding companies and savings and loan holding companies with less than $3 billion in consolidated assets, such as the Company, are exempt from consolidated regulatory capital requirements, unless the FRB determines otherwise in particular cases.

Federal law establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. The law requires that certain supervisory actions be taken against undercapitalized institutions, the severity of which depends on the degree of undercapitalization. The FDIC has adopted regulations to implement the prompt corrective action legislation as to insured state banks. An institution is deemed to be "well capitalized" if it has a total risk-based capital ratio of 10.00% or greater, a Tier 1 risk-based capital ratio of 8.00% or greater, a leverage ratio of 5.00% or greater, and a common equity Tier 1 ratio of 6.50% or greater. An institution is "adequately capitalized" if it has a total risk-based capital ratio of 8.00% or greater, a Tier 1 risk-based capital ratio of 6.00% or greater, a leverage ratio of 4.00% or greater, and a common equity Tier 1 ratio of 4.50% or greater. An institution is "undercapitalized" if it has a total risk-based capital ratio of less than 8.00%, a Tier 1 risk-based capital ratio of less than 6.00%, a leverage ratio of less than 4.00%, or a common equity Tier 1 ratio of less than 4.50%. An institution is deemed to be "significantly undercapitalized" if it has a total risk-based capital ratio of less than 6.00%, a Tier 1 risk-based capital ratio of less than 4.00%, a leverage ratio of less than 3.00%, or a common equity Tier 1 ratio of less than 3.00%. An institution is considered to be "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2.00%.

Subject to a narrow exception, a receiver or conservator is required to be appointed for an institution that is "critically undercapitalized" within specified time frames. The regulations also provide that a capital restoration plan must be filed with the FDIC within 45 days of the date an institution is deemed to have received notice that it is "undercapitalized," "significantly undercapitalized," or "critically undercapitalized." Compliance with the plan must be guaranteed by any parent holding company up to the lesser of 5% of the institution's total assets when it was deemed to be undercapitalized or the amount necessary to achieve compliance with applicable capital requirements. In addition, numerous mandatory supervisory actions become immediately applicable to an undercapitalized institution including, but not limited to, increased monitoring by regulators and restrictions on growth, capital distributions and expansion. The FDIC could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors. Significantly and critically undercapitalized institutions are subject to additional mandatory and discretionary measures.

Section 201 of the Economic Growth Act directed federal banking agencies to draft regulations establishing a new optional CBLR. The Economic Growth Act provides that the CBLR will apply to a "qualifying community bank" which the Economic Growth Act defines as a bank with consolidated assets of less than $10 billion and satisfying additional criteria designed to disqualify institutions with a higher risk profile. Under the Economic Growth Act, qualifying community banks that meet or exceed the CBLR and elect to follow the alternative regulatory capital structure will be deemed to have satisfied all generally applicable leverage capital and risk-based capital requirements and will be considered "well capitalized" under the FDIC prompt corrective action provisions. The Economic Growth Act directed the FRB, the FDIC, and the OCC to jointly determine a community bank leverage ratio percentage, not less than 8% nor more than 10%, that must be maintained to be deemed to have satisfied all generally applicable leverage capital and risk-based capital requirements and be considered well capitalized. The Economic Growth Act also directed agencies to establish procedures for dealing with a qualifying bank that subsequently falls below the new ratio.

The final regulation implementing Section 201 became effective on January 1, 2021. Under the Final Rule, to be eligible to use the CBLR framework, a banking organization must not be an advanced approaches organization and must have (i) a leverage ratio of greater than 9%; (ii) total consolidated assets of less than $10 billion; (iii) total off-balance sheet exposures of 25% or less of total consolidated assets; and (iv) total trading assets plus trading liabilities of 5% or less of total consolidated assets. A qualifying institution may opt in and out of the CBLR framework on its quarterly call report. An institution that ceases to meet any qualifying criteria is provided with a two-quarter grace period to either comply with the CBLR requirements or comply with the general capital regulations, including the risk-based capital requirements.

Section 4012 of the CARES Act required that the CBLR be temporarily lowered to 8%. The federal regulators issued a rule implementing the lower ratio effective April 23, 2021. The rule also established a two-quarter grace period for a qualifying institution whose leverage ratio falls below the 8% CBLR requirement so long as the bank maintains a leverage ratio of 7% or greater. Another rule was issued to transition back to the 9% CBLR by increasing the ratio to 8.5% for calendar year 2022 and 9% thereafter. The Bank did not elect to opt in to the CBLR framework.

The following table shows that, at December 31, 2025, and December 31, 2024, the Bank's capital exceeded all applicable regulatory capital requirements as set forth in 12 C.F.R. § 324.

(Dollars in thousands)	Actual		Minimum Required For Capital Adequacy Purposes		Minimum Required To Be Well Capitalized Under Prompt Corrective Action Regulations	
December 31, 2025	Amount	Ratio	Amount	Ratio	Amount	Ratio
Common equity tier 1 capital to risk-weighted assets	$ 186,214	11.86%	$ 70,626	4.50%	$ 102,016	6.50%
Tier 1 capital to risk-weighted assets	$ 186,214	11.86%	$ 94,168	6.00%	$ 125,558	8.00%
Total capital to risk-weighted assets	$ 205,472	13.09%	$ 125,558	8.00%	$ 156,947	10.00%
Tier 1 leverage ratio	$ 186,214	8.93%	$ 83,379	4.00%	$ 104,223	5.00%

(Dollars in thousands)	Actual		Minimum Required For Capital Adequacy Purposes		Minimum Required To Be Well Capitalized Under Prompt Corrective Action Regulations	
December 31, 2024	Amount	Ratio	Amount	Ratio	Amount	Ratio
Common equity tier 1 capital to risk-weighted assets	$ 179,625	11.26%	$ 71,771	4.50%	$ 103,670	6.50%
Tier 1 capital to risk-weighted assets	$ 179,625	11.26%	$ 95,695	6.00%	$ 127,594	8.00%
Total capital to risk-weighted assets	$ 194,499	12.19%	$ 127,594	8.00%	$ 159,492	10.00%
Tier 1 leverage ratio	$ 179,625	8.47%	$ 84,854	4.00%	$ 106,068	5.00%

In December 2017, the Basel Committee on Banking Supervision published the last version of the Basel III accord, generally referred to as "Basel IV." The Basel Committee stated that a key objective of the revisions incorporated into the framework is to reduce excessive variability of risk-weighted assets, which will be accomplished by enhancing the robustness and risk sensitivity of the standardized approaches for credit risk and operational risk, which will facilitate the comparability of banks' capital ratios; constraining the use of internally modeled approaches; and complementing the risk-weighted capital ratio with a finalized leverage ratio and a revised and robust capital floor. The leadership of the FRB, OCC, and FDIC, who are tasked with implementing Basel IV, supported the revisions. Under the current U.S. capital rules, operational risk capital requirements and a capital floor apply only to advanced approaches institutions, and not to the Company. In 2023, the federal banking agencies issued a proposed rule to implement the Basel IV standards. Among other things, the proposed rule would substantially change the existing calculation of risk-weighted assets and require banking organizations to use revised models for such calculations. The proposed rule, if adopted as proposed, would have been applicable to banking organizations with $100 billion or more in total consolidated assets, and therefore would not apply to the Bank directly. However, many of the principles included in this proposed rulemaking could have resulted in increased supervisory expectations and closer regulatory scrutiny for institutions that experience substantial growth. For example, the proposed rulemaking would add back the impact of accumulated other comprehensive income (loss) to the calculation of regulatory capital for institutions above $100 billion in assets. The federal banking agencies have discretion during the examination process to require institutions to have higher capital cushions to address a variety of supervisory concerns, which may include a high level of accumulated other comprehensive loss. In light of the adverse reaction to the proposal, the Federal Reserve announced that it would publish a re-proposal of its regulations finalizing the Basel IV standards. On

March 19, 2026, the federal banking regulators issued three proposals to modernize the regulatory capital framework for banks of all sizes. The federal banking agencies stated the proposals would streamline capital requirements and better align regulatory capital with risk while maintaining the safety and soundness of the banking system. The proposals are intended to be the final phase of the Basel capital reforms. Comments on the proposals are due by June 18, 2026. The Company's management continues to evaluate the impact of these proposals on the Company, the Bank, and its business, financial condition, and results of operations.

Banking regulators may change these capital requirements from time to time, depending on the economic outlook generally and the outlook for the banking industry. The Company is unable to predict whether and when any such further capital requirements would be imposed and, if so, to what levels and on what schedule.

Dividend Limitations. The Company is a legal entity separate and distinct from the Bank. The primary source of the Company's cash flow, including cash flow to pay dividends on the Company's Common Stock, is generally the payment of dividends to the Company by the Bank. Under Indiana law, the Bank may pay dividends of so much of its undivided profits (generally, earnings less losses, bad debts, taxes and other operating expenses) as is considered expedient by the Bank's Board of Directors. However, the Bank must obtain the approval of the DFI for the payment of a dividend if the total of all dividends declared by the Bank during the current year, including the proposed dividend, would exceed the sum of retained net income for the year to date plus its retained net income for the previous two years. For this purpose, "retained net income" means net income as calculated for call report purposes, less all dividends declared for the applicable period. An exemption from DFI approval would require that the Bank have been assigned a composite uniform financial institutions rating of 1 or 2 as a result of the most recent federal or state examination; the proposed dividend would not result in a Tier 1 leverage ratio below 7.5%; and that the Bank not be subject to any corrective action, supervisory order, supervisory agreement, or board approved operating agreement.

The FDIC has the authority to prohibit the Bank from paying dividends if, in its opinion, the payment of dividends would constitute an unsafe or unsound practice in light of the financial condition of the Bank. In addition, under FRB supervisory policy, a bank holding company generally should not maintain its existing rate of cash dividends on common shares unless (i) the organization's net income available to common shareholders over the past year has been sufficient to fully fund the dividends and (ii) the prospective rate of earnings retention appears consistent with the organization's capital needs, assets, quality, and overall financial condition. The FRB expects bank holding companies to consult with it in advance of declaring dividends that could raise safety and soundness concerns (i.e., such as when the dividend is not supported by earnings or involves a material increase in the dividend rate) and in advance of repurchasing shares of common or preferred stock.

Federal Deposit Insurance. Deposits in the Bank are insured by the Deposit Insurance Fund of the FDIC up to a maximum amount, which is generally $250,000 per depositor, subject to aggregation rules. There is no unlimited insurance coverage for noninterest bearing transaction accounts. Rather, deposits held in noninterest bearing transaction accounts are aggregated with interest bearing deposits the owner may hold in the same ownership category, and the combined are insured up to at least $250,000. The Bank is subject to deposit insurance assessments by the FDIC pursuant to its regulations establishing a risk-related deposit insurance assessment system, based on the institution's capital levels and risk profile. Under the FDIC's risk-based assessment system, insured institutions are assigned to one of four risk-weighted categories based on supervisory evaluations, regulatory capital levels, and certain other factors with less risky institutions paying lower assessments. An institution's initial assessment rate depends upon the category to which it is assigned. There are also adjustments to a bank's initial assessment rates based on levels of long-term unsecured debt, secured liabilities in excess of 25% of domestic deposits and, for certain institutions, brokered deposit levels. Pursuant to FDIC rules adopted under the Dodd-Frank Act (described below), initial assessments ranged from 5 to 35 basis points of the institution's total assets minus its tangible equity. The Bank paid net deposit insurance assessments of $1.7 million during the year ended December 31, 2025. For 2025, the deposit insurance assessment rate before applying one-time assessment credits was approximately 0.087% of insured deposits. No institution may pay a dividend if it is in default of the federal deposit insurance assessment.

Under the Dodd-Frank Act, the FDIC is authorized to set the reserve ratio for the Deposit Insurance Fund at no less than 1.35% of estimated insured deposits, which is increased from the previous ratio of 1.15%. The FDIC must offset the effect of the increase in the minimum designated reserve ratio from 1.15% to 1.35% on insured depository institutions of less than $10 billion and may declare dividends to depository institutions when the reserve ratio at the end of a calendar quarter is at least 1.5%, although the FDIC has the authority to suspend or limit such permitted dividend declarations. The FDIC has set the designated reserve ratio for the deposit insurance fund at 2% of estimated insured deposits, which the FDIC has established as a long-term goal. The FDIC adopted a plan to restore the fund to the 1.35% ratio by September 30, 2028 but did not change its assessment schedule.

Under the Dodd-Frank Act, the assessment base for deposit insurance premiums is calculated as average consolidated total assets minus average tangible equity. Tangible equity for this purpose means Tier 1 capital. Banks with less than $10 billion in assets (such as the Bank) are assigned an individual rate based on a formula using financial data and CAMELS (capital adequacy, asset quality, management, earnings, liquidity, and sensitivity) ratings. Beginning in June 2023, the initial base assessment rates range from 5 to 35 basis points. Adjustments are made to the initial assessment rates based on long-term unsecured debt, depository institution debt, and brokered deposits. Assessment rates (inclusive of possible adjustments) currently range from 2.5 to 32 basis points of an institution's average total assets minus average tangible equity. The FDIC also provides for an assessment system for large depository institutions with over $10 billion in assets.

The FDIC has the authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of the Bank. Management cannot predict what insurance assessment rates will be in the future.

The FDIC may terminate the deposit insurance of any insured depository institution if the FDIC determines, after a hearing, that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe and unsound condition to continue operations or has violated any applicable law, regulation, order or any condition imposed in writing by, or written agreement with, the FDIC. The FDIC may also suspend deposit insurance temporarily during the hearing process for a permanent termination of insurance if the institution has no tangible capital.

Federal Home Loan Bank System. The Bank is a member of the Federal Home Loan Bank of Indianapolis, which is one of eleven regional Federal Home Loan Banks. Each Federal Home Loan Bank serves as a reserve or central bank for its members within its assigned region. It is funded primarily from funds deposited by member institutions and proceeds from the sale of consolidated obligations of the Federal Home Loan Bank system. It makes loans to members (i.e., advances) in accordance with policies and procedures established by the board of trustees of the Federal Home Loan Bank. As a member, the Bank is required to purchase and maintain stock in the Federal Home Loan Bank of Indianapolis in an amount equal to the greater of 1% of its aggregate unpaid residential mortgage loans, home purchase contracts or similar obligations at the beginning of each year or 5% of our outstanding advances from the Federal Home Loan Bank. At December 31, 2025, the Bank was in compliance with this requirement.

At both December 31, 2025 and December 31, 2024, the Company owned $6.5 million of stock of the FHLBI. The FHLBI stock entitles the Company to dividends from the FHLBI. The Company recognized dividend income of approximately $516 thousand in 2025 and $408 thousand in 2024. At December 31, 2025 and December 31, 2024, the Company's excess borrowing capacity based on collateral from the FHLBI was $381 million and $461 million, respe. Generally, the loan terms from the FHLBI are better than the terms the Company can receive from other sources making it cheaper to borrow money from the FHLBI.

Federal Reserve System. Under regulations of the FRB, the Bank is required to maintain reserves against its transaction accounts (primarily checking accounts) and non-personal money market deposit accounts. The effect of these reserve requirements is to increase the Bank's cost of funds. The Bank is in compliance with its reserve requirements.

Community Reinvestment Act. Under the Community Reinvestment Act, the Bank has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the FDIC in connection with its examination of the Bank, to assess its record of meeting the credit needs of its community and to take that record into account in its evaluation of certain applications by the Bank. For example, the regulations specify that a bank's CRA performance will be considered in its expansion (e.g., branching) proposals and may be the basis for approving, denying or conditioning the approval of an application for a merger or acquisition. As of the date of its most recent regulatory examination, the Bank was rated "satisfactory" with respect to its CRA compliance.

On October 24, 2023, the federal banking agencies jointly issued a final rule to revise the existing CRA regulations. On March 29, 2024, a federal district court in Texas granted a preliminary injunction barring implementation of the final rule. The injunction remains in effect and implementation of the final rule is delayed indefinitely. In July 2025, the federal banking agencies issued a joint notice of proposed rulemaking to rescind the October 2023 final rule and restore the CRA framework that existed previously, which has remained in effect due to the aforementioned injunction.

Gramm-Leach-Bliley Act. Under the Gramm-Leach-Bliley Act, bank holding companies are permitted to offer their customers virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking. In order to engage in these new financial activities, a bank holding company must qualify and register with the FRB as a "financial holding company" by demonstrating that each of its bank subsidiaries is well capitalized, well managed and has at least a satisfactory rating under the CRA. As previously discussed, the Company has elected to become a financial holding company under Gramm-Leach.

Gramm-Leach established a system of functional regulation, under which the federal banking agencies regulate the banking activities of financial holding companies, the U.S. Securities and Exchange Commission regulates their securities activities and state insurance regulators regulate their insurance activities.

Under Gramm-Leach, federal banking regulators adopted rules limiting the ability of banks and other financial institutions to disclose nonpublic information about consumers to nonaffiliated third parties. The rules require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to nonaffiliated third parties. The privacy provisions of Gramm-Leach affect how consumer information is transmitted through diversified financial services companies and conveyed to outside vendors.

The Company does not disclose any nonpublic information about any current or former customers to anyone except as permitted by law and subject to contractual confidentiality provisions which restrict the release and use of such information.

Cybersecurity Guidelines. The federal banking agencies have adopted guidelines for establishing information security standards and cybersecurity programs for implementing safeguards under the supervision of the board of directors. These guidelines, along with related regulatory materials, increasingly focus on risk management and processes related to information technology and the use of third parties in the provision of financial services. The federal banking agencies also have issued a rule imposing cybersecurity notification requirements for banking organizations and their service providers. Specifically, the rule requires banking organizations to notify their primary federal regulator as soon as possible and no later than 36 hours after the discovery of a "computer-security incident" that rises to the level of a "notification incident," as those terms are defined under the final rules. Additional standards and/or regulations may be adopted or implemented by federal and state banking agencies in the future which may be applicable to community banking organizations such as the Company.

Recent cyberattacks against banks and other financial institutions that resulted in unauthorized access to confidential customer information have prompted the federal banking regulators to issue extensive guidance on cybersecurity. Among other things, financial institutions are expected to design multiple layers of security controls to establish lines of defense and ensure that their risk management processes address the risks posed by compromised customer credentials, including security measures to authenticate customers accessing internet- based services. A financial institution also should have a robust business continuity program to recover from a cyberattack and procedures for monitoring the security of third-party service providers that may have access to nonpublic data at the institution. During 2025, the Company did not discover any material cybersecurity incidents.

Consumer Financial Protection Bureau. The Dodd-Frank Act established the CFPB within the Federal Reserve, which is granted broad rulemaking, supervisory and enforcement powers under various federal consumer financial protection laws, including the Equal Credit Opportunity Act, Truth in Lending Act, Real Estate Settlement Procedures Act, Fair Credit Reporting Act, Fair Debt Collection Act, the Consumer Financial Privacy provisions of Gramm-Leach and certain other statutes. Many of the consumer financial protection functions formerly assigned to the federal banking and other designated agencies are now performed by the CFPB. The CFPB has a large budget and staff, and has the authority to implement regulations under federal consumer protection laws and enforce those laws against, and examine, financial institutions. The CFPB has examination and primary enforcement authority with respect to depository institutions with $10 billion or more in assets. Smaller institutions are subject to rules promulgated by the CFPB but continue to be examined and supervised by the federal banking regulators for consumer compliance purposes. The CFPB has the authority to prevent unfair, deceptive or abusive practice in connection with the offering of consumer financial products. Additionally, this bureau is authorized to collect fines and provide consumer restitution in the event of violations, engage in consumer financial education, track consumer complaints, request data, and promote the availability of financial services to underserved consumers and communities.

Moreover, the Dodd-Frank Act authorized the CFPB to establish certain minimum standards for the origination of residential mortgages including a determination of the borrower's ability to repay. In addition, the CFPB has published several final regulations impacting the mortgage industry, including rules related to ability-to-pay, mortgage servicing, and mortgage loan originator compensation. The ability-to-repay rule makes lenders liable if they fail to assess ability to repay under a prescribed test, but also creates a safe harbor for so-called "qualified mortgages." Failure to comply with the ability-to-repay rule may result in possible CFPB enforcement action and special statutory damages plus actual, class action, and attorneys' fees damages, all of which a borrower may claim in defense of a foreclosure action at any time. The Dodd-Frank Act also permits states to adopt consumer protection laws and standards that are more stringent than those adopted at the federal level and, in certain circumstances, permits state attorneys general to enforce compliance with both the state and federal laws and regulations. Federal preemption of state consumer protection law requirements, traditionally an attribute of the federal savings association charter, also was modified by the Dodd-Frank Act and requires a case- by-case determination of preemption by the OCC and eliminates preemption for subsidiaries of a bank. Depending on the implementation of this revised federal preemption standard, the operations of the Bank could become subject to additional compliance burdens in the states in which it operates.

Mortgage Reform and Anti-Predatory Lending. Title XIV of the Dodd-Frank Act, the Mortgage Reform and Anti-Predatory Lending Act, includes a series of amendments to the Truth In Lending Act with respect to mortgage loan origination standards affecting, among other things, originator compensation, minimum repayment standards and pre-payments. With respect to mortgage loan originator compensation, except in limited circumstances, an originator is prohibited from receiving compensation that varies based on the terms of the loan (other than the principal amount). The amendments to the Truth In Lending Act also prohibit a creditor from making a residential mortgage loan unless it determines, based on verified and documented information of the consumer's financial resources, that the consumer has a reasonable ability to repay the loan. The amendments also prohibit certain pre-payment penalties and require creditors offering a consumer a mortgage loan with a pre- payment penalty to offer the consumer the option of a mortgage loan without such a penalty. In addition, the Dodd-Frank Act expands the definition of a "high-cost mortgage" under the Truth In Lending Act, and imposes new requirements on high-cost mortgages and new disclosure, reporting and notice requirements for residential mortgage loans, as well as new requirements with respect to escrows and appraisal practices.

Interchange Fees for Debit Cards. Under the Dodd-Frank Act, interchange fees for debit card transactions must be reasonable and proportional to the issuer's incremental cost incurred with respect to the transaction plus certain fraud related costs. Although institutions with total assets of less than $10 billion are exempt from this requirement, competitive pressures have required smaller depository institutions to reduce fees with respect to these debit card transactions.

Federal Securities Law and Nasdaq Listing. The shares of Common Stock of the Company have been registered with the SEC under the Exchange Act. The Company is subject to the periodic reporting, proxy solicitation, insider trading restrictions and other requirements of the Exchange Act and the rules of the SEC promulgated there under. If the Company has fewer than 1,200 record shareholders, it may deregister its shares under the Exchange Act and cease to be subject to the foregoing requirements.

Shares of the Company's Common Stock held by persons who are affiliates of the Company may not be resold without registration unless sold in accordance with the resale restrictions of Rule 144 under the Securities Act of 1933. If the Company meets the current public information requirements under Rule 144, each affiliate of the Company who complies with the other conditions of Rule 144 (including those that require the affiliate's sale to be aggregated with those of certain other persons) would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of (i) 1% of the outstanding shares of the Company or (ii) the average weekly volume of trading in such shares during the preceding four calendar weeks.

Under the Dodd-Frank Act, the Company is required to provide its shareholders an opportunity to vote on the executive compensation payable to its named executive officers and on golden parachute payments in connection with mergers and acquisitions. These votes are non-binding and advisory. At least once every six years, the Company must also permit shareholders to determine on an advisory basis whether such votes should be held every one, two, or three years.

Shares of the Company's Common Stock are listed on the Nasdaq Capital Market under the trading symbol "FNWD," and the Company is subject to the rules of the Nasdaq for listed companies.

Federal Reserve Monetary Policies. The Company's earnings and growth, as well as the earnings and growth of the banking industry in general, are affected by the monetary and credit policies of monetary authorities, including the FRB. An important function of the FRB is to regulate the national supply of bank credit in order to combat recession and curb inflationary pressures. Among the instruments of monetary policy used by the FRB to implement these objectives are open market operations in U.S. government securities, changes in reserve requirements against member bank deposits, and changes in the Federal Reserve discount rate. These instruments are used in varying combinations to influence overall growth of bank loans, investments, and deposits, and may also affect interest rates charged on loans or paid for deposits. The monetary policies of the FRB have had a significant impact on the operating results of financial institutions in the past and are expected to continue to have effects in the future.

In view of continually changing conditions in the national economy and in money markets, as well as the effect of credit policies by monetary and fiscal authorities, including the FRB, it is difficult to predict the impact of possible future changes in interest rates, deposit levels, and loan demand, or their effect on the Company's business and earnings or on the financial condition of the Company's various customers.

Artificial Intelligence. State and federal regulatory agencies have begun adopting rules and guidelines regarding the use of artificial intelligence technologies in connection with the provision of financial services. For example, the CFPB and other federal bank regulatory agencies have provided guidance that creditors may be subject to adverse action notice requirements under the Equal Credit Opportunity Act even if they rely on algorithmic underwriting models. Additionally, the California Privacy Protection Agency is currently in the process of finalizing regulations regarding the use of automated decision making. California also enacted new laws that further regulate the use of AI technologies and provide consumers with additional protections around companies' use of AI technologies, such as requiring companies to disclose certain uses of generative AI, and other states have also passed AI-focused legislation. In addition, the New York State Department of Financial Services issued an industry letter on combating cybersecurity risks associated with AI. Additionally, on January 23, 2025, President Trump issued an executive order aimed at reducing barriers to AI innovation in the U.S. economy. The executive order requires relevant persons and bodies within the federal government to develop an AI action plan to carry out this objective and revokes an AI-related executive order issued in 2023 by President Biden, as well as all corresponding policies, regulations, orders, directives, and other actions taken in response to such order.

Other Future Legislation and Change in Regulations. Various other legislation, including proposals to expand or contract the powers of banking institutions and bank holding companies, is from time to time introduced. This legislation may change banking statutes and the operating environment of the Company and the Bank in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions and other financial institutions. The Company cannot accurately predict whether any of this potential legislation will ultimately be enacted, and, if enacted, the ultimate effect that it, or implementing regulations, would have upon the financial condition or results of operations of the Company or the Bank.

Federal Taxation

For federal income tax purposes, the Bank reports its income and expenses on the accrual method of accounting. The Company and the Bank file a consolidated federal income tax return for each fiscal year ending December 31.

State Taxation

The Bank is subject to Indiana's Financial Institutions Tax, which is imposed at a flat rate on "adjusted gross income," subject to scheduled decreases as described herein. For 2025, this rate was 4.9%. Additionally, the Bank is subject to Illinois state tax which is imposed at a flat rate of 9.5%. "Adjusted gross income," for purposes of the FIT begins with taxable income as defined by Section 63 of the Internal Revenue Code of 1986, as amended and, thus, incorporates federal tax law to the extent that it affects the computation of taxable income. Federal taxable income is then adjusted by several Indiana and Illinois modifications. Other applicable state taxes include generally applicable sales and use taxes plus real and personal property taxes.

Accounting for Income Taxes

At December 31, 2025, the Company has consolidated total deferred tax assets of 31 million and consolidated total deferred tax liabilities of 6 million, resulting in a consolidated net deferred tax asset of 25 million.

Item 1A. Risk Factors

An investment in our common stock involves risks. Before making any decision whether to invest in our common stock, you should carefully consider the risks described below, together with all of the other information included in this report. These risks are not the only ones we will face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business operations, financial condition, and results of operations. Our business, financial condition, or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. Also, please read "Cautionary Note Regarding Forward-Looking Statements."

Risks Related to Our Business

As a financial institution, the Company is subject to a number of risks relating to its daily business.

As a financial institution, we are subject to a number of risks relating to our daily business. Although we undertake a variety of efforts to manage and control those risks, many of the risks are outside of our control. Among the risks we face are the following:

- *Credit Risk* – the risk that loan customers or other parties will be unable to perform their contractual repayment obligations.

- *Market Risk* – the risk that changes in market rates and prices will adversely affect our financial condition and results of operations.

- *Liquidity Risk* – the risk that the Company or the Bank will have insufficient cash or access to cash to meet its operating needs.

- *Operational Risk* – the risk of financial and reputational loss resulting from fraud, inadequate or failed internal processes, cyber-security breaches, people and systems, or external events.

- *Economic Risk* – the risk that the economy in our markets could decline, resulting in increased unemployment, decreased real estate values, and increased loan charge-offs.

- *Compliance Risk* – the risk of additional action by our regulators or additional regulation that could hinder our ability to do business profitably.

- *Regulatory Risk* – the risk presented by the need to comply with all laws, rules, and regulations from multiple regulatory agencies, including but not limited to the FDIC, the Consumer Financial Protection Bureau, the IDFI, the FRB, the SEC, and the U.S. Department of Labor.

- *Fiduciary Risk* – the risk of failing to act in our fiduciary capacity in the best interests of the grantors and beneficiaries of trust accounts and benefit plans.

The Company is subject to liquidity risk in its operations, which could adversely affect the ability to fund various obligations.

Liquidity risk is the possibility of being unable to meet obligations as they come due, pay deposits when withdrawn, capitalize on growth opportunities as they arise, or pay dividends because of an inability to liquidate assets or obtain adequate funding on a timely basis, at a reasonable cost and within acceptable risk tolerances. Liquidity is derived primarily from retail deposit growth and retention, principal and interest payments on loans and investment securities, net cash provided from operation, and access to other funding sources. Liquidity is essential to our business. We must maintain sufficient funds to respond to the needs of depositors and borrowers. An inability to raise funds through deposits, borrowings, the sale or pledging as collateral of loans and other assets could have a material adverse effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities could be impaired by factors that affect us specifically or the financial services industry in general. Factors that could detrimentally impact our access to liquidity sources include a decrease in the level of our business activity due to a market downturn, failures of other financial institutions which reduces overall market confidence in the banking and financial services industry, or regulatory action that limits or eliminates our access to alternate funding sources. Our ability to borrow could also be impaired by factors that are nonspecific to us, such as severe disruption of the financial markets or negative expectations about the prospects for the financial services industry, as evidenced by the recent failures of certain depository institutions and the resulting market turmoil and volatility stemming from such failures.

Unrealized losses in the Company's investment portfolio could affect liquidity.

As market interest rates increased during 2022 and continued into the early months of 2023, the Company experienced increased unrealized losses within its investment portfolio. The Company's investment portfolio consists of federal funds, interest bearing balances in other financial institutions, U.S. government securities, U.S. Treasury securities, federal agency obligations, obligations of state and local municipalities, mortgage-backed securities and corporate securities. All of the instruments held in the Company's investment portfolio are designated as available-for-sale, and many of these instruments are particularly sensitive to interest rate fluctuations, especially long-term fixed-income securities, including U.S. Treasury notes and bonds and corporate and municipal bonds. As of December 31, 2025, the Company held approximately $201.2 million of municipal securities within the investment portfolio, which comprised approximately 63.6% of the portfolio, and approximately $104.7 million of collateralized mortgage obligations and residential mortgage-backed securities within the portfolio, which comprised approximately 33.1% of the portfolio. From December 31, 2024 to December 31, 2025, the investment portfolio experienced a reduction in unrealized losses of approximately $21.6 million. The decrease in unrealized losses is reflected in AOCI on the Company's balance sheet and increases the Company's book capital and tangible common equity ratio. However, unrealized losses do not affect the Company's regulatory capital ratios.

Management continues to actively monitor the investment portfolio and may sell securities from the portfolio before maturity in order to take advantage of restructuring opportunities, which would include reinvestment of sale proceeds at higher rates of return, improving duration or improving interest rate risk exposure. That said, it is unlikely the Company will be required to sell the securities before recovery of their amortized cost bases, which may be at maturity. However, the Company's access to liquidity sources could be affected by unrealized losses if securities within the investment portfolio must be sold at a loss or tangible capital ratios decline from an increase in unrealized losses or realized credit losses.

Above average interest rate risk associated with fixed-rate loans may have an adverse effect on our financial position or results of operations.

Peoples Bank's loan portfolio includes a significant amount of loans with fixed rates of interest. At December 31, 2025, $636.9 million, or 44.0% of the Bank's total loans receivable had fixed interest rates. The Bank offers ARM loans and fixed-rate loans. Unlike ARM loans, fixed-rate loans carry the risk that, because they do not reprice to market interest rates, their yield may be insufficient to offset increases in the Bank's cost of funds during a rising interest rate environment. Accordingly, a material and prolonged increase in market interest rates could be expected to have a greater adverse effect on the Bank's net interest income compared to other institutions that hold a materially larger portion of their assets in ARM loans or fixed-rate loans that are originated for committed sale in the secondary market.

Higher loan losses could require the Company to increase its allowance for credit losses through a charge to earnings.

When we loan money, we incur the risk that our borrowers will not repay their loans. We reserve for loan losses by establishing an allowance through a charge to earnings. The amount of this allowance is based on our assessment of loan losses inherent in our loan portfolio. The process for determining the amount of the allowance is critical to our financial results and condition. It requires subjective and complex judgments about the future, including forecasts of economic or market conditions that might impair the ability of our borrowers to repay their loans. We might underestimate the loan losses inherent in our loan portfolio and have loan losses in excess of the amount reserved. We might increase the allowance because of changing economic conditions. For example, in a rising interest rate environment, borrowers with adjustable rate loans could see their payments increase. There may be a significant increase in the number of borrowers who are unable or unwilling to repay their loans, resulting in our charging off more loans and increasing our allowance. In addition, when real estate values decline, the potential severity of loss on a real estate-secured loan can increase significantly, especially in the case of loans with high combined loan-to-value ratios. Our Allowance for credit losses at any particular date may not be sufficient to cover future loan losses. We may be required to increase our Allowance for credit losses, thus reducing earnings.

Commercial business lending may expose the Company to increased lending risks.

At December 31, 2025, the Bank's commercial business loan portfolio amounted to $99.3 million, or 6.9% of total loans. Subject to market conditions and other factors, the Bank intends to expand its commercial business lending activities within its primary market areas. Commercial business lending is inherently riskier than residential mortgage lending. Although commercial business loans are often collateralized by equipment, inventory, accounts receivable, or other business assets, the liquidation value of these assets in the event of a borrower default is often an insufficient source of repayment because accounts receivable may be uncollectible and inventories and equipment may be obsolete or of limited use, among other things.

Commercial real estate lending may expose the Company to increased lending risks.

At December 31, 2025, the Bank's commercial real estate loan portfolio amounted to $555.6 million, or 38.3% of total loans. Commercial real estate lending is inherently riskier than residential mortgage lending. Because payments on loans secured by commercial properties often depend upon the successful operation and management of the properties, repayment of such loans may be affected by adverse conditions in the real estate market or the economy, among other things.

Our mortgage lending profitability could be significantly reduced if we are not able to resell mortgages at a reasonable gain on sale or experience other problems with the secondary market process or we are unable to retain our mortgage loan sales force due to regulatory changes.

Currently, we sell a large portion of the mortgage loans we originate. The profitability of our mortgage banking operations depends in large part upon our ability to aggregate a high volume of loans and to sell them in the secondary market at a gain. Thus, we are dependent upon the existence of an active secondary market and our ability to profitably sell loans into that market.

Our ability to sell mortgage loans readily is dependent upon the availability of an active secondary market for single-family mortgage loans, which in turn depends in part upon the continuation of programs currently offered by the Agencies and other institutional and non-institutional investors. These entities account for a substantial portion of the secondary market in residential mortgage loans. Some of the largest participants in the secondary market, including the Agencies, are government-sponsored enterprises whose activities are governed by federal law. Any future changes in laws that significantly affect the activity of such government-sponsored enterprises could, in turn, adversely affect our operations.

In September 2008, Fannie Mae and Freddie Mac were placed into conservatorship by the U.S. government. Although to date, the conservatorship has not had a significant or adverse effect on our operations, and during 2010 and 2012 the Federal Housing Finance Agency indicated that the Treasury Department is committed to funding Fannie Mae and Freddie Mac to levels needed in order to sufficiently meet their funding needs, it is currently unclear whether further changes would significantly and adversely affect our operations. In addition, our ability to sell mortgage loans readily is dependent upon our ability to remain eligible for the programs offered by the Agencies and other institutional and non-institutional investors. Our ability to remain eligible may also depend on having an acceptable peer-relative delinquency ratio for the FHA and maintaining a delinquency rate with respect to Ginnie Mae pools that are below Ginnie Mae guidelines.

Any significant impairment of our eligibility with any of the Agencies could materially and adversely affect our operations. Further, the criteria for loans to be accepted under such programs may be changed from time-to- time by the sponsoring entity which could result in a lower volume of corresponding loan originations. The profitability of participating in specific programs may vary depending on a number of factors, including our administrative costs of originating and purchasing qualifying loans and our costs of meeting such criteria.

Our mortgage lending profitability could be significantly reduced as changes in interest rates could affect mortgage origination volume and pricing for selling mortgages on the secondary market.

Currently, we sell a large portion of the mortgage loans we originate. The profitability of our mortgage banking operations depends in large part upon our ability to originate and sell mortgages to the secondary market at a gain. A higher interest rate environment can negatively affect the volume of loan originations and refinanced loans reducing the dollar amount of loans available to be sold to the secondary market. Higher interest rates can also negatively affect the premium received on loans sold to the secondary market as competitive pressures to originate loans can reduce pricing.

Our information systems may experience an interruption or breach in security.

The Bank relies heavily on internal and outsourced digital technologies, communications, and information systems to conduct its business. As our reliance on technology systems increases, the potential risks of technology-related operation interruptions in our customer relationship management, general ledger, deposit, loan, or other systems or the occurrence of cyber incidents increases within the industry. Cyber incidents can result from deliberate attacks or unintentional events including (i) unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruptions; (ii) denial-of-service attacks on websites; or (iii) intelligence gathering and social engineering aimed at obtaining information. The occurrence of operational interruption, cyber incidents, or a deficiency in the cyber security of our technology systems (internal or outsourced) could negatively impact our financial condition or results of operations.

We have policies and procedures expressly designed to prevent or limit the effect of a failure, interruption, or security breach of our systems and maintain cyber security insurance. However, such policies, procedures, or insurance may prove insufficient to prevent, repel, or mitigate a cyber incident. Significant interruptions to our business from technology issues could result in expensive remediation efforts and distraction of management. Although we have not experienced any material losses related to technology-related operational interruption or cyber-attack, there can be no assurance that such failures, interruptions, or security breaches will not occur in the future or, if they do occur, that the impact will not be substantial.

The occurrence of any failures, interruptions, or security breaches of our technology systems could damage our reputation, result in a loss of customer business, result in the unauthorized release, gathering, monitoring, misuse, loss, or destruction of proprietary information, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition, results of operations, or stock price. As cyber threats continue to evolve, we may also be required to spend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities.

We are subject to certain operational risks, including, but not limited to, customer or employee fraud and data processing system failures and errors.

Employee errors and employee and/or customer misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation or financial performance. Misconduct by our employees could include, but is not limited to, hiding unauthorized activities from us, improper or unauthorized activities on behalf of our customers, or improper use of confidential information. It is not always possible to prevent employee errors and misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Employee errors could also subject us to financial claims for negligence.

We maintain a system of internal controls and insurance coverage to mitigate against operational risks, including data processing system failures and errors and customer or employee fraud. If our internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could have a material adverse effect on our business, financial condition, and results of operations.

We depend on outside third parties for processing and handling of our records and data.

The Bank relies on software developed by third party vendors to process various transactions. In some cases, we have contracted with third parties to run their proprietary software on our behalf. These systems include, but are not limited to, general ledger, payroll, employee benefits, loan and deposit processing, and securities portfolio management. While we perform a review of controls instituted by the vendors over these programs in accordance with industry standards and perform our own testing of user controls, we must rely on the continued maintenance of these controls by the outside party, including safeguards over the security of customer data. In addition, we maintain backups of key processing output daily in the event of a failure on the part of any of these systems. Nonetheless, we may incur a temporary disruption in the ability to conduct our business or process our transactions or incur damage to our reputation if the third party vendor fails to adequately maintain internal controls or institute necessary changes to systems. Such disruption or breach of security may have a material adverse effect on our financial condition and results of operations.

We continually encounter technological change.

The banking and financial services industry continually undergoes technological changes, with frequent introductions of new technology-driven products and services. In addition to better meeting customer needs, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, in part, on our ability to address the needs of our customers by using technology to provide products and services that enhance customer convenience and that create additional efficiencies in our operations. Many of our competitors have greater resources to invest in technological improvements, and we may not effectively implement new technology-driven products and services or do so as quickly as our competitors, which could reduce our ability to effectively compete. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse effect on our business, financial condition, and results of operations.

We may not be able to attract and retain skilled people.

The Bank's success depends on its ability to attract and retain skilled people. Competition for the best people in most activities in which we engage can be intense, and we may not be able to hire people or retain them. The unexpected loss of services of certain of our skilled personnel could have a material adverse impact on our business because of their skills, knowledge of our market, years of industry experience, customer relationships, and the difficulty of promptly finding qualified replacement personnel.

Loss of key employees may disrupt relationships with certain customers.

Our customer relationships are critical to the success of our business, and loss of key employees with significant customer relationships may lead to the loss of business if the customers were to follow that employee to a competitor. While we believe our relationships with key personnel are strong, we cannot guarantee that all of our key personnel will remain with the organization, which could result in the loss of some of our customers and could have a negative impact on our business, financial condition, and results of operations.

We may need to raise additional capital in the future, and such capital may not be available when needed or at all.

We may need to raise additional capital in the future to fund acquisitions and to provide us with sufficient capital resources and liquidity to meet our commitments, regulatory capital requirements, and business needs, particularly if our asset quality or earnings were to deteriorate significantly. We periodically explore acquisition opportunities with other financial institutions, some of which may be in a less favorable financial condition than we are. Any future acquisition, particularly the acquisition of a significantly troubled institution or an institution of comparable size to us, may require us to raise additional capital in order to obtain regulatory approval and/or to remain well capitalized.

Our ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, which are outside of our control, and our financial performance. Economic conditions and the loss of confidence in financial institutions may increase our cost of funding and limit access to certain customary sources of capital, including inter-bank borrowings, repurchase agreements, and borrowings from the discount window of the Federal Reserve.

We cannot guarantee that such capital will be available on acceptable terms or at all. Any occurrence that may limit our access to the capital markets, such as a decline in the confidence of debt purchasers, our depositors or counterparties participating in the capital markets, may adversely affect our capital costs and our ability to raise capital and, in turn, our liquidity. Moreover, if we need to raise capital in the future, we may have to do so when many other financial institutions are also seeking to raise capital and would have to compete with those institutions for investors. An inability to raise additional capital on acceptable terms when needed could have a materially adverse effect on our business, financial condition, and results of operations and may restrict our ability to grow.

We may be exposed to risk of environmental liabilities with respect to real property to which we take title.

In the course of our business, we may own or foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties (including liabilities for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination), or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property.

We are exposed to intangible asset risk in that our goodwill may become impaired.

As of December 31, 2025, we had $23.6 million of goodwill and other intangible assets. A significant and sustained decline in our stock price and market capitalization, a significant decline in our expected future cash flows, a significant adverse change in the business climate, or slower growth rates could result in impairment of goodwill. If we were to conclude that a future write-down of our goodwill is necessary, then we would record the appropriate charge, which could be materially adverse to our operating results and financial position. For further discussion, see Notes 1 and 5, "*Summary of Significant Accounting Policies*" and "*Goodwill and Other Intangible Assets,*" to the Consolidated Financial Statements included in Item 8 this report.

Damage to our reputation could damage our business.

Our business depends upon earning and maintaining the trust and confidence of our customers, investors, and employees. Damage to our reputation could cause significant harm to our business and prospects. Harm to our reputation can arise from numerous sources, including, among others, employee misconduct, compliance failures, litigation, regulatory outcomes, or governmental investigations. In addition, a failure to deliver appropriate standards of service and quality, or a failure or perceived failure to treat customers and clients fairly, can result in customer dissatisfaction, litigation, privacy breach, and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs, and harm to our reputation. Adverse publicity about the Company, whether or not true, may result in harm to our existing business, customer relationships and prospects. Should any events or factors that can undermine our reputation occur, there is no assurance that the additional costs and expenses that we may need to incur to address the issues giving rise to the reputational harm would not adversely affect our earnings and results of operations.

The Company and Bank are subject to extensive regulation and oversight, including with respect to the MOU.

On August 9, 2024, the Bank entered into the MOU with the FDIC and DFI. The MOU is an informal administrative agreement pursuant to which the Bank has agreed to take various actions and comply with certain requirements to enhance certain areas of the Bank's operations. See "*Management's Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments Regarding the Bank*" below for certain disclosures regarding the MOU. Our failure to comply with the MOU may result in additional regulatory action, including civil money penalties against the Bank and its officers and directors or enforcement through court proceedings, which could have a material and adverse effect on our business, results of operations, financial condition, cash flows, and stock price.

Risks Related to the Banking Industry

Our business may be adversely affected by conditions in the financial markets and economic conditions generally.

Our financial performance depends to a large extent on the business environment in our geographically concentrated eight-county market area of Lake, Porter, LaPorte, and Newton counties in Indiana, and Cook, DuPage, Lake, and Will counties in Illinois, the nearby suburban metropolitan Chicagoland market, the states of Indiana and Illinois, and the U.S. as a whole. In particular, the current environment impacts the ability of borrowers to pay interest on and repay principal of outstanding loans as well as the value of collateral securing those loans. A favorable business environment is generally characterized by economic growth, low unemployment, efficient capital markets, low inflation, high business and investor confidence, strong business earnings, and other factors. Unfavorable or uncertain economic and market conditions can be caused by declines in economic growth, business activity, or investor or business confidence; limitations on the availability or increases in the cost of credit and capital; increases in inflation or interest rates; high unemployment; natural disasters; or a combination of these or other factors.

In the recent past, our market area, the suburban metropolitan Chicagoland market, the states of Indiana and Illinois, and the U.S. as a whole experienced mixed economic conditions. While overall economic growth was favorable and unemployment rates remained low compared to past economic cycles, the aggregate effects of inflation experienced from 2021 to 2023 coupled with continued elevated interest rate levels negatively impacted many sectors of the economy.

While economic conditions have remained relatively stable in spite of these headwinds, significant challenges remain, including the continued aggregate effect of inflation levels experienced in recent years and uncertainty related to government spending levels and federal budget deficits, as well as the potential effect of changes in trade policy and tariffs under the Trump administration. As a result, there can be no assurance that economic conditions will continue on their current course. Market stress could have a material adverse effect on the credit quality of our loans, and therefore, our financial condition and results of operations as well as other potential adverse impacts including:

- There could be an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility, and widespread reduction of business activity generally.

- There could be an increase in write-downs of asset values by financial institutions, such as the Bank.

- There could be the loss of collateral value on commercial and real estate loans that are secured by real estate located in our market area. A further significant decline in real estate values in our market would mean that the collateral for many of our loans would provide less security. As a result, we would be more likely to suffer losses on defaulted loans because our ability to fully recover on defaulted loans by selling the real estate collateral would be diminished.

- Our ability to assess the creditworthiness of customers could be impaired if the models and approaches they use to select, manage, and underwrite credits become less predictive of future performance.

- The process we use to estimate losses inherent in our loan portfolio requires difficult, subjective, and complex judgments. This process includes analysis of economic conditions and the impact of these economic conditions on borrowers' ability to repay their loans. The process could no longer be capable of accurate estimation and may, in turn, impact its reliability.

- The Bank could be required to pay significantly higher FDIC premiums in the future if losses further deplete the Deposit Insurance Fund.

- We could face increased competition due to intensified consolidation of the financial services industry. If current levels of market disruption and volatility continue or worsen, there can be no assurance that we will not experience an adverse effect, which may be material, on our ability to access capital and on our business, financial condition, and results of operations.

Future economic conditions in our market area will depend on factors outside of our control, such as political and market conditions, broad trends in industry and finance, legislative and regulatory changes, changes in government, military, and fiscal policies, and inflation.

We face strong competition in all phases of our business from other banks, financial institutions, and non-banks.

The banking and financial services business in our market areas is highly competitive. Our competitors include large regional banks, local community banks, savings and loan associations, securities and brokerage companies, mortgage companies, insurance companies, finance companies, money market mutual funds, credit unions, neo-banks (a digital or mobile-only bank that exists without any physical bank branches), and other non-bank financial and digital service providers, many of which have greater financial, marketing, and technological resources than us. Many of these competitors are not subject to the same regulatory restrictions that we are and may be able to compete more effectively as a result.

Also, technology and other changes have lowered barriers to entry and made it possible for customers to complete financial transactions using neo-banks, non-banks, and financial technology companies that historically have involved banks at one or both ends of the transaction. These entities now offer products and services traditionally provided by community banks and often at lower costs. The wide acceptance of Internet-based commerce has resulted in a number of alternative payment processing systems, deposit, and lending platforms in which banks play only minor roles. For example, consumers can maintain funds that would have historically been held as bank deposits in brokerage accounts or mutual funds. Consumers can also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks. Use of emerging alternative payment platforms, such as Apple Pay or Bitcoin or other cryptocurrencies, can alter consumer credit card behavior and consequently impact our interchange fee income.

The process of eliminating banks as intermediaries, known as "disintermediation," could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The effects of disintermediation can also impact the lending business because of the fast growing body of FinTech companies that use software to deliver mortgage lending and other financial services. A related risk is the migration of bank personnel away from the traditional bank environments into neo-banks, FinTech companies, and other non-banks.

Increased competition in our market may result in a decrease in the amounts of our loans and deposits, reduced spreads between loan rates and deposit rates or loan terms that are more favorable to the borrower. Any of these results could have a material adverse effect on our ability to maintain our earnings record, grow our loan portfolios, and obtain low-cost funds. If increased competition causes us to significantly discount the interest rates we offer on loans or increase the amount we pay on deposits, our net interest income could be adversely impacted. If increased competition causes us to relax our underwriting standards, we could be exposed to higher losses from lending activities. Additionally, many of our competitors are larger in total assets and capitalization, have greater access to capital markets, and offer a broader range of financial services than we can offer.

Due to the development of new technologies and regulatory actions encouraging the use of these technologies, consumers may decide not to use banks to complete their financial transactions.

Technology and other changes are allowing parties to complete financial transactions through alternative methods that historically have involved banks. For example, consumers can now maintain funds that would have historically been held as bank deposits in brokerage accounts, mutual funds, or general-purpose reloadable prepaid cards. Consumers can complete transactions, such as paying bills and/or transferring funds directly without the assistance of banks. Transactions utilizing digital assets, including cryptocurrencies, stablecoins, and other similar assets, have increased substantially over the course of the last several years. For example, the enactment of the Guiding and Establishing National Innovation for U.S. Stablecoins Act of 2025 (GENIUS Act) provides a legal framework for stablecoins to be issued in the United States, which may allow new and existing competitors to compete for funds that may have otherwise been deposited with banks, such as the Bank.

Certain characteristics of digital asset transactions, such as the speed with which such transactions can be conducted, the ability to transact without the involvement of regulated intermediaries, the ability to engage in transactions across multiple jurisdictions, and the anonymous nature of the transactions, are appealing to certain consumers notwithstanding the various risks posed by such transactions as illustrated by the current and ongoing market volatility. Accordingly, digital asset service providers, which at present are not subject to supervision and regulation comparable to that which is faced by banking organizations and other financial institutions, have become active competitors for our customers' banking business. The Trump Administration, through executive actions and public announcements, has established a more relaxed regulatory framework for cryptocurrencies, digital assets, and financial technology firms, and created a more favorable environment for those asset classes and firms.

The process of eliminating banks as intermediaries, known as disintermediation, could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. On October 22, 2024, the CFPB adopted a final rule regarding personal financial data rights that is designed to promote "open banking." The final rule requires, among other things, that data providers, including any financial institution, make available to consumers and certain authorized third parties upon request certain covered transaction, account, and payment information. However, in August 2025, the CFPB issued an advanced notice of proposed rulemaking to reconsider its final rule and, in October 2025, a district court issued a preliminary injunction preventing the CFPB from enforcing the final rule until the CFPB has completed its reconsideration of the rule. A final rule, if implemented, could lead to greater competition for products and services among banks and nonbanks alike. The loss of these revenue streams and the lower cost of deposits as a source of funds could have a material adverse effect on our financial condition and results of operations.

We are subject to federal regulations that seek to protect the Deposit Insurance Fund and the depositors and borrowers of the Bank, and our federal regulators may impose restrictions on our operations that are detrimental to holders of the Company's common stock.

We are subject to extensive regulation, supervision, and examination by the FRB, IDFI, and FDIC, our primary regulators. Such regulation and supervision governs the activities in which an institution and its holding company may engage and are intended primarily for the protection of the insurance fund and the depositors and borrowers of the Bank rather than for holders of the Company's common stock. Our regulators may subject us to supervisory and enforcement actions, such as the imposition of certain restrictions on our operations, requirements that we take remedial action, the classification of our assets and the determination of the level of our Allowance for credit losses, that are aimed at protecting the insurance fund and the depositors and borrowers of the Bank but that are detrimental to holders of the Company's common stock. Any change in our regulation or oversight, whether in the form of regulatory policy, regulations, legislation, or supervisory action, may have a material impact on our operations.

The soundness of other financial institutions could adversely affect us.

Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. Many of these transactions expose us to credit risk in the event of default by our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due us. There is no assurance that any such losses would not materially and adversely affect our results of operations or earnings. In addition, failures of other financial institutions, including regional and community banks, could decrease customer confidence in the banking industry as a whole and community banks in particular. Reduced confidence in the financial institutions sector could result in customer disintermediation and the loss of deposit and borrowing relationships, among other effects, which could result in a material adverse effect on the Company's financial condition and results of operations.

The use of, or inability to use, artificial intelligence by us, our customers, and our shareholders presents risks and challenges that may adversely impact our business and operating results or the business and operating results of our customers and vendors.

We may use generative AI tools in our operations. If our competitors and peers use AI tools to optimize operations and we fail to utilize AI tools in a comparable manner, we may be competitively disadvantaged. However, while AI tools may facilitate optimization and operational efficiencies, they also have the potential for inaccuracy, bias, infringement, or misappropriation of intellectual property, and risks related to data privacy and cybersecurity. The use of AI tools may introduce errors or inadequacies that are not easily detectable, including deficiencies, inaccuracies, or biases in the data used for AI training, or in the content, analyses, or recommendations generated by AI applications. The results of such errors or inadequacies may adversely affect our business, financial condition, and results of operations. The legal requirements relating to AI continue to evolve and remain uncertain, including how legal developments could impact our business and ability to enforce our proprietary rights or protect against infringement of those rights.

Cybersecurity threat actors may utilize AI tools to automate and enhance cybersecurity attacks against us. We utilize software and platforms designed to detect such cybersecurity threats, including AI-based tools, but these threats could become more sophisticated and harder to detect and counteract, which may pose significant risks to our data security and systems. Such cybersecurity attacks, if successful, could lead to data breaches, loss of confidential or sensitive information, and financial or reputational harm.

Our customers also may use AI tools in their personal or business activities without our knowledge, and the providers of these tools may not meet the evolving regulatory or industry standards for privacy and data protection. Consequently, this may inhibit our or our customers' ability to uphold an appropriate level of service and data privacy. If we, our customers, or other third parties with which we conduct business experience an actual or perceived breach of privacy or security incident due to the use of AI, we may be adversely impacted, lose valuable intellectual property or confidential information, and incur harm to our reputation and the public perception of the effectiveness of our security measures.

In addition, investors, analysts, and other market participants may use AI tools to process, summarize, or interpret our financial information or other data about us. The use of AI tools in financial and market analysis may introduce risks similar to those described above, including an inaccurate interpretation of our financial or operational performance or market trends or conditions, which in turn could result in inaccurate conclusions or recommendations.

Our inability to adopt new technological capabilities and enhancements, including AI and machine learning, may put us at a competitive disadvantage or cause us to miss opportunities to innovate and achieve efficiencies in our operations which could adversely impact our business, reputation, results of operations, and financial condition.


Risks Related to the Company's Common Stock


An investment in the Company's common stock is not an insured deposit.

The Company's common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund, or by any other public or private entity. Investment in the Company's common stock is inherently risky for the reasons described in this "*Risk Factors*" section and elsewhere in this prospectus and is subject to the same market forces that affect the price of common stock in any public company. As a result, if you acquire the Company's common stock, you could lose some or all of your investment.

The price of our common stock may fluctuate, sometimes significantly, and this may make it difficult for you to resell our common stock at times or at prices you find attractive.

Although our common stock is listed on the Nasdaq Capital Market, our stock price constantly changes, and we expect our stock price to continue to fluctuate in the future. Our stock price is impacted by a variety of factors, some of which are beyond our control. These factors include:

- variations in our operating results or the quality of our assets;

- operating results that vary from the expectations of management, securities analysts, and investors;

- increases in loan losses, non-performing loans, and other real estate owned;

- changes in the U.S. corporate tax rates;

- changes in expectations as to our future financial performance;

- announcements of new products, strategic developments, new technology, acquisitions, and other material events by us or our competitors;

- ability to fund the Company's assets through core deposits and/or wholesale funding;

- the operating and securities price performance of other companies that investors believe are comparable to us;

- actual or anticipated sales of our equity or equity-related securities;

- our past and future dividend practices;

- our creditworthiness;

- interest rates;

- the credit, mortgage, and housing markets, and the markets for securities relating to mortgages or housing;

- developments with respect to financial institutions generally; and

- economic, financial, geopolitical, regulatory, congressional, or judicial events that affect us or the financial markets.

In addition, the stock market in general has experienced price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies and particularly those in the financial services and banking sector, including for reasons unrelated to their operating performance. These broad market fluctuations may adversely affect our stock price, notwithstanding our operating results.

The trading volume in the Company's common stock is less than that of other larger financial institutions.

Although the Company's common stock is listed on the Nasdaq Capital Market, the trading volume in the common stock may be less than that of other, larger financial services companies. A public trading market having the desired characteristics of depth, liquidity, and orderliness depends on the presence in the marketplace of willing buyers and sellers of the Company's common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which the Company has no control. During any period of lower trading volume of the Company's common stock, significant sales of shares of the Company's common stock, or the expectation of these sales, could cause the Company's common stock price to fall.

The Company's Articles of Incorporation, Indiana law, and certain banking laws may have an anti-takeover effect.

Provisions of the Company's Articles of Incorporation, the Indiana Business Corporation Law, and the federal banking laws, including regulatory approval requirements, could make it more difficult for a third party to acquire the Company, even if doing so would be perceived to be beneficial by the Company's shareholders. The combination of these provisions could have the effect of inhibiting a non-negotiated merger or other business combination, which, in turn, could adversely affect the market price of the Company's common stock.

The Company may issue additional securities, which could dilute the ownership percentage of holders of the Company's common stock.

The Company may issue additional securities to, among other reasons, raise additional capital or finance acquisitions, and, if it does, the ownership percentage of holders of the Company's common stock could be diluted potentially materially.

We may not be able to pay dividends in the future in accordance with past practice.

The Company has traditionally paid a quarterly dividend to common shareholders. The payment of dividends is subject to legal and regulatory restrictions. Any payment of dividends in the future will depend, in large part, on our earnings, capital requirements, financial condition, and other factors considered relevant by the Company's board of directors. The board may, at its discretion, reduce or eliminate dividends or change its dividend policy in the future.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

The Company recognizes the importance of maintaining a cybersecurity risk management program designed to reduce the risks that cybersecurity threats pose to financial institutions. As such, the Company has adopted proactive and defensive safeguards intended to better protect the Company's information assets and defend infrastructures from technology-related attacks. The Company's Board of Directors and management oversee its information security and cybersecurity risk management programs. As further discussed below, the Company has established various programs, policies and procedures which are designed to proactively protect information assets. However, not all incidents can be prevented. As a result, the Company has also established a policy and cybersecurity incident response plan governing how to respond to security incidents, with the objective of minimizing any potential impacts. As of December 31, 2025, the Company is not aware of any cybersecurity incidents that have materially affected or are reasonably likely to materially affect Peoples Bank, including its business strategies, results of operations or financial condition.

Risk Assessment and Management

The Company maintains a variety of programs and policies to support the management of cybersecurity risk within the organization with a focus on prevention, detection and response processes. These programs and policies leverage frameworks and controls from the National Institute of Standards and Technology, Cyber Risk Institute Profile, as well as various other regulatory requirements and industry-specific standards. The Company also participates in the federally recognized Financial Services Information Sharing and Analysis Center and requires its employees and contractors to complete various education and training programs related to information security.

The Company's IT team, along with the vCISO has the primary responsibility for establishing appropriate policies and procedures that are responsive to cybersecurity threats and other information security risks. The Company's vCISO, as part of the Company's Risk Management division, provides independent risk management oversight to the IT team. In addition to the Board oversight discussed below, the Company's Internal Audit function independently oversees, reviews and validates these activities and reports to the Board of Directors on the effectiveness of governance, risk management and internal controls.

The Company has established an Enterprise Risk Management Framework which informs the Company's risk management programs. As part of this framework, the vCISO maintains the Company's Cybersecurity Risk Management Program, which is designed to identify, assess, manage, monitor and report cybersecurity risks as part of the Company's independent risk management function. The vCISO is responsible for defining the risk management practices set forth in the Cybersecurity Program.

In light of the complexity and evolving nature of the cybersecurity landscape, the Company periodically re-assesses the maturity of its cybersecurity programs, policies and procedures, including in some instances by engaging the assistance of external experts. The Company also conducts exercises to test its incident response plans and threat assessments, some of which also involve assistance from external consultants.

The Company also maintains a Third-Party Risk Management Program to perform similar functions related to risks associated with the Company's relationships with third parties. This assists the Company in its management of its relationships with third parties, which includes considerations for identifying, analyzing and monitoring the cybersecurity risks that third parties may present to Peoples Bank. The Company also maintains a third-party incident response program to govern its response in the event of third-party cybersecurity events.

Board of Directors Oversight

The Risk Management and Compliance Committee of the Company's Board of Directors takes primary responsibility for overseeing the Company's information security programs at the Board level. The Risk Management and Compliance Committee's primary purpose is to assist the Board of Directors in its oversight of plans and operations related to information technology, cybersecurity, data privacy and third-party technology strategy.

The Company's Risk Management and Compliance Committee of the Board of Directors oversees the Company's Enterprise Risk Management Framework and policies, including oversight of risks related to information security. The Risk Management and Compliance Committee receives periodic reports from the Enterprise Risk Management Committee.

The full Board of Directors receives reports from the Risk Management and Compliance Committee about the Company's cybersecurity programs as a result of the above-described oversight. In the event of a material cybersecurity incident, the Company's incident response procedures include notifications to the Risk Management and Compliance Committee and full Board of Directors, when appropriate and necessary.

Management Oversight

The Company's ERM Committee is a management committee that reviews and discusses critical information security risks that impact the Company, identifies solutions to address these risks and has oversight of the Company's information technology and information security policies. The ERM Committee provides cybersecurity reports periodically to the Risk Management Committee and is comprised of the Company's vCISO, information technology and enterprise risk management leaders, including the vCISO, Chief Information Officer, and Chief Risk Officer. The ERM Committee's membership enables the ERM Committee to be informed about and monitor the prevention, detection, mitigation and remediation of cybersecurity incidents, if any, in accordance with the Company's incident response plans.

The Company's vCISO is responsible for information security policies and the coordination of information security efforts across the organization. The vCISO has over 10 years of experience in various information security roles, including working with banking, healthcare, and manufacturing organizations. Prior to his current role, the vCISO served in both network security and IT audit roles, conducting services for banks of various sizes and complexities. The vCISO maintains their Certified Information Security Manager, Certified Banking Security Manager, Certified Banking Security Technology Professional, and Certified Banking Cybersecurity Manager certifications and received his Bachelor of Science in Network Security and Administration. The Company's vCISO reports to the Chief Risk Officer. The vCISO also reports directly to the ERM Committee.

The vCISO remains informed about developments in cybersecurity, including potential threats and emerging risk management techniques, reporting such information to the Chief Information Officer and ERM Committee periodically. The vCISO advises on processes for the regular monitoring of information systems. This includes the deployment of advanced security measures and system audits to identify potential vulnerabilities. In the event of a cybersecurity incident, the IT team is equipped with a well-defined incident response plan. This plan includes immediate actions designed to mitigate the impact of any incident, and long-term strategies for remediation and prevention of future incidents.

Item 2. Properties

The Company maintains its corporate office at 9204 Columbia Avenue, Munster, Indiana, from which it oversees the operation of the Bank's 26 banking locations. The Company owns 100% of its single corporate office property location.

As of December 31, 2025, the Bank operated 14 banking centers in Northwest Indiana, with 13 of the banking centers located in Lake County and 1 banking center located in Porter County, Indiana, and 12 banking centers located in Illinois, 11 in Cook County and 1 in Dupage County, Illinois. The Bank owns 20 of its banking centers and leases 6 of its banking center properties under the terms of long-term leases with a third-party. All of the Bank's banking centers are equipped with automated teller machines and have drive-through facilities. The net book value of the Bank's property, premises and equipment totaled $45.0 million at December 31, 2025, including $16.7 million right of use asset balance associated with the Company's 2024 sale-leaseback transaction.

On February 22, 2024, the Bank closed its previously announced sale-leaseback transaction with MountainSeed Real Estate Services, LLC, pursuant to which the Bank sold to the Buyer five properties owned and operated as branch locations for an aggregate purchase price of $17.2 million, including customary closing adjustments. Under the Sale Agreement, the Bank also entered into triple net lease agreements with the Buyer under which the Bank leases each of the Properties, and pursuant to which the Bank is responsible for the insurance, real estate taxes, and maintenance and repairs for each of the properties. Each of the Lease Agreements became effective upon the closing of the sale-leaseback transaction and have an initial term of 15 years. The Bank's obligations under the Lease Agreements are guaranteed by the Company.

The Bank outsources its core processing activities to Fidelity National Information Services, Inc., or FIS Corporation located in Jacksonville, Florida. FIS provides real time services for loans, deposits, retail delivery systems, card solutions, digital banking, and wealth management.

Item 3.   Legal Proceedings

The Company and its subsidiaries, from time to time, are involved in legal proceedings in the ordinary course of business against its debtors and are defendants in legal actions arising from normal business activities. Management, after consultation with legal counsel believes that the ultimate liabilities, if any, resulting from these actions will not have a material adverse effect on the financial position of the Bank or on the consolidated financial position of the Company.

Item 4.   Mine Safety Disclosures
Not Applicable

Item 4.5 Information About Our Executive Officers

Pursuant to General Instruction G(3) of Form 10-K, the following information is included as an unnumbered item in this Part I in lieu of being included in the Company's Proxy Statement for the 2026 Annual Meeting of Shareholders:

The executive officers of the Company are as follows:

Executive Officer	Age at December 31, 2025	Position
Benjamin Bochnowski	45	President, Chief Executive Officer of Finward Bancorp, Chief Executive Officer of Peoples Bank
Robert T. Lowry	64	Executive Vice President, Chief Operating Officer of Finward Bancorp and Peoples Bank
Todd M. Scheub	58	Executive President, Chief Revenue Officer of Finward Bancorp, President of Peoples Bank
Benjamin L. Schmitt	45	Executive Vice President, Chief Financial Officer, and Treasurer of Finward Bancorp and Peoples Bank

The following is a description of the principal occupation and employment of the executive officers of the Company during at least the past five years:

Benjamin Bochnowski currently serves as President and Chief Executive Officer of the Company and the Chief Executive Officer of the Bank. Mr. Bochnowski joined the Company in 2010, became Executive Vice President and Chief Operating Officer of the Company in 2013, and was promoted to President and Chief Operating Officer in 2015. He became the Chief Executive Officer in 2016. He was appointed to the Board of the Indiana Department of Financial Institutions by the Governor of Indiana in 2019. He served as the Chairman of the Indiana Bankers Association in 2024. He also serves on the Board of Directors of One Region, a non-profit business organization focused on population growth, and Allies for Community Business, a community-based micro-lending fund serving Chicago and the surrounding metropolitan area.

Robert T. Lowry is Executive Vice President, Chief Operating Officer of the Company and the Bank. He is responsible for managing the overall day-to-day operations, which includes transformational change, facilities, information technology, as well as loan and deposit operations. Mr. Lowry has been with the Bank since 1985 and has previously served as the Bank's Chief Financial Officer, Treasurer, Controller, Internal Auditor and Assistant Controller. Mr. Lowry is a Certified Public Accountant (inactive) and a Chartered Global Management Accountant. Mr. Lowry holds a Master's of Business Administration Degree from Indiana University and is a graduate of America's Community Bankers National School of Banking. Mr. Lowry has taught online courses for the American Bankers Association that focused on capital and liquidity management, interest rate risk and investments. Mr. Lowry is currently serving on the board of the Food Bank of Northwest Indiana and is a past board chairman and chair of the executive committee. In addition, Mr. Lowry volunteered for the IRS Volunteer Income Tax Assistance program. He is a member of the American Institute of Certified Public Accountants and the Indiana CPA Society.

Todd M. Scheub is Executive Vice President, Chief Revenue Officer of the Company and President of the Bank. He is responsible for the Bank's Wealth Management group, Retail Banking group, Marketing, Commercial, and Retail lending groups. Mr. Scheub joined the Bank in 1996 and has previously held positions in the commercial lending group. He provides oversight to the sales group in wealth management, retail banking, business and retail lending as well as chairing the Senior Officer's Loan Committee and the Executive Officer's Loan Committee. Additionally he provides oversight to the Bank's Marketing group and Credit Administration Group. He is the liaison to the solutions group, risk management, executive management, and the Board of Directors on all items related to the Bank's sales groups. Mr. Scheub holds a Bachelor of Science Degree in Business and a Master's Degree in Business Administration from Indiana University

Northwest. He also graduated from America's Community Bankers National School of Banking. Mr. Scheub is a Board Member at Lake County Economic Alliance, and the Indiana University Northwest Business School Advisory Board.

Benjamin L. Schmitt is Executive Vice President, Chief Financial Officer and Treasurer of the Company and the Bank. Mr. Schmitt joined the Company and Bank in 2024. He previously served as President of Rally Consulting LLC from August 2023 to February 2024, where he advised on special projects and managed strategic efforts of commercial and community banking clients. Prior to that, Mr. Schmitt served as Managing Director within the financial services investment banking group at Piper Sandler Companies from January 2020 to June 2023, where he advised banking clients on capital raising, merger and acquisition transactions, and other strategic advisory assignments. Previously, he worked at Sandler O'Neill & Partners, L.P. in a similar capacity serving banking clients, as Director from January 2013 to January 2020, and held other investment banking advisory positions at Sandler O'Neill from September 2004 to December 2012. Mr. Schmitt began his career as an investment analyst from 2003 to 2004 at Mercer Investment Consulting. Mr. Schmitt received his Bachelor of Business Administration degree in Finance with Honors from the University of Iowa Tippie College of Business.

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's Common Stock is listed on the Nasdaq Capital Market under the symbol "FNWD." As of December 31, 2025, the Company had 4,326,747 shares of common stock outstanding and 486 stockholders of record. This does not reflect the number of persons or entities who may hold their stock in nominee or "street" name through brokerage firms.

On April 24, 2014 the Company's Board of Directors authorized a stock repurchase program to repurchase up to 50,000 shares of the Company's outstanding common stock, from time to time and subject to market conditions, on the open market or in privately negotiated transactions. The stock repurchase program does not expire and is only limited by the number of shares that can be purchased. The stock repurchase program will be reviewed annually by the Board of Directors. No shares were repurchased during the quarter ended December 31, 2025 under the stock repurchase program.

Period	Total Number of Shares Purchased (2)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Program(1)
January 1, 2025 –January 31, 2025	-	N/A	-	48,828
February 1, 2025 – February 28, 2025	3,930	$26.38	-	48,828
March 1, 2025 – March 31, 2025	-	N/A	-	48,828
April 1, 2025 – April 30, 2025	485	$30.75	-	48,828
May 1, 2025 – May 31, 2025	690	$30.26	-	48,828
June 1, 2025 – June 30, 2025	-	N/A	-	48,828
July 1, 2025 – July 31, 2025	-	N/A	-	48,828
August 1, 2025 – August 31, 2025	223	$27.52	-	48,828
September 1, 2025 – September 30, 2025	-	N/A	-	48,828
October 1, 2025 – October 31, 2025	-	N/A	-	48,828
November 1, 2025 – November 30, 2025	111	$33.38	-	48,828
December 1, 2025 – December 31, 2025	-	N/A	-	48,828

(1) The stock repurchase program was announced on April 24, 2014, whereby the Company is authorized to repurchase up to 50,000 shares of the Company's common stock outstanding. There is no express expiration date for this program.
(2) The number of shares above includes shares of common stock reacquired from the Company's executive officers and employees to satisfy the tax withholding obligations on restricted stock awards granted under the Company's 2015 Stock Option and Incentive Plan. For the year ended December 31, 2025, 5,439 shares were reacquired at an average per share price of $27.45 pursuant to these tax withholding transactions.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Finward Bancorp is a financial holding company registered with the Board of Governors of the Federal Reserve System. Peoples Bank, an Indiana commercial bank, is a wholly-owned subsidiary of the Company. The Company has no other business activity other than being a holding company for the Bank. The Company's earnings are dependent upon the earnings of the Bank. The Bank's earnings are primarily dependent upon net interest margin. The net interest margin is the difference between interest income earned on loans and investments and interest expense paid on deposits and borrowings stated as a percentage of average interest earning assets. The net interest margin is perhaps the clearest indicator of a financial institution's ability to generate core earnings. Fees and service charges, wealth management operations income, gains and losses from the sale of assets, provisions for credit losses, income taxes and operating expenses also affect the Company's profitability.

A summary of the Company's significant accounting policies are detailed in Note 1 to the Company's consolidated financial statements included in this report. Preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period, as well as the disclosures provided. Actual results could differ from those estimates. Estimates associated with the Allowance for credit losses are particularly susceptible to material change in the near term.

The following management's discussion and analysis presents information concerning our financial condition as of December 31, 2025 and December 31, 2024, and the results of operations for the years ended December 31, 2025 and December 31, 2024. At December 31, 2025, the Company had total assets of $2.0 billion, loans receivable, net of deferred fees and costs, of $1.4 billion and total deposits of $1.7 billion. The Company's deposit accounts are insured up to applicable limits by the DIF that is administered by the FDIC, an agency of the federal government. Stockholders' equity totaled $174.7 million or 8.6% of total assets, with a book value per share of $40.37. Net income for the year ended December 31, 2025, was $8.1 million, or $1.88 earnings per diluted common share. For the year ended December 31, 2025, the ROA was 0.39%, while the ROE was 5.10%.

Recent Developments Regarding the Company and the Bank

On July 4, 2025, President Trump signed into law the legislation commonly referred to as the One Big Beautiful Bill Act, which is a sweeping federal reconciliation package that permanently extends and expands key provisions of the 2017 Tax Cuts and Jobs Act, introduces new tax benefits (including elevated standard deductions, higher state-and-local tax (SALT) caps, and no taxation on tips and overtime income for certain workers), and enacts broad reductions in government spending. The OBBBA is a complex revision to the U.S. federal income tax laws with potentially far-reaching consequences. The OBBBA will require subsequent rulemaking in a number of areas. The long-term impact of the OBBBA on the Company, the Bank, our shareholders, and the banking industry in general cannot be reliably predicted at this early stage of the new law's implementation. Shareholders are urged to consult with their own tax advisors regarding the impact of the OBBBA to them and their acquisition, ownership, and disposition of the Company's common stock. The Company's management continues to evaluate the impact of the OBBBA on the Company, the Bank, and its business, financial condition, and results of operations.

Termination of Consent Order

On August 6, 2025, the FDIC and the DFI terminated the Consent Order issued to the Bank that was effective on November 7, 2023 relating to the Bank's compliance with the Bank Secrecy Act and its implementing regulations. The termination of the Consent Order follows the Bank's successful resolution of the deficiencies in the Bank's BSA compliance and anti-money laundering compliance program which was the subject of the Consent Order.

Memorandum of Understanding

On August 9, 2024, the Bank entered into a memorandum of understanding with the FDIC and DFI. The MOU is an informal administrative agreement pursuant to which the Bank has agreed to take various actions and comply with certain requirements to enhance certain areas of the Bank's operations. The MOU documents an understanding among the Bank, the FDIC, and DFI that, among other things, the Bank will: refrain from paying cash dividends without prior regulatory approval and develop and implement certain plans regarding the Bank's operations, capital, and strategy. The Bank will submit written quarterly progress reports to the FDIC and DFI detailing compliance with the MOU. The MOU will remain in effect until modified or terminated by the FDIC and DFI.

Management does not expect the actions called for by these regulatory actions to have a substantial impact on the Company's or the Bank's ongoing day-to-day operations, although they may have the effect of limiting or delaying the Bancorp's or the Bank's ability or plans to expand and engage in business acquisitions.

Financial Condition

General

During the year ended December 31, 2025, total assets decreased by $39.5 million (1.9%), with interest-earning assets decreasing by $27.2 million (1.4%). At both December 31, 2025 and December 31, 2024, interest-earning assets totaled $1.9 billion. Earning assets represented 92.7% of total assets at December 31, 2025 and 92.3% December 31, 2024.

Loan Portfolio

Loans receivable, net of deferred fees and costs totaled $1.45 billion at December 31, 2025 and $1.51 billion at December 31, 2024. The loan portfolio, which is the Company's largest asset, is the primary source of both interest and fee income. The Company's lending strategy emphasizes quality loan growth, product diversification, and competitive and profitable pricing.

The Company's end-of-period loan balances were as follows:

(Dollars in thousands)	December 31, 2025		December 31, 2024	
	Balance	% Loans	Balance	% Loans
Residential real estate	$ 442,443	30.5 %	$ 467,293	31.0%
Home equity	53,497	3.7 %	49,758	3.3 %
Commercial real estate	555,594	38.3 %	551,674	36.6 %
Construction and land development	77,208	5.3 %	82,874	5.5 %
Multifamily	183,902	12.7 %	212,455	14.1 %
Commercial business	99,304	6.9 %	104,246	6.9 %
Consumer	870	0.1 %	551	— %
Manufactured homes	23,708	1.6 %	26,708	1.8 %
Government	12,298	0.9 %	11,024	0.7 %
Loans receivable	1,448,824	100.0%	1,506,583	100.0 %
Plus:				
Net deferred loans origination costs	1,606		2,439	
Loan clearing funds	(43)		(46)	
Loans receivable, net of deferred fees and costs	$ 1,450,387		$ 1,508,976	
Adjustable rate loans / loans receivable	$ 811,901	56.0%	$ 793,920	52.7%

Our total commercial real estate portfolio (which includes but is not limited to loans secured by office space, medical office space, and mixed-use retail/office space) totaled $555.6 million as of December 31, 2025, compared to $551.7 million as of December 31, 2024. Given prevailing market conditions such as continued elevated interest rate levels and reduced occupancy as a result of the increase in hybrid work arrangements, we are carefully monitoring these loans for signs of deterioration in credit quality.

Commercial real estate loans remained our largest loan segment and accounted for 38.3% of the total loan portfolio at December 31, 2025 and 36.6% at December 31, 2024. A further breakdown of the composition of the commercial real estate loan portfolio as of December 31, 2025 and December 31, 2024 is shown in the table below:

Commercial Real Estate (CRE)	December 31, 2025			December 31, 2024		
(Dollars in thousands)	# Loans	$ Amount	% of Total Gross Loans	# Loans	$ Amount	% of Total Gross Loans
CRE OO						
Food services & drinking places	65 $	35,961	2.5%	65 $	30,481	2.0%
Ambulatory health care services	32	31,262	2.2%	33	28,891	1.9%
Gasoline stations and fuel dealers	31	29,848	2.1%	28	28,957	1.9%
Repair and maintenance	37	18,333	1.3%	34	16,050	1.1%
Specialty trade contractors	32	15,571	1.1%	31	13,265	0.9%
Truck transportation	14	10,939	0.8%	12	10,350	0.7%
Merchant wholesalers, durable goods	12	10,888	0.8%	13	12,332	0.8%
Personal and laundry services	33	10,248	0.7%	31	10,673	0.7%
Professional, scientific, and technical services	22	8,680	0.6%	26	10,266	0.7%
Other	191	81,724	5.3%	195	85,344	5.7%
CRE OO	469 $	253,454	17.4%	468 $	246,609	16.4%
CRE NOO						
Retail centers - lessors	165 $	138,425	9.6%	165 $	140,360	9.3%
Industrial properties - lessors	65	49,502	3.4%	60	43,581	2.9%
Office properties - lessors	62	42,139	2.9%	57	38,472	2.6%
Hotels	16	40,047	2.8%	18	48,659	3.2%
Special use - lessors	10	10,501	0.7%	10	11,527	0.8%
Mini Warehouses - lessors	19	8,310	0.6%	17	8,011	0.5%
Big box retail - lessors	2	7,845	0.5%	2	8,201	0.5%
Other	9	5,371	0.4%	14	6,254	0.4%
Total CRE Non Owner Occupied (CRE NOO)	348 $	302,140	20.9%	343 $	305,065	20.2%
Total Commercial Real Estate (OO & NOO)	817 $	555,594	38.3%	811 $	551,674	36.6%
Total Gross Loans		$ 1,448,824			$ 1,506,583	

The Bank's Appraisal Policy and Procedures is Board approved annually and reflects current regulatory guidelines and recommendations. As one of the primary factors in commercial loan underwriting is the quality of the asset being pledged as collateral, it is imperative that the appraisal process receive appropriate attention. Appraisals must be prepared in accordance with high professional standards, by appraisers who have the necessary training, experience and knowledge for them to provide an accurate estimate of value. With few exceptions, appraisals are assigned to fee appraisers named in the Board approved appraiser list, which includes the tracking of all required certifications, licenses and insurance. The Bank has engaged with one of the nation's longest-standing third-party appraisal management companies for ordering, management, fulfillment and review of real estate appraisals and other valuation-related services for the properties securing the Bank's commercial real estate loans.

Criteria that may require the Bank to obtain a new appraisal or update the existing value for an existing credit include but are not limited to a change in the discount or capitalization rates for a particular location or property type; occupancy or absorption levels; market trends; and/or expense structure. Regarding the necessity of updated valuations for construction financing, factors considered are material changes in construction delays; cost overruns; or reductions in sales prices/rents. This may be done as a part of a renewal, loan workout or as a part of the usual and customary real estate review process that monitors the risks associated with the Bank's loan portfolios.

The Company is primarily a portfolio lender. Mortgage banking activities historically have been limited to the sale of fixed rate mortgage loans with contractual maturities greater than 15 years. These loans are identified as held-for-sale when originated and sold, on a loan-by-loan basis, in the secondary market. The Company will also retain fixed rate mortgage loans with a contractual maturity greater than 15 years on a limited basis. During the year ended December 31, 2025, the Company originated $40.9 million in new fixed rate mortgage loans for sale, compared to $36.8 million during the year ended December 31, 2024. During the year ended December 31, 2025, the Bank originated $17.8 million in new 1-4 family loans retained in its portfolio, compared to $27.4 million during the year ended December 31, 2024. These retained loans are primarily construction loans and adjustable-rate loans with a fixed-rate period of 7 years or less, and the Bank continues to sell longer-duration fixed rate mortgages into the secondary market. Net gains realized from the mortgage loan sales totaled $1.2 million for the year ended December 31, 2025, compared to $1.1 million for the year ended December 31, 2024. At December 31, 2025, the Company had $1.1 million in loans that were classified as held-for-sale, compared to $1.3 million at December 31, 2024.

Asset Quality

Non-performing loans include those loans that are 90 days or more past due and those loans that have been placed on nonaccrual status. The Company will at times maintain certain loans on accrual status, despite being over 90 days past due, for short periods of time when management has reason to believe payments are in the process of being received.

The Company's non-performing loans are summarized below:

(Dollars in thousands)

Loan Segment	December 31, 2025	December 31, 2024
Residential real estate	$ 5,932	$ 4,665
Home equity	810	483
Commercial real estate	1,561	1,280
Construction and land development	653	658
Multifamily	696	3,362
Commercial business	1,439	3,290
Manufactured homes	71	-
Total	$ 11,162	$ 13,738
Non-performing loans to total loans	0.77%	0.91%
Non-performing loans to total assets	0.55%	0.67%

Substandard loans include potential problem loans, where information about possible credit issues or other conditions causes management to question the ability of such borrowers to comply with loan covenants or repayment terms. No loans were internally classified as doubtful or loss at December 31, 2025 or December 31, 2024.

The Company's substandard loans are summarized below:

(Dollars in thousands)

Loan Segment	December 31, 2025	December 31, 2024
Residential real estate	$ 6,016	$ 4,754
Home equity	813	490
Commercial real estate	1,561	1,598
Construction and land development	2,234	2,285
Multifamily	696	3,550
Commercial business	1,439	3,290
Manufactured homes	71	54
Total	$ 12,830	$ 16,021

In addition to identifying and monitoring non-performing and other classified loans, management maintains a list of special mention loans. Special mention loans represent loans management is closely monitoring due to one or more factors that may cause the loan to become classified as substandard.

The Company's special mention loans are summarized below:

(Dollars in thousands)

Loan Segment	December 31, 2025	December 31, 2024
Residential real estate	$ 4,797	$ 4,291
Home equity	305	459
Commercial real estate	13,200	8,008
Construction and land development	557	3,675
Multifamily	2,857	5,329
Commercial business	2,768	3,528
Manufactured homes	28	-
Total	$ 24,512	$ 25,290

At December 31, 2025, management is of the opinion that there are no loans where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms and which will imminently result in such loans being classified as past due or nonaccrual. Management does not presently anticipate that any of the non-performing loans or classified loans would materially affect future operations, liquidity or capital resources.

The ACL is a valuation allowance for expected losses over the estimated life of loan portfolio, increased by the provision for credit losses, and decreased by charge-offs net of recoveries. A loan is charged off against the allowance by management as a loss when deemed uncollectible, although collection efforts continue and future recoveries may occur. The determination of the amounts of the ACL and provisions for credit losses is based on management's current judgments about the credit quality of the loan portfolio with consideration given to all known relevant internal and external factors that affect loan collectability and reasonable and supportable forecasts as of the reporting date. The appropriateness of the current period provision and the overall adequacy of the ACL are determined through a disciplined and consistently applied quarterly process that reviews the Company's current credit risk within the loan portfolio and identifies the required allowance for credit losses given the current risk estimates.

The Company's provision for (benefit from) credit losses for the period ended are summarized below:

(Dollars in thousands)

	Year Ended December 31,	
Loan Segment	2025	2024
Residential real estate	$ (1,777)	$ 481
Home equity	(147)	137
Commercial real estate	2,704	(606)
Construction and land development	(1,537)	(1,555)
Multifamily	1,247	164
Commercial business	433	1,475
Consumer	34	42
Manufactured homes	(136)	71
Government	(39)	(10)
Total	$ 782	$ 199

The Company's charge-off and recovery information is summarized below:

(Dollars in thousands)	Year Ended December 31, 2025		
Loan Segment	Charge-offs	Recoveries	Net (Charge-offs) Recoveries
Residential real estate	$ (13)	$ 66	$ 53
Commercial real estate	-	4	4
Multifamily	(201)	29	(172)
Commercial business	(495)	460	(35)
Consumer	(46)	9	(37)
Total	$ (755)	$ 568	$ (187)

(Dollars in thousands)	Year Ended December 31, 2024		
Loan Segment	Charge-offs	Recoveries	Net (Charge-offs) Recoveries
Residential real estate	$ (28)	$ 44	$ 16
Commercial real estate	-	5	5
Multifamily	(125)	31	(94)
Commercial business	(2,249)	310	(1,939)
Consumer	(66)	22	(44)
Total	$ (2,468)	$ 412	$ (2,056)

The ACL provisions take into consideration management's current judgments about the credit quality of the loan portfolio, loan portfolio balances, changes in the portfolio mix, and local economic conditions. In determining the provision for credit losses for the current period, management has considered risks associated with the local economy, changes in loan balances and mix, and asset quality.

The Company's allowance to total loans and non-performing loans are summarized below:

(Dollars in thousands)	December 31, 2025	December 31, 2024
Allowance for credit losses	$ 17,506	$ 16,911
Total loans	$ 1,450,387	$ 1,508,976
Non-performing loans	$ 11,162	$ 13,738
ACL-to-total loans	1.21%	1.12%
ACL-to-non-performing loans (coverage ratio)	156.8%	123.1%

Investment Portfolio

The primary objective of the Company's investment portfolio is to provide for the liquidity needs of the Company and to contribute to profitability by providing a stable flow of dependable earnings. Funds are generally invested in federal funds, interest bearing balances in other financial institutions, U.S. government securities, U.S. treasury securities, federal agency obligations, obligations of state and local municipalities, mortgage-backed securities, and corporate securities. The securities portfolio, all of which is designated as available-for-sale, totaled $316.2 million at December 31, 2025, compared to $333.6 million at December 31, 2024, a decrease of $17.3 million or 5.2%. During the fourth quarter of 2025, the Bank incurred $1.6 million in securities losses, attributable to the execution of securities repositioning transactions. The Bank sold securities with a market value of $26.6 million and unadjusted book yield of 2.59%. The yield on the securities portfolio was 2.37% for the year ended December 31, 2025 and 2.39% for the year ended December 31, 2024. At December 31, 2025, the securities portfolio represented 16.9% of interest-earning assets and 15.6% of total assets compared to 17.5% of interest-earning assets and 16.2% of total assets at December 31, 2024.

The Company's end-of-period investment portfolio and other short-term investments and stock balances were as follows:

(Dollars in thousands)	December 31, 2025		December 31, 2024	
	Balance	% Securities	Balance	% Securities
U.S. government agency securities	$ 8,466	2.7%	$ 8,061	2.4%
Collateralized mortgage obligations and residential mortgage-backed securities	104,665	33.1 %	109,325	32.8 %
Municipal securities	201,214	63.6 %	214,749	64.4 %
Collateralized debt obligations	1,882	0.6 %	1,419	0.4 %
Total securities available-for-sale	$ 316,227	100.0%	$ 333,554	100.0%

(Dollars in thousands)	December 31, 2025	December 31, 2024	$ Change	% Change
Interest bearing deposits in other financial institutions	$ 101,382	$ 52,047	$ 49,335	94.8%
Fed funds sold	-	654	(654)	(100.0%)
Federal Home Loan Bank stock	6,547	6,547	-	-

The increase in interest bearing deposits in other financial institutions is the result of the timing of loan fundings and payoffs, inflow and outflow of deposits, repurchase agreements and borrowed funds.

Deposits

Deposits are a fundamental and cost-effective source of funds for lending and other investment purposes. The Company offers a variety of products designed to attract and retain customers, with the primary focus on building and expanding relationships.

The Company's end-of-period deposit portfolio balances were as follows:

(Dollars in thousands)	December 31, 2025	December 31, 2024	$ Change	% Change
Checking	$ 592,214	$ 591,487	$ 727	0.1%
Savings	254,055	275,121	(21,066)	(7.7%)
Money market	381,111	333,705	47,406	14.2%
Certificates of deposit	499,591	560,253	(60,662)	(10.8%)
Total deposits	$ 1,726,971	$ 1,760,566	$ (33,595)	(1.9%)

As of December 31, 2025, deposits totaled $1.7 billion, a decrease of $33.6 million or 1.9% compared to December 31, 2024. Core deposits totaled $1.2 billion at December 31, 2025 and on December 31, 2024. Core deposits include checking, savings, and money market accounts and represented 71.1% of the Company's total deposits at December 31, 2025. On December 31, 2025, balances for certificates of deposit totaled $499.6 million, compared to $560.3 million on December 31, 2024, a decrease of $60.7 million or 10.8%. The decrease in deposits is primarily related to a reduction in certificate of deposit activity and planned adjustments to deposit pricing.

Checking account balances increased $727 thousand and interest bearing savings account balances decreased $21.1 million from year end primarily due to decreases in personal statement savings account balances. Money market account balances increased by $47.4 million from year end due to business and retail consumer preferences. Certificates of deposits decreased by $60.7 million primarily reflecting customer prioritization of more liquid deposit products. We strive to maintain balances of personal and business checking and savings accounts through our focus on quality customer service, the desire of customers to deal with a local bank, the convenience of our branch network and the breadth and depth of our product line.

Non-interest bearing demand accounts comprised 15.5% of total deposits at December 31, 2025 and 15.0% of total deposits at December 31, 2024. Interest bearing demand accounts, including money market and savings accounts, comprised 55.6% of total deposits December 31, 2025 and 53.2% at December 31, 2024. Time accounts as a percentage of total deposits were 28.9% at December 31, 2025 and 31.8% at December 31, 2024.

Borrowed Funds

The Company's borrowed funds are primarily used to fund asset growth not supported by deposit generation. The Company's end-of-period borrowing balances were as follows:

(Dollars in thousands)	December 31, 2025	December 31, 2024	$ Change	% Change
Federal funds purchased and repurchase agreements	$ 39,703	$ 40,116	$ (413)	(1.0%)
FHLB advances	45,000	65,000	(20,000)	(30.8%)
Total borrowed funds	$ 84,703	$ 105,116	$ (20,413)	(19.4%)

Total borrowed funds were $84.7 million at December 31, 2025 compared to $105.1 million at December 31, 2024, a decrease of $20.4 million or 19.4%. The decrease in borrowings from December 31, 2024, was the result of the maturity of FHLB advances. As of December 31, 2025, 72% of our deposits are fully FDIC insured, and another 7% are further backed by the Indiana Public Deposit Insurance Fund. The Company's liquidity position remains strong with solid core deposit customer relationships, excess cash, debt securities, and access to diversified borrowing sources. As of December 31, 2025, the Company had available liquidity of $673.9 million including borrowing capacity from the FHLB and Federal Reserve facilities (excluding brokered deposit capacity).

Other assets totaled $34.9 million at December 31, 2025, compared to $43.9 million at December 31, 2024. The decrease in other assets is primarily related to decreased fair value of the Company's interest rate swap contract derivative and a reduction in the deferred tax asset. Accrued expenses and other liabilities totaled $34.8 million at December 31, 2025, compared to $43.6 million at December 31, 2024. The decrease in accrued expenses and other liabilities is primarily the result of a reduction in the fair value of the Company's interest rate swap liability and the related collateral received as well as lower wire transfer settlement balances at December 31, 2025.

Liquidity and Capital Resources

For the Company, liquidity management refers to the ability to generate sufficient cash to fund current loan demand, meet deposit withdrawals, and pay dividends and operating expenses. Because profit and liquidity are often conflicting objectives, management attempts to maximize the Bank's net interest margin by making adequate, but not excessive, liquidity provisions. Furthermore, we seek to manage funds so that future profits will not be significantly impacted as funding costs increase. We seek to maintain diversified sources of liquidity that may be used during the ordinary course of business as well as on a contingency basis.

Our primary sources of liquidity are deposits, principal and interest payments on loans and securities, and proceeds from calls, maturities, and sales of securities, subject to market conditions. While maturities and scheduled amortization of loans and securities are predictable sources of liquidity, deposit flows and loan and securities prepayments are greatly influenced by general interest rates, economic conditions, and competition. Our most liquid assets are unencumbered cash and due from banks and unpledged securities classified as available for sale, which could be liquidated, subject to market conditions. In the future, our liquidity position will be affected by the level of customer deposits and payments, as well as acquisitions, dividends, and share repurchases in which we may engage. For the next twelve months, we believe that our existing cash resources will be sufficient to meet the liquidity and capital requirements of our operations.

Changes in the liquidity position result from operating, investing and financing activities. Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income. The primary investing activities include loan originations, loan repayments, investments in interest bearing balances in other financial institutions, and the purchase, sale, and maturity of investment securities. Financing activities focus almost entirely on the generation of customer deposits. In addition, the Company utilizes borrowings (i.e., repurchase agreements, FHLB advances and federal funds purchased) as a source of funds.

Although customer deposits remain our preferred funding source, maintaining additional sources of liquidity is part of our prudent liquidity risk management practices. We have the ability to borrow from the FHLB. At December 31, 2025, we had four outstanding advances totaling $45 million and the ability to borrow up to $436.0 million from the FHLB. We also have the ability to borrow from the Federal Reserve Bank of Chicago. At December 31, 2025, we had no outstanding balance from the Federal Reserve Bank of Chicago. At December 31, 2025, cash and cash equivalents were $119.6 million and secured borrowing capacity at the Federal Reserve Bank totaled $252.2 million, providing total additional liquidity sources of $673.9 million (excluding brokered deposit capacity).

During the year ended December 31, 2025, cash and cash equivalents increased by $49.1 million compared to a $15.4 million decrease for the year ended December 31, 2024. The primary sources of cash and cash equivalents were sales of loans originated for sale and the net change in loans receivable. The primary uses of cash and cash equivalents were loan originations of loans held for sale and the net change in deposits. Cash provided by operating activities totaled $9.9 million for the year ended December 31, 2025, compared to cash provided of $10.0 million for the year ended December 31, 2024. Cash used in operating activities was primarily a result of net income and sale of loans originated for sale offset by loans originated for sale and net change in accrued expenses and other liabilities. Cash provided by investing activities totaled $94.9 million for the current period, compared to cash provided in investing activities of $43.0 million for the year ended December 31, 2024. Cash provided by investing activities for the current year period was primarily related to net change in loans receivable and proceeds from the sale of securities available-for-sale. Cash used in financing activities totaled $55.7 million during the current period compared to net cash used in financing activities of $68.0 million for the year ended December 31, 2024. The net cash used in financing activities was primarily the result of net change in deposits and proceeds and repayments of borrowed funds. On a cash basis, the Company paid dividends on common stock of $1.6 million for the year ended December 31, 2025, and $2.1 million for the year ended December 31, 2024.

At December 31, 2025, outstanding commitments to fund loans totaled $269.2 million. Approximately 60.1% of the commitments were at variable rates. Standby letters of credit, which are conditional commitments issued by the Company to guarantee the performance of a customer to a third-party, totaled $15.2 million at December 31, 2025. Management believes that the Company has sufficient cash flow and borrowing capacity to fund all outstanding commitments and letters of credit, while maintaining proper levels of liquidity.

Management strongly believes that maintaining a high level of capital enhances safety and soundness. During the year ended December 31, 2025, stockholders' equity increased by $23.2 million or 15.4%. During the year ended December 31, 2025, stockholders' equity was primarily increased by net income of $8.1 million and other comprehensive income as the result of market value changes within the securities portfolio of $16.4 million offset by dividends declared of $1.6 million. On April 24, 2014, the Company's Board of Directors authorized a stock repurchase program to repurchase up to 50,000 shares of the Company's outstanding common stock, from time to time and subject to market conditions, on the open market or in privately negotiated transactions. The stock repurchase program does not expire and is only limited by the number of shares that can be purchased. The stock repurchase program will be reviewed annually by the Board of Directors. No shares were repurchased under the program during the year of 2025 or 2024. During 2025, 17,722 restricted stock shares vested under the Plan outlined in Note 10 of the consolidated financial statements, of which 5,439 of these shares were withheld in the form of a net surrender to cover the withholding tax obligations of the vesting employees. The repurchase of these surrendered shares is considered outside of the scope of the formal board approved stock repurchase program.

In addition, the following table shows that, at December 31, 2025 and December 31, 2024, the Bank's capital exceeded all applicable regulatory capital requirements as set forth in 12 C.F.R. § 324.

(Dollars in thousands) December 31, 2025	Actual		Minimum Required For Capital Adequacy Purposes		Minimum Required To Be Well Capitalized Under Prompt Corrective Action Regulations	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Common equity tier 1 capital to risk-weighted assets	$ 186,214	11.86%	$ 70,626	4.50%	$ 102,016	6.50%
Tier 1 capital to risk-weighted assets	$ 186,214	11.86%	$ 94,168	6.00%	$ 125,558	8.00%
Total capital to risk-weighted assets	$ 205,472	13.09%	$ 125,558	8.00%	$ 156,947	10.00%
Tier 1 leverage ratio	$ 186,214	8.93%	$ 83,379	4.00%	$ 104,223	5.00%

(Dollars in thousands)	Actual		Minimum Required For Capital Adequacy Purposes		Minimum Required To Be Well Capitalized Under Prompt Corrective Action Regulations	
December 31, 2024	Amount	Ratio	Amount	Ratio	Amount	Ratio
Common equity tier 1 capital to risk-weighted assets	$ 179,625	11.26%	$ 71,771	4.50%	$ 103,670	6.50%
Tier 1 capital to risk-weighted assets	$ 179,625	11.26%	$ 95,695	6.00%	$ 127,594	8.00%
Total capital to risk-weighted assets	$ 194,499	12.19%	$ 127,594	8.00%	$ 159,492	10.00%
Tier 1 leverage ratio	$ 179,625	8.47%	$ 84,854	4.00%	$ 106,068	5.00%

The Company's ability to pay dividends to its shareholders is largely dependent upon the Bank's ability to pay dividends to the Company. Under Indiana law, the Bank may pay dividends from its undivided profits (generally, earnings less losses, bad debts, taxes and other operating expenses) as is considered expedient by the Bank's Board of Directors. However, the Bank must obtain the approval of the DFI if the total of all dividends declared by the Bank during the current year, including the proposed dividend, would exceed the sum of retained net income for the year to date plus its retained net income for the previous two years. For this purpose, "retained net income," means net income as calculated for call report purposes, less all dividends declared for the applicable period. An exemption from DFI approval would require that the Bank have been assigned a composite uniform financial institutions rating of 1 or 2 as a result of the most recent federal or state examination; the proposed dividend would not result in a Tier 1 leverage ratio below 7.5%; and that the Bank not be subject to any corrective action, supervisory order, supervisory agreement, or board approved operating agreement. In addition, under the terms of the MOU, the Bank must seek regulatory approval prior to paying cash dividends. See "– Recent Developments Regarding the Company and the Bank – Memorandum of Understanding" above. Moreover, the FDIC and the Federal Reserve Board may prohibit the payment of dividends if it determines that the payment of dividends would constitute an unsafe or unsound practice in light of the financial condition of the Bank. Assuming receipt of regulatory approval for all cash dividends declared by the Bank under the terms of the MOU, the aggregate amount of dividends that the Bank was eligible to declare in 2025, without the need for qualifying for a further exemption or prior DFI approval under the terms of Indiana law described above, was its 2025 net income. On December 3, 2025, the Board of Directors of the Company declared the most recent quarterly dividend of $0.12 per share. The Company's quarterly dividend was paid to shareholders on December 30, 2025 to shareholders of record on December 17, 2025.

Results of Operations - Comparison of 2025 to 2024

For the year ended December 31, 2025, the Company reported net income of $8.1 million, a decrease of $4.0 million (33.3%) compared to $12.1 million for the year ended December 31, 2024. For the year ended December 31, 2025, the ROA was 0.39%, compared to 0.58% for the year ended December 31, 2024. The ROE was 5.10% for the year ended December 31, 2025, compared to 8.06% for the year ended December 31, 2024. The decrease in net income and rates of return as compared to 2024 was primarily due to a strategic initiative involving a sale-leaseback transaction completed in 2024 which resulted in a pre-tax non-interest income gain of approximately $11.8 million.

Net interest income for the year ended December 31, 2025, was $56.7 million, an increase of $8.3 million (17.1%), compared to $48.4 million for the year ended December 31, 2024. The weighted-average yield on interest-earning assets was 4.85% for the year ended December 31, 2025 compared to 4.67% for the year ended December 31, 2024. The weighted-average cost of interest-bearing liabilities for the year ended December 31, 2025, was 2.23% compared to 2.56% for the year ended December 31, 2024. The impact of the 4.85% return on interest-earning assets and the 2.23% cost of interest-bearing liabilities resulted in an interest rate spread of 2.62% for the year ended December 31, 2025, an increase from the 2.11% spread for the year ended December 31, 2024. The Company's net interest margin on a tax-equivalent basis was 3.14% for the year ended December 31, 2025, compared to 2.68% for the year ended December 31, 2024. The Company believes that it is a standard practice in the banking industry to present net interest margin and net interest income on a fully-taxable equivalent basis, as these measures provide useful information to make peer comparisons. Tax adjusted net interest margin represents a non-GAAP financial measure. See the non-GAAP reconciliation table immediately below and the section captioned "Non-GAAP Financial Measures" for further disclosure regarding non-GAAP financial measures.

(Dollars in thousands)	Year Ended December 31,			
	2025		**2024**	
Calculation of net interest margin, tax-equivalent basis				
Net interest income	$	56,743	$	48,447
Tax-equivalent adjustment on securities and loans		2,636		2,728
Net interest income (tax-equivalent basis)	$	59,379	$	51,175
Total average interest earning assets	$	1,891,348	$	1,909,915
Net interest margin (tax-equivalent basis)		3.14 %		2.68%

The increased net interest income and net interest margin for the year ended December 31, 2025, was primarily the result of reduced deposit and borrowing costs as a result of the Federal Reserve's reduction of federal funds rates year over year and increased loan yields as commercial loans mature and/or reprice.

The following table shows the change in non-interest income for the year ended December 31, 2025, and December 31, 2024.

(Dollars in thousands)	Year Ended December 31,				12/31/2025 vs. 12/31/2024		
	2025		**2024**		**$ Change**		**% Change**
Non-interest income:							
Fees and service charges	$	5,387	$	5,312	$	75	1.4 %
Wealth management operations		2,733		2,855		(122)	(4.3)%
Gain (loss) on tax credit investment		90		1,236		(1,146)	(92.7)%
Gain (loss) on sale of loans held-for-sale, net		1,219		1,138		81	7.1 %
Gain (loss) on sale of securities, net		(1,577)		(531)		(1,046)	197.0 %
Bank owned life insurance		1,379		812		567	69.8 %
Gain (loss) on sale of property and equipment		(55)		11,661		(11,716)	(100.5)%
Other		122		164		(42)	(25.6)%
Total non-interest income	$	9,298	$	22,647	$	(13,349)	(58.9%)

The decrease in non-interest income was primarily due to 2025 and 2024 strategic initiatives. On February 22, 2024, a sale-leaseback transaction was completed and resulted in a pre-tax non-interest income gain of approximately $11.8 million. In the fourth quarter of 2025, the Bank incurred $1.6 million in securities losses due to the sale of securities with a market value of $26.6 million to improve future profitability, deleverage the balance sheet through a reduction in borrowings outstanding, and further benefit regulatory capital ratios in subsequent periods.

The following table shows the change in non-interest expense for the year ended December 31, 2025, and December 31, 2024.

(Dollars in thousands)	Year Ended December 31,		12/31/2025 vs. 12/31/2024	
	2025	2024	$ Change	% Change
Non-interest expense:				
Compensation and benefits	$ 29,588	$ 27,737	$ 1,851	6.7 %
Occupancy and equipment	8,161	8,250	(89)	(1.1)%
Data processing	4,961	4,672	289	6.2 %
Marketing	787	799	(12)	(1.5)%
Federal deposit insurance premiums	1,720	1,790	(70)	(3.9)%
Professional and outside services	4,226	5,405	(1,179)	(21.8)%
Technology	2,069	2,243	(174)	(7.8)%
Other	6,624	7,246	(622)	(8.6)%
Total non-interest expense	$ 58,136	$ 58,142	$ (6)	— %

Decreases in non-interest expenses during the year ended December 31, 2025, were primarily attributable to non-recurring professional and outside service expenses occurring during 2024 which were associated with the implementation of the corrective actions set forth in the now terminated Consent Order and sale leaseback transaction, as well as lower other costs in 2025 due to the decrease in core deposit intangible expense. This decrease in non-interest expense was primarily offset by increases in compensation and benefit expense driven by annual merit-based increases.

The provision for income taxes was $23 thousand for the year ended December 31, 2025 as compared to the provision of $1.3 million for the year ended December 31, 2024. The effective tax rate was 0.3% for the year ended December 31, 2025, as compared to 9.8% for the year ended December 31, 2024. The Company's year-to-date effective tax rate for the year ended December 31, 2025 decreased primarily due to a decrease in pre-tax income.

Critical Accounting Policies

Critical accounting policies are those accounting policies that management believes are most important to the portrayal of the Company’s financial condition and that require management’s most difficult, subjective or complex judgments. The Company’s most critical accounting policies are summarized below. Other accounting policies, including those related to the fair values of financial instruments and the status of contingencies, are summarized in Note 1 to the Company’s consolidated financial statements.

Allowance for credit losses – The Company maintains an allowance for credit losses to reflect management's estimate of expected credit losses over the contractural life of the loan portfolio. The ACL is increased by the provision for credit losses, and decreased by charge-offs net of recoveries. The determination of the ACL and provision for credit losses is based upon management’s evaluation of the credit quality of the loan portfolio, considering relevant internal and external information including past events, current conditions, and reasonable and supportable forecasts that affect collectibility. The methodology used to determine the ACL includes a disciplined and consistently applied quarterly process that combines a review of the current portfolio with a risk assessment analysis. Factors considered in the evaluation include national and local economic trends, current year loan portfolio growth and changes in portfolio mix, and trends in loan delinquencies and loan charge-off activity. Particular attention is given to non-accruing loans and accruing loans past due 90 days or more, and loans that have been classified as substandard, doubtful, or loss. Changes in the provision for credit losses are directionally consistent with changes in observable credit risk indicators.

Commercial and industrial, and commercial real estate loans that exhibit credit weaknesses and loans that have been classified as impaired are subject to an individual review. Where appropriate, ACL allocations are made to these loans based on management’s assessment of financial position, current cash flows, collateral values, financial strength of guarantors, industry trends, and economic conditions. ACL allocations for homogeneous loans, such as residential mortgage loans and consumer loans, are based on historical charge-off activity and current delinquency trends. Management has allocated general reserves to both performing and non- performing loans based on historical data and current information available.

Risk factors for non-performing and internally classified loans are based on an analysis of either the projected discounted cash flows or the estimated collateral liquidation value for individual loans defined as substandard or doubtful.

Estimated collateral liquidation values are based on established loan underwriting standards and adjusted for current mitigating factors on a loan-by-loan basis. Aggregate substandard loan collateral deficiencies are determined for residential, commercial real estate, commercial business, and consumer loan portfolios. These deficiencies are then stated as a percentage of the total substandard balances to determine the appropriate risk factors.

Risk factors for performing and non-classified loans are based on a weighted average of net charge-offs for the most recent three years, which are then stated as a percentage of average loans for the same period. Historical risk factors are calculated for residential, commercial real estate, commercial business, and consumer loans. The three year weighted average historical factors are then adjusted for current subjective risks attributable to: regional and national economic factors; loan growth and changes in loan composition; organizational structure; composition of loan staff; loan concentrations; policy changes and out of market lending activity.

The risk factors are applied to these types of loans to determine the appropriate level for the ACL. Adjustments may be made to these allocations that reflect management's judgment on current conditions, delinquency trends, and charge-off activity. Based on the above discussion, management believes that the ACL is currently adequate, but not excessive, given the risk inherent in the loan portfolio.

Non-GAAP Financial Measures

This filing includes certain financial measures that are identified as non-GAAP, including adjusted net interest income and tax adjusted net interest margin. The Company's provides these non-GAAP performance measures because they are used by management to evaluate and measure the Company's performance, which the Company believes also is useful to assist investors in assessing the Company's operating performance. Where non-GAAP financial measures are used in this report, the most comparable GAAP measure, as well as the reconciliation to the most comparable GAAP measure, can be found in the tables referenced herein.

The adjusted net interest income and tax-adjusted net interest margin measures recognize the income tax savings when comparing taxable and tax-exempt assets. Interest income and yields on tax-exempt securities and loans are presented using the current federal income tax rate of 21%. Management believes that it is standard practice in the banking industry to present net interest income and net interest margin on a fully tax-equivalent basis and that it may enhance comparability for peer comparison purposes.

Although these non-GAAP financial measures are frequently used by investors to evaluate a financial institution's business and performance, they have limitations as analytical tools and should not be considered in isolation, or as a substitute for analyses of results as reported under GAAP. In addition, these non-GAAP financial measures may differ from those used by other financial institutions to assess their business operations and performance.

Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. The primary assets and liabilities of the Company are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or magnitude as the prices of goods and services.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Market Risk and Interest Rate Sensitivity

General

Market risk represents the risk of loss due to changes in market values of assets and liabilities. The Company incurs market risk in the normal course of business through exposures to market interest rates, equity prices, and credit spreads. As of December 31, 2025, the Company has identified interest rate risk as our primary source of market risk.

Interest Rate Risk

Interest rate risk is the risk to earnings and value arising from changes in market interest rates. Interest rate risk arises from timing differences in the repricings and maturities of interest-earning assets and interest-bearing liabilities (repricing risk), changes in the expected maturities of assets and liabilities arising from embedded options, such as borrowers' ability to prepay home mortgage loans at any time and depositors' ability to redeem certificates of deposit before maturity (option risk), changes in the shape of the yield curve where interest rates increase or decrease in a nonparallel fashion (yield curve risk), and changes in spread relationships between different yield curves, such as U.S. Treasuries and SOFR (basis risk).

The Company's Board of Directors establishes broad policy limits with respect to interest rate risk. As part of this policy, the Asset Liability Committee establishes specific operating guidelines within the parameters of the Board of Director's policies. In general, the ALCO focuses on ensuring a stable and steadily increasing flow of net interest income through managing the size and mix of the balance sheet. The management of interest rate risk is an active process which encompasses monitoring loan and deposit flows complemented by investment and funding activities. Effective management of interest rate risk begins with understanding the dynamic characteristics of assets and liabilities and determining the appropriate interest rate risk posture given business forecasts, management objectives, market expectations, and policy constraints.

An asset sensitive position refers to a balance sheet position in which an increase in short-term interest rates is expected to generate higher net interest income, as rates earned on our interest-earning assets would reprice upward more quickly than rates paid on our interest-bearing liabilities, thus expanding our net interest margin. Conversely, a liability sensitive position refers to a balance sheet position in which an increase in short-term interest rates is expected to generate lower net interest income, as rates paid on our interest-bearing liabilities would reprice upward more quickly than rates earned on our interest-earning assets, thus compressing our net interest margin.

Interest rate risk measurement is calculated and reported to the ALCO at least quarterly. The information reported includes period-end results and identifies any policy limits exceeded, along with an assessment of the policy limit breach and the action plan and timeline for resolution, mitigation, or assumption of the risk.

Evaluation of Interest Rate Risk

We use income simulations, an analysis of core funding utilization, and EVE at Risk simulations as our primary tools in measuring and managing interest rate risk. These tools are utilized to quantify the potential earnings impact of changing interest rates over a 12-month simulation horizon (income simulations) as well as identify expected earnings trends given longer term rate cycles (long term simulations, core funding utilizations, and EVE at Risk simulation). A standard gap report and funding matrix will also be utilized to provide supporting detailed information on the expected timing of cashflow and repricing opportunities.

There are an infinite number of potential interest rate scenarios, each of which can be accompanied by differing economic, political, and regulatory climates; can generate multiple differing behavior patterns by markets, borrowers, depositors, and other market participants; and can last for varying degrees of time. Therefore, by definition, interest rate risk sensitivity cannot be predicted with certainty. Accordingly, the Company's interest rate risk measurement philosophy focuses on maintaining an appropriate balance between theoretical and practical scenarios; especially given the primary objective of the Company's overall asset/liability management process is to facilitate meaningful strategy development and implementation.

Therefore, we model a set of interest rate scenarios capturing the financial effects of a range of plausible rate scenarios, the collective impact of which will enable the Company to clearly understand the nature and extent of its sensitivity to interest rate changes. Doing so necessitates an assessment of rate changes over varying time horizons and of varying/ sufficient degrees such that the impact of embedded options within the balance sheet are sufficiently examined.

We utilize a simulation model as our primary tool to assess the direction and magnitude of variations in net interest income and EVE at Risk resulting from potential changes in market interest rates. Key assumptions in the model, which we believe are reasonable but which may have a significant impact on results, include: (i) the timing of changes in interest rates; (ii) shifts or rotations in the yield curve; (iii) re-pricing characteristics for market-rate-sensitive instruments; (iv) varying loan prepayment speeds for different interest rate scenarios; and (v) the overall growth and mix of assets and liabilities.

We forecast the next twelve months of net interest income under an assumed environment of gradual changes in market interest rates under various scenarios. The resulting change in net interest income is an indication of the sensitivity of our earnings to directional changes in market interest rates. The simulation also measures the change in EVE at Risk, or the net present value of our assets and liabilities, under an immediate shift, or shock, in interest rates under various scenarios, as calculated by discounting the estimated future cash flows using market-based discount rates.

The following table shows the impact of changes in interest rates on net interest income over the next twelve months and EVE at Risk based on our balance sheet as of December 31, 2025 (dollars in millions):

Interest Rate Scenario	EVE at Risk		Percent Change	Net interest income		Percent Change
+400 Bps	$	244	-30.8%	$	64.8	0.1%
+300 Bps	$	286	-18.7%	$	65.7	1.5%
+200 Bps	$	324	-7.9%	$	66.0	1.9%
+100 Bps	$	345	-2.0%	$	65.5	1.2%
No change	$	352	0.0%	$	64.8	0.0%
-100 Bps	$	342	-2.7%	$	64.3	-0.7%
-200 Bps	$	321	-8.8%	$	64.1	-1.1%
-300 Bps	$	287	-18.6%	$	63.7	-1.7%
-400 Bps	$	236	-33.1%	$	62.3	-3.8%

If interest rates across the yield curve were to uniformly decrease, this analysis suggests the Bank may be positioned for relatively neutral to modestly negative changes in net interest income over the next twelve months. If interest rates across the yield curve were to uniformly increase by approximately 100 to 300 basis points, this analysis suggests we would experience positive impact to net interest income over the next twelve months. If interest rates across the yield curve were to uniformly increase by a more material amount (400 basis points and above), the analysis suggests we would shift into more neutral impacts to net interest income over the next twelve months.

We also forecast the impact of immediate and parallel interest rate shocks on net interest income under various scenarios to measure the sensitivity of our earnings under extreme conditions.

In addition to changes in interest rates, the level of future net interest income is also dependent on a number of other variables, including: the growth, composition and absolute levels of loans, deposits, and other earning assets and interest-bearing liabilities; economic and competitive conditions; potential changes in lending, investing and deposit gathering strategies; and client preferences.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Stockholders, Board of Directors, and Audit Committee
Finward Bancorp
Munster, Indiana

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Finward Bancorp (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income (loss), changes in stockholders' equity, and cash flows for each of the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses

As discussed in Note 1 to the consolidated financial statements, the Company's loan portfolio totaled $1.5 billion as of December 31, 2025, and the associated allowance for credit losses ("ACL") on loans was $17.5 million. As discussed in Notes 1 and 3 to the consolidated financial statements, the Company measures expected credit losses for loans on a collective pooled basis when similar risk characteristics exist using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical peer data provides the basis for the estimation of expected credit losses. Management also considers further adjustments to historical loss information for current conditions and reasonable and supportable forecasts that differ from the conditions that exist for the period over which historical information is evaluated as well as other changes in qualitative factors not inherently considered in the quantitative analyses. The resulting qualitative adjustments are applied to the relevant collectively evaluated loan pools.

We have identified the ACL, and more specifically the qualitative adjustment for the existence, growth, and effect of any concentrations of credit applied in the ACL, as a critical audit matter. The principal consideration for our determination is the high degree of judgment and subjectivity in auditing the assumptions utilized by management in calculating the qualitative reserve. This required a high degree of judgement due to the nature and extent of audit evidence and effort required to address this matter.

The primary procedures we performed related to this critical audit matter included:

- Obtained an understanding and evaluated the design of controls over the Company's process for establishing the qualitative adjustments used in the ACL, including the key assumptions used to develop the qualitative adjustments applied to the ACL.
- Evaluated the relevancy and reliability of key data and assumptions used to derive the qualitative factors, specifically the existence, growth, and effect of any concentrations of credit factor, including considering the key data's completeness and accuracy within the model.
- Evaluated the mathematical accuracy of the application of qualitative factors within the model.
- Evaluated the reasonableness of the overall ACL amount, including the qualitative component, and whether the recorded ACL appropriately reflects expected credit losses on the loan portfolio. We reviewed historical loss statistics and peer-bank information and considered whether they corroborate or contradict the Company's measurement of the ACL.

/s/ Forvis Mazars, LLP

We have served as the Company's auditor since 2021.

Indianapolis, Indiana
March 25, 2026

Finward Bancorp

Consolidated Balance Sheets

(Dollars in thousands)	December 31, 2025		December 31, 2024	
ASSETS				
Cash and non-interest bearing deposits in other financial institutions	$	18,265	$	17,883
Interest bearing deposits in other financial institutions		101,382		52,047
Federal funds sold		-		654
Total cash and cash equivalents		119,647		70,584
Securities available-for-sale		316,227		333,554
Loans held-for-sale		1,096		1,253
Loans receivable, net of deferred fees and costs		1,450,387		1,508,976
Less: Allowance for credit losses		(17,506)		(16,911)
Net loans receivable		1,432,881		1,492,065
Federal Home Loan Bank stock		6,547		6,547
Accrued interest receivable		7,781		7,721
Premises and equipment		44,976		47,259
Cash value of bank owned life insurance		33,586		33,514
Goodwill		22,395		22,395
Other intangible assets		1,172		1,860
Other assets		34,873		43,947
Total assets	$	2,021,181	$	2,060,699
LIABILITIES AND STOCKHOLDERS' EQUITY				
Deposits:				
Non-interest bearing	$	267,441	$	263,324
Interest bearing		1,459,530		1,497,242
Total		1,726,971		1,760,566
Federal funds purchased and repurchase agreements		39,703		40,116
Borrowed funds		45,000		65,000
Accrued expenses and other liabilities		34,844		43,603
Total liabilities		1,846,518		1,909,285
Commitments and contingencies				
Stockholders' Equity:				
Preferred stock, no par or stated value; 10,000,000 shares authorized, none outstanding		-		-
Common stock, no par or stated value; 10,000,000 shares authorized; shares issued and outstanding: December 31, 2025 - 4,326,747 December 31, 2024 - 4,313,698		-		-
Additional paid-in capital		70,331		70,034
Accumulated other comprehensive loss		(41,662)		(58,084)
Retained earnings		145,994		139,464
Total stockholders' equity		174,663		151,414
Total liabilities and stockholders' equity	$	2,021,181	$	2,060,699

See accompanying notes to consolidated financial statements.

Finward Bancorp
Consolidated Statements of Income

(Dollars in thousands, except per share data)	Year Ended December 31, 2025	Year Ended December 31, 2024
Interest income:		
Loans receivable	$ 80,337	$ 77,515
Securities	7,819	8,250
Other interest earning assets	3,607	3,413
Total interest income	91,763	89,178
Interest expense:		
Deposits	31,426	35,162
Federal funds purchased and repurchase agreements	1,430	1,600
Borrowed funds	2,164	3,969
Total interest expense	35,020	40,731
Net interest income	56,743	48,447
Provision for (benefit from) credit losses	(205)	(503)
Net interest income after provision for credit losses	56,948	48,950
Non-interest income:		
Fees and service charges	5,387	5,312
Wealth management operations	2,733	2,855
Gain (loss) on tax credit investment	90	1,236
Gain (loss) on sale of loans held-for-sale, net	1,219	1,138
Gain (loss) on sale of securities, net	(1,577)	(531)
Bank owned life insurance	1,379	812
Gain (loss) on sale of property and equipment	(55)	11,661
Other	122	164
Total non-interest income	9,298	22,647
Non-interest expense:		
Compensation and benefits	29,588	27,737
Occupancy and equipment	8,161	8,250
Data processing	4,961	4,672
Marketing	787	799
Federal deposit insurance premiums	1,720	1,790
Professional and outside services	4,226	5,405
Technology	2,069	2,243
Other	6,624	7,246
Total non-interest expense	58,136	58,142
Income before income tax expense	8,110	13,455
Income tax expense (benefit)	23	1,325
Net income	$ 8,087	$ 12,130
Earnings per common share:		
Basic	$ 1.89	$ 2.85
Diluted	$ 1.88	$ 2.84
Dividends declared per common share	$ 0.36	$ 0.48

See accompanying notes to consolidated financial statements.

Finward Bancorp
Consolidated Statements of Comprehensive Income (Loss)

(Dollars in thousands)	Year Ended December 31	
	2025	2024
Net income	$ 8,087	$ 12,130
Unrealized gains (losses) on securities available for sale:		
Unrealized gains (losses) arising during the period	20,038	(9,042)
Less: reclassification adjustment for gains (losses) included in net income	(1,577)	(531)
Changes in unrealized gains (losses) on securities available for sale	21,615	(8,511)
Less: tax expense (benefit)	5,193	(2,040)
Other comprehensive income (loss), net of tax	16,422	(6,471)
Comprehensive income (loss), net of tax	$ 24,509	$ 5,659

See accompanying notes to consolidated financial statements.

Finward Bancorp
Consolidated Statements of Changes in Stockholder's Equity

(Dollars in thousands, except per share data)	Common Stock		Additional Paid-in Capital		Accumulated Other Comprehensive (Loss)/Income		Retained Earnings		Total Stockholders' Equity	
Balance at January 1, 2024	$	-	$	69,555	$	(51,613)	$	129,403	$	147,345
Net income		-		-		-		12,130		12,130
Other comprehensive income (loss), net of tax		-		-		(6,471)		-		(6,471)
Net surrender value of 3,485 restricted stock awards		-		(86)		-		-		(86)
Stock-based compensation expense		-		565		-		-		565
Cash dividends, $0.48 per share		-		-		-		(2,069)		(2,069)
Balance at December 31, 2024	$	-	$	70,034	$	(58,084)	$	139,464	$	151,414
Balance at January 1, 2025	$	-	$	70,034	$	(58,084)	$	139,464	$	151,414
Net income		-		-		-		8,087		8,087
Other comprehensive income (loss), net of tax		-		-		16,422		-		16,422
Net surrender value of 5,439 restricted stock awards		-		(150)		-		-		(150)
Stock-based compensation expense		-		447		-		-		447
Cash dividends, $0.36 per share		-		-		-		(1,557)		(1,557)
Balance at December 31, 2025	$	-	$	70,331	$	(41,662)	$	145,994	$	174,663

See accompanying notes to consolidated financial statements.

Finward Bancorp
Consolidated Statements of Cash Flows

| | Year ended December 31, | |
	2025	2024
(Dollars in thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 8,087	$ 12,130
Adjustments to reconcile net income to net cash provided by operating activities:		
Origination of loans for sale	(40,875)	(36,779)
Sale of loans originated for sale	42,275	36,955
Depreciation and amortization, net of accretion	6,191	7,291
Deferred tax expense (benefit)	(556)	645
Stock based compensation expense	447	565
Cash payments for lease liabilities	(1,603)	(1,360)
(Gain) loss on sale of securities, net	1,577	531
(Gain) loss on tax credit investment	(90)	(1,236)
(Gain) loss on sale of loans held-for-sale, net	(1,252)	(1,091)
(Gain) loss on sale of property and equipment	55	(11,661)
(Gain) loss on sale of foreclosed real estate	-	(1)
(Increase) decrease of cash value of bank owned life insurance	(835)	(812)
(Gain) loss on death benefits of bank-owned life insurance	(544)	-
(Gain) loss on derivatives	33	(47)
Provision for (benefit from) credit losses	(205)	(503)
Change in:		
Interest receivable	(60)	324
Interest payable	(337)	(2,445)
Other assets	3,425	3,502
Accrued expenses and other liabilities	(5,832)	3,797
Total adjustments	1,814	(2,325)
Net cash provided by (used in) operating activities	9,901	9,805
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from maturities and pay downs of securities available-for-sale	11,431	12,653
Proceeds from sales of securities available-for-sale	24,519	14,697
Net change in loans receivable	57,654	764
Purchase of premises and equipment	(853)	(3,074)
Proceeds from sale of premises and equipment	819	17,677
Proceeds from sale of foreclosed real estate	-	72
Proceeds from death benefits of bank owned life insurance	1,307	-
Net cash provided by (used in) investing activities	94,877	42,789
CASH FLOWS FROM FINANCING ACTIVITIES:		
Change in deposits	(33,595)	(52,855)
Proceeds from borrowed funds	40,000	150,000
Repayment of borrowed funds	(60,000)	(165,000)
Net surrender value of restricted stock awards	(150)	(86)
Change in federal funds purchased and repurchase agreements	(413)	1,992
Dividends paid	(1,557)	(2,069)
Net cash provided by (used in) financing activities	(55,715)	(68,018)
Net change in cash and cash equivalents	49,063	(15,424)
Cash and cash equivalents at beginning of period	70,584	86,008
Cash and cash equivalents at end of period	$ 119,647	$ 70,584
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the period for:		
Interest	$ 35,303	$ 43,178
Income taxes	150	415
Noncash activities:		
Dividends declared not paid	-	518
Right-of-use asset obtained in exchange for lease liability	-	16,140
Loans transferred to other real estate owned	89	-

See accompanying notes to consolidated financial statements.

Note 1 - Summary of Significant Accounting Policies

Principles of Consolidation – The consolidated financial statements include Finward Bancorp and Peoples Bank, and the Bank's wholly owned subsidiaries, Peoples Service Corporation, NWIN, LLC, NWIN Funding, Incorporated, and Columbia Development Company, LLC. The Company's business activities include being a holding company for the Bank. The Company's earnings are dependent upon the earnings of the Bank. Peoples Service Corporation provides insurance and annuity investments to the Bank's wealth management customers. NWIN, LLC is located in Las Vegas, Nevada and serves as the Bank's investment subsidiary and parent of a real estate investment trust, NWIN Funding, Inc. NWIN Funding, Inc. was formed as an Indiana Real Estate Investment Trust. The formation of NWIN Funding, Inc. provides the Company with a vehicle that may be used to raise capital utilizing portfolio mortgages as collateral, without diluting stock ownership. In addition, NWIN Funding, Inc. receives favorable state tax treatment for income generated by its operations. Columbia Development Company is a limited liability company that serves to hold certain real estate properties that are acquired through foreclosure. All significant inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates – Preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period, as well as the disclosures provided. Actual results could differ from those estimates. Estimates associated with the allowance for credit losses are particularly susceptible to material change in the near term.

Concentrations of Credit Risk – The Company grants residential, commercial real estate, commercial business and installment loans to customers primarily in Lake County, in northwest Indiana, and Cook County, in northeast Illinois. The Company is also an active lender in Porter County, and to a lesser extent, LaPorte, Newton and Jasper counties in Indiana; and DuPage, Lake, and Will counties in Illinois. Substantially all loans are secured by specific items of collateral including residences, commercial real estate, land development, business assets and consumer assets.

Cash Flow Reporting – For purposes of the statements of cash flows, the Company considers cash on hand, noninterest bearing deposits in other financial institutions, all interest bearing deposits in other financial institutions with original maturities of 90 days or less, and federal funds sold to be cash and cash equivalents. The Company reports net cash flows for customer loan and deposit transactions and short-term borrowings with maturities of 90 days or less.

Securities – The Company classifies securities into held-to-maturity, available-for-sale, or trading categories. Held-to-maturity securities are those which management has the positive intent and the Company has the ability to hold to maturity, and are reported at amortized cost. Available-for-sale securities are those the Company may decide to sell if needed for liquidity, asset-liability management or other reasons. Available-for-sale securities are reported at fair value, with unrealized gains and losses reported in other comprehensive (loss) income, net of tax. At December 31, 2025, and 2024, all of the Company's securities were classified as available-for-sale. The Company does not have a held-to-maturity or trading portfolio. Realized gains and losses resulting from the sale of securities recorded on the trade date are computed by the specific identification method. Interest and dividend income, adjusted by amortization of premiums or discounts on a level yield method, are included in earnings.

If the fair value of an available-for sale debt security is less than its amortized cost basis, the Company evaluates whether the decline in fair value is attributable to credit-related factors or other factors. If the Company intends to sell the security or it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, the entire unrealized loss is recognized in earnings. If neither condition exists, the Company evaluates whether a credit loss exists. Credit-related losses are recognized through an allowance for credit losses, limited to the amount by which amortized cost exceeds the fair value, with a corresponding change to provision for credit losses. Any non-credit related unrealized losses are recognized in other comprehensive income. Amounts are written off against the allowance when management determines that all or a portion of the security is uncollectible.

The Company evaluates AFS securities in an unrealized loss position on a quarterly basis to determine whether a credit loss exists. This approach allowed the Company to retain the amortized cost basis of the securities following adoption of the current expected credit loss model. The Company has $173 thousand of previously recorded credit impairment on collateralized debt obligations. The Company believes this continues to represent the expected credit losses of the amortized cost basis, therefore, has established an ACL for AFS debt securities. The ACL is monitored quarterly and is measured by evaluating the present value of cash flows as compared to the amortized cost basis of the security. To the extent that there are improvements in credit related to these securities, the ACL will be reduced to account for the improvements. If any improvements in credit exceed the amount of previously reduced amortized cost bases, recoveries will be recorded through the income statement in the period received. The allowance for collateralized debt credit losses was at $173 thousand at December 31, 2025 and December 31, 2024.

Loans Held-for-Sale – Loans held for sale generally consist of mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined by outstanding commitments from investors. Gains and losses are recognized through non-interest income. Net unrealized losses, if any, are recorded as a valuation allowance that is also charged to non-interest income.

Loans and Loan Interest Income – Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, and net deferred loan fees and costs. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments. The accrual of interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Consumer loans are typically charged-off no later than when they reach 120 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual status or charged-off at an earlier date if collection of principal or interest is considered doubtful.

Generally, interest accrued but not received for loans placed on nonaccrual status is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for credit losses – The allowance for credit losses is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged off against the allowance when management believes uncollectability of the loan is confirmed. Expected recoveries do not exceed the aggregate of amounts previously charged off and expected to be charged off.

Management estimates the allowance balance using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. The allowance for credit losses is measured on a collective (segment) basis when similar risk characteristics exist. Segments generally reflect underlying collateral categories as well taking into consideration the risk ratings and unguaranteed balance of small business loans. Management considers various economic scenarios in its forecast when evaluating economic indicators and weighs the various scenarios to arrive at the forecast that most reflects management's expectation of future conditions. After a two-year forecast period, a two-year reversion period adjusts loss experience to the historical average on a straight-line basis. Model results are supplemented by qualitative adjustments for risk factors relevant in assessing the expected credit losses within the portfolio segments. These adjustments may increase or decrease the estimate of expected credit losses based upon the assessed level of risk for each qualitative factor.

Loans that do not share risk characteristics are evaluated on an individual basis. Loans evaluated individually are not also included in the collective evaluation. When management determines that foreclosure is probable, expected credit losses are based on the fair value of the collateral, adjusted for undiscounted selling costs as appropriate. When the discounted cash flow method is used to determine the allowance for credit losses, management does not adjust the effective interest rate used to discount expected cash flows to incorporate expected prepayments.

Expected credit losses are estimated over the contractual term of the loans, adjusted for expected prepayments when appropriate. The contractual term excludes expected extensions, renewals, and modifications unless the extension or renewal options are included in the original or modified contract at the reporting date and are not unconditionally cancellable by the Company.

The Company also maintains an allowance for credit losses on off-balance sheet credit exposures for unfunded loan commitments. This allowance is reflected as a component of other liabilities which represents management's current estimate of expected losses in the unfunded loan commitments. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life based on management's consideration of past events, current conditions and reasonable and supportable economic forecasts. Management tracks the level and trends in unused commitments and takes into consideration the same factors as those considered for purposes of the allowance for credit losses on outstanding loans.

A description of each segment of the loan portfolio, including the corresponding credit risk, is included below:

Residential real estate – We offer fixed and adjustable rate residential real estate loans with terms of up to 30 years. We also offer a variety of lot loan options to consumers to purchase the lot on which they intend to build their home. We also offer traditional home equity loans and lines of credit. Our underwriting criteria for, and the risk associated with, home equity loans and lines of credit are generally the same as those for first mortgage loans.

Home Equity – Home equity loans typically have terms of 20 years or less. We generally limit the extension of credit to 90% of the available equity of each property. These loans carry risk associated with local employment and declining real estate values.

Commercial real estate – Commercial real estate loans are extensions of credit secured by owner occupied and non-owner occupied collateral. Commercial real estate loans generally have terms of 10 years or less, although payments may be structured on a longer amortization basis. We attempt to reduce credit risk in the commercial real estate portfolio by emphasizing loans on owner-occupied industrial, office, and retail buildings where the loan-to-value ratio, established by independent appraisals, does not generally exceed 80% of cost of appraised value. We also generally require that a borrower's cash flow achieve 120% or greater of monthly debt service obligations. Commercial real estate loans are generally viewed as having more risk of default than residential real estate loans. They are also typically larger than residential real estate loans and consumer loans and depend on cash flows from the owner's business or the property to service the debt. Underwriting generally involves intensive analysis of the financial strength of the borrower and guarantor, liquidation value of the subject collateral, and any available secondary sources of repayment, with the greatest emphasis given to a borrower's capacity to meet cash flow coverage requirements as set forth by Bank policies. Such repayment of owner occupied loans is commonly derived from the successful ongoing operations of the business occupying the property. These typically include small businesses and professional practices. Commercial real estate loans may also include government guaranteed loans secured by collateral in the form of residential real estate. Repayment of such loans generally comes from the generation of cash flow as the result of the borrower's business operations.

Construction and land development – Construction and land development loans are generally limited to a term of 9 to 24 months, although payments may be structured on a longer amortization basis. Most loans will mature and require payment in full upon completion and either the sale of the property or refinance into a permanent loan. We believe that construction and land development loans generally carry a higher degree of risk than long-term financing of stabilized, rented, and owner-occupied properties because repayment depends on the ultimate completion of the project and usually on the subsequent sale of the property. We attempt to reduce risk associated with construction and land development loans by obtaining personal guaranties and by keeping the maximum loan to value ratio at or below 80% of the lesser of cost or appraised value, depending on the project type. Generally we do not have interest reserves built into loan commitments but require periodic cash payments for interest from the borrower's cash flow.

Multifamily – Multifamily loans are a subset of commercial real estate loans and generally carry similar terms and underwriting requirements. These loans are broken out as a separate segment due to unique risk characteristics that they exhibit. While similar in nature to other non-owner occupied commercial real estate, they are significantly impacted by the individual credit capacity of many more individual tenants than other commercial real estate as well as the condition and capacity of the local residential housing markets. The underlying real estate also has a lack of suitable alternative uses.

Commercial business – Commercial business loans are typically made to small and middle-market established businesses involved in professional services, accommodation and food services, health care, financial services, wholesale trade, manufacturing, distribution, retailing, and non-profits. Most clients are privately owned with markets that range from local to national in scope. Many of the loans to this segment are secured by liens on corporate assets and personal guarantees of the principals. The regional economic strength or weakness impacts the relative risk in this loan category. There is little concentration in any one business sector, and loan risks are generally diversified among many borrowers. Risks associated with commercial and industrial loans include monitoring the condition of the collateral which often consists of inventory, accounts receivable, and other non-real estate assets. Declines in general economic conditions and other events can cause cash flows to fall to levels insufficient to service this debt.

Consumer – Consumer loans are underwritten based on the borrower's income, current debt level, past credit history, and the availability and value of collateral. Consumer rates are both fixed and variable, with negotiable terms. Our installment loans typically amortize over periods up to seven years. Although we typically require monthly principal and interest payments on our loan products, we will offer consumer loans at interest only with a single maturity date when a specific source of repayment is available. Consumer loans are generally considered to have greater risk than our first and second mortgages on real estate because they may be unsecured, or, or if they are secured, the value of the collateral may be difficult to assess and more likely to decrease in value than real estate.

Manufactured homes – The Bancorp purchases fixed rate closed loans from a third party that are subject to Bancorp's underwriting requirements and secured by manufactured homes. The maturity date on these loans can range up to 25 years. In addition, these loans have a reserve account held at the Bancorp.

Government – The Bancorp is permitted to purchase non-rated municipal securities, tax anticipation notes, and warrants within the local market area.

Troubled Loan Modifications – A troubled loan modification of a loan is undertaken to improve the likelihood that the loan will be repaid in full under the modified terms in accordance with a reasonable repayment schedule. All modified loans are evaluated to determine whether the loan should be reported as a TLM. A loan is a TLM when the Company, for economic or legal reasons related to the borrower's financial difficulties, grants a type of loan modification to the borrower by modifying or renewing a loan under terms that the Company would not otherwise consider. To make this determination, the Company must determine whether (a) the borrower is experiencing financial difficulties and (b) the Company granted the borrower a modification for principal forgiveness, interest rate reduction, other-than-insignificant payment delay or other-than-insignificant term extension. This determination requires consideration of all of the facts and circumstances surrounding the modification. An overall general decline in the economy or some level of deterioration in a borrower's financial condition does not inherently mean the borrower is experiencing financial difficulties.

Some of the factors considered by management when determining whether a borrower is experiencing financial difficulties are: (1) is the borrower currently in default on any of its debts, (2) has the borrower declared or is the borrower in the process of declaring bankruptcy, and (3) is there doubt as to whether the borrower will continue to be a going concern based on factors including but not limited to projections of insufficient cash flows to service debt in accordance with contractual terms and anticipated inability to obtain funding from other sources at a market rate.

Federal Home Loan Bank Stock – The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Transfers of Financial Assets – Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of the right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Premises and Equipment – Owned land is carried at cost. Owned premises and equipment are carried at cost less accumulated depreciation. Premises and related components are depreciated using the straight-line method with useful lives ranging from 15 to 39 years. Furniture and equipment are depreciated using the straight-line method with useful lives ranging from 2 to 10 years. The Bank leases six branches through long term lease agreements whereby the Bank is also responsible for insurance costs, real estate taxes, and maintenance and repairs for each of the properties. Lease right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease.

Foreclosed Real Estate – Assets acquired through or instead of loan foreclosure are initially recorded at fair value less estimated costs to sell when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.

Long-term Assets – Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Bank Owned Life Insurance – The Company has purchased life insurance policies on certain key executives. In accordance with accounting for split-dollar life insurance, Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Goodwill and Intangibles – The Company records the assets acquired, including identified intangible assets, and the liabilities assumed in acquisitions at their fair values. These fair values often involve estimates based on third-party valuations, such as appraisals, or internal valuations based on discounted cash flow analyses or other valuation techniques that may include estimates of attrition, inflation, asset growth rates or other relevant factors. In addition, the determination of the useful lives over which an intangible asset will be amortized is subjective. Under FASB ASC 350, goodwill and indefinite-lived assets recorded are reviewed for impairment on an annual basis, as well as on an interim basis if events or changes indicate that the asset might be impaired. An impairment loss is recognized for any excess of carrying value over fair value of the goodwill or the indefinite-lived intangible asset.

Repurchase Agreements – Substantially all repurchase agreement liabilities represent amounts advanced by various customers that are not covered by federal deposit insurance and are secured by securities owned by the Company.

Income Taxes – Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax basis of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

At December 31, 2025 and 2024, the Company evaluated tax positions taken for filing with the Internal Revenue Service and all state jurisdictions in which it operates. The Company believes that income tax filing positions will be sustained under examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations, or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain tax positions at December 31, 2025 and 2024.

Loan Commitments and Related Financial Instruments – Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

As part of mortgage banking operations, the Company enters into commitments to originate loans whereby the interest rate on these loans is determined prior to funding ("interest rate lock commitments"). Similar to loans held-for-sale, the fair value of rate lock commitments is subject to change primarily due to changes in interest rates. The interest rate lock commitments on mortgage loans intended to be sold are recorded at fair value with changes in fair value recorded in current earnings as part of gain on sale of loans held-for-sale, net.

Earnings Per Common Share – Basic earnings per common share is net income divided by the weighted-average number of common shares outstanding during the period. The restricted shares issued provide for dividend and voting rights and are therefore considered participating securities. Accordingly, all restricted stock is included in basic earnings per share.

Comprehensive (Loss) Income – Comprehensive (loss) income consists of net income and other comprehensive (loss) income. Other comprehensive (loss) income includes unrealized gains and losses on securities available-for-sale.

Loss Contingencies – Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe such matters currently exist that will have a material effect on the consolidated financial statements.

Restrictions on Cash – As part of derivative contracts entered into by the Company, cash balances of $1.9 million were pledged as collateral at December 31, 2025. At December 31, 2025, the Company's correspondent cash accounts exceeded federally insured limits by $40.4 million. Additionally, the Company had approximately $67.5 million of cash held by the FRB and the FHLB, which is not federally insured.

Fair Value of Financial Instruments – Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular instruments. Changes in assumptions or in market conditions could significantly affect the estimates.

Operating Segments – The Company has identified one reporting unit and one operating segment, community banking, which encompasses commercial and consumer banking services to serve a similar base of clients utilizing company-wide offerings of similar products and services managed through similar processes and platforms offered to individuals, businesses, municipalities and other entities. See Note 19 - Segment Reporting for more details.
.
Trust Assets – Assets of the Company's wealth management department, other than cash on deposit at the Company, are not included in these consolidated financial statements because they are not assets of the Company.

Accounting Pronouncements Recently Adopted or Issued

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendment in Response to the SEC's Disclosure Update and Simplification Initiative. The ASU incorporates several disclosure and presentation requirements currently residing in the SEC Regulations S-X and S-K. The amendments will be applied prospectively and are effective when the SEC removes the related requirements from Regulations S-X or S-K. Any amendments the SEC does not remove by June 30, 2027 will not be effective. As we are currently subject to these SEC requirements, this ASU is not expected to have a material impact on our consolidated financial statements or related disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid and to improve the effectiveness of income tax disclosures. This accounting standards update will be effective for us for fiscal year 2025, with early adoption permitted. We have implemented the enhanced disclosure requirements in 2025 and retrospectively applied them to the prior periods presented. Refer to Note 6 for additional information.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures, which requires public business entities to disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. The amendments in this update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. We are currently evaluating the impact of this accounting standard, but we do not expect it to have a material impact on our consolidated financial statements.

In November 2024, the FASB issued ASU 2024-04, Debt-Debt With Conversion and Other Options, which clarifies the requirements for determining whether certain settlements of convertible debt instruments, including convertible debt instruments with cash conversion features or convertible debt instruments that are not currently convertible, should be accounted for as an induced conversion. The amendments are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods beginning after December 15, 2025. Early adoption is permitted. It was determined that there was no material impact of this accounting standard to our consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which introduces a practical expedient for all entities and an accounting policy election that is available to all entities other than public business entities related to applying ASC-320 to simplify the measurement of credit losses on current accounts receivable and current contract assets that occur from transactions accounted for under ASC 606. The amendments are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods beginning after December 15, 2025. Early adoption is permitted. It was determined that there was no material impact of this accounting standard to the consolidated financial statements.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments—Credit Losses (Topic 326): Purchased Loans, which expands the gross-up approach for initial recognition and measurement of acquired financial assets to purchased seasoned loans. The amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual periods. Early adoption is permitted. We are currently evaluating the impact of this accounting standard, but we do not expect it to have a material impact on our consolidated financial statements.

Note 2 - Securities

The estimated fair value of available-for-sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income were as follows:

	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in thousands)			
December 31, 2025				
U.S. government agency securities[1]	$ 8,884	$ -	$ (418)	$ 8,466
Collateralized mortgage obligations and residential mortgage-backed securities[1]	123,833	-	(19,168)	104,665
Municipal securities	236,168	2	(34,956)	201,214
Collateralized debt obligations	2,141	-	(259)	1,882
Total securities available-for-sale	$ 371,026	$ 2	$ (54,801)	$ 316,227

1) Includes securities issued or backed by the U.S. government and its agencies and U.S. government sponsored entities.

			Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
			(Dollars in thousands)			
December 31, 2024						
U.S. government agency securities[1]	$	8,884	$	-	$	(823) $	8,061
Collateralized mortgage obligations and residential mortgage-backed securities[1]		135,974		-	(26,649)	109,325
Municipal securities		262,954		-	(48,205)	214,749
Collateralized debt obligations		2,156		-	(737)	1,419
Total securities available-for-sale	$	409,968	$	-	$	(76,414) $	333,554

1) Includes securities issued or backed by the U.S. government and its agencies and U.S. government sponsored entities.

The cost basis and estimated fair value of available-for-sale debt securities at December 31, 2025, by contractual maturity, were as follows. Securities not due at a single maturity date, primarily collateralized mortgage obligations and residential mortgage-backed securities, are shown separately.

		(Dollars in thousands)		
		Available-for-sale		
December 31, 2025		Cost Basis		Estimated Fair Value
Due in one year or less	$	-	$	-
Due from one to five years		13,044		12,367
Due from five to ten years		39,873		35,800
Due over ten years		194,276		163,395
Collateralized mortgage obligations and residential mortgage-backed securities		123,833		104,665
Total	$	371,026	$	316,227

Sales of available-for-sale securities were as follows for the quarter ended:

		Year Ended December 31		
(Dollars in thousands)		2025		2024
Proceeds	$	24,519	$	14,697
Gross gains		-		-
Gross losses		(1,577)		(531)

Accumulated other comprehensive income/(loss) balances, net of tax, related to available-for-sale securities, were as follows:

		(Dollars in thousands)
		Unrealized loss
Beginning Balance, January 1, 2025	$	(58,084)
Period change		16,422
Ending Balance, December 31, 2025	$	(41,662)

	(Dollars in thousands)
	Unrealized loss
Beginning balance, January 1, 2024	$ (51,613)
Current period change	(6,471)
Ending balance, December 31, 2024	$ (58,084)

Securities with market values of approximately $315.5 million and $326.5 million were pledged as of December 31, 2025 and December 31, 2024, respectively, as collateral for repurchase agreements, public funds, and for other purposes as permitted or required by law.

Securities with gross unrealized losses and the related estimated fair value, segregated between investments that have been in a continuous unrealized loss position for less than twelve months and for twelve months or more at December 31, 2025, and December 31, 2024:

| | (Dollars in thousands) | | | | | | |
| | Less than 12 months | | 12 months or longer | | Total | | |
December 31, 2025	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Percentage of Total Portfolio in Loss Position
U.S. government agency securities	$ -	$ -	$ 8,466	$ (418)	$ 8,466	$ (418)	100.0%
Collateralized mortgage obligations and residential mortgage-backed securities	-	-	104,665	(19,168)	104,665	(19,168)	100.0%
Municipal securities	-	-	200,469	(34,956)	200,469	(34,956)	99.6%
Collateralized debt obligations	-	-	1,882	(259)	1,882	(259)	100.0%
Total	$ -	$ -	$ 315,482	$ (54,801)	$ 315,482	$ (54,801)	99.8%
Number of securities		-		369		369	

| | (Dollars in thousands) | | | | | | |
| | Less than 12 months | | 12 months or longer | | Total | | |
December 31, 2024	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Percentage of Total Portfolio in Loss Position
U.S. government agency securities	$ -	$ -	$ 8,061	$ (823)	$ 8,061	$ (823)	100.0%
Collateralized mortgage obligations and residential mortgage-backed securities	-	-	109,325	(26,649)	109,325	(26,649)	100.0%
Municipal securities	3,310	(156)	211,439	(48,049)	214,749	(48,205)	100.0%
Collateralized debt obligations	-	-	1,419	(737)	1,419	(737)	100.0%
Total	$ 3,310	$ (156)	$ 330,244	$ (76,258)	$ 333,554	$ (76,414)	100.0%
Number of securities		4		409		413	

Unrealized losses on securities have not been recognized into income because the securities are of high credit quality or have undisrupted cash flows. Management has the intent and ability to hold these securities for the foreseeable future, and the decline in fair value is largely due to changes in interest rates and volatility in securities markets. The fair values are expected to recover as the securities approach maturity.

Collateralized debt obligations with a cost basis of $2.1 million and fair value of $1.9 million at December 31, 2025 and a cost basis of $2.2 million and fair value of $1.4 million at December 31, 2024, had previously recorded impairment of $173 thousand, which will not be recoverable until maturity of the security.

Accrued interest receivable on AFS debt securities totaled $2.0 million at December 31, 2025, and $2.3 million at December 31, 2024. These amounts are excluded from the estimate of credit losses. The Company made the policy election to exclude accrued interest from the amortized cost basis of AFS debt securities and report accrued interest separately on the consolidated balance sheet.

Note 3 - Loans Receivable

The Company's current lending programs are described below:

Residential Real Estate. A primary lending activity of the Company has been the granting of conventional mortgage loans to enable borrowers to purchase existing homes, refinance existing homes, or construct new homes. Conventional loans are made up to a maximum of 97% of the purchase price or appraised value, whichever is less. For loans made in excess of 80% of value, private mortgage insurance is generally required in an amount sufficient to reduce the Company's exposure to 80% or less of the appraised value of the property. Loans insured by private mortgage insurance companies can be made for up to 97% of value.

Fixed rate loans generally conform to Freddie Mac guidelines for loans purchased under the 1-4 family program. Loan interest rates are determined based on secondary market yield requirements and local market conditions. Fixed rate mortgage loans may be sold and/or classified as held-for-sale to control exposure to interest rate risk.

The Company's ARMs include offerings that have a three, five, seven or ten year fixed period. The ability of the Company to successfully market ARMs depends upon loan demand, prevailing interest rates, volatility of interest rates, and terms offered by competitors.

Home Equity Line of Credit. The Company offers a fixed and variable rate revolving line of credit secured by the equity in the borrower's home. Both products offer an interest only option where the borrower pays interest only on the outstanding balance each month. Equity lines will typically require a second mortgage appraisal and a second mortgage lender's title insurance policy. Loans are generally made up to a maximum of 89% of the appraised value of the property less any outstanding liens.

Fixed-term home improvement and equity loans are made up to a maximum of 85% of the appraised value of the improved property, less any outstanding liens. These loans are offered on both a fixed and variable rate basis with a maximum term of 240 months. All home equity loans are made on a direct basis to borrowers.

Commercial Real Estate and Multifamily Loans. Commercial real estate loans are typically made to a maximum of 80% of the appraised value. Such loans are generally made on an adjustable-rate basis. These loans are typically made for terms of 15 to 25 years. Loans with an amortizing term exceeding 15 years normally have a balloon feature calling for a full repayment within seven to ten years from the date of the loan. The balloon feature affords the Company the opportunity to restructure the loan if economic conditions warrant. Commercial real estate loans include loans secured by commercial rental units, apartments, condominium developments, small shopping centers, owner occupied commercial/ industrial properties, hospitality units and other retail and commercial developments.

While commercial real estate lending is generally considered to involve a higher degree of risk than single family residential lending due to the concentration of principal in a limited number of loans and the effects of general economic conditions on real estate developers and managers, the Company has endeavored to reduce this risk in several ways. In originating commercial real estate loans, the Company considers the feasibility of the project, the financial strength of the borrowers and lessees, the managerial ability of the borrowers, the location of the project and the economic environment. Management evaluates the debt coverage ratio and analyzes the reliability of cash flows, as well as the quality of earnings. All such loans are made in accordance with well-defined underwriting standards and are generally supported by personal guarantees, which represent a secondary source of repayment.

Loans for the construction of commercial properties are generally located within an area permitting physical inspection and regular review of business records. Projects financed outside of the Company's primary lending area generally involve borrowers and guarantors who are or were previous customers of the Company or projects that are underwritten according to the Bank's underwriting standards.

Construction and Land Development. Construction loans on residential properties are made primarily to individuals who are under contract with a general contractor. The maximum loan-to-value ratio is 89% of either the current appraised value or the cost of construction, whichever is less. Residential construction loans are typically made for a period of one year.

Loans are also made for the construction of commercial properties. All such loans are made in accordance with well-defined underwriting standards. Generally if the loans are not owner occupied, these types of loans require proof of intent to lease and a confirmed end-loan takeout. In general, loans made do not exceed 80% of the appraised value of the property. Commercial construction loans are typically made for periods not to exceed two years or date of occupancy, whichever is less.

Commercial Business. Although the Company's priority in extending various types of commercial business loans changes from time to time, the basic considerations in determining the makeup of the commercial business loan portfolio are economic factors, regulatory requirements and money market conditions. The Company seeks commercial loan relationships from the local business community and from its present customers. Prudent lending policies based upon sound credit analysis governs the extension of commercial credit. The following loans, although not inclusive, are considered preferable for the Company's commercial loan portfolio: agriculture loans, loans collateralized by liquid assets; loans secured by general use machinery and equipment; secured short-term working capital loans to established businesses secured by business assets; short-term loans with established sources of repayment and secured by sufficient equity and real estate; and unsecured loans to customers whose character and capacity to repay are firmly established.

Consumer Loans. The Company offers consumer loans to individuals for personal, household or family purposes. Consumer loans are either secured by adequate collateral, or unsecured. Unsecured loans are based on the strength of the applicant's financial condition. All borrowers must meet current underwriting standards. The consumer loan program includes both fixed and variable rate products.

Manufactured Homes. The Company has purchased fixed rate closed loans from a third-party that are subject to the Company's underwriting requirements and secured by manufactured homes. The maturity date on these loans can range up to 25 years. In addition, these loans are partially secured by a reserve account held at the Company.

Government Loans. The Company is permitted to purchase non-rated municipal securities, tax anticipation notes and warrants within the local market area.

Loans consist of the following as of December 31, 2025, and December 31, 2024:

(Dollars in thousands)	December 31, 2025	December 31, 2024
Loans secured by real estate:		
Residential real estate	$ 442,443	$ 467,293
Home equity	53,497	49,758
Commercial real estate	555,594	551,674
Construction and land development	77,208	82,874
Multifamily	183,902	212,455
Total loans secured by real estate	1,312,644	1,364,054
Commercial business	99,304	104,246
Consumer	870	551
Manufactured homes	23,708	26,708
Government	12,298	11,024
Loans receivable	1,448,824	1,506,583
Add:		
Net deferred loan origination costs	1,606	2,439
Loan clearing funds	(43)	(46)
Loans receivable, net of deferred fees and costs	$ 1,450,387	$ 1,508,976

The Company's age analysis of past due loans is summarized below:

(Dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due and Accruing	Current	Accruing Loans	Nonaccrual Loans	Total Loans Receivable
December 31, 2025								
Residential real estate	$ 4,991	$ 1,552	$ -	$ 6,543	$ 429,968	$ 436,511	$ 5,932	$ 442,443
Home equity	324	-	-	324	52,363	52,687	810	53,497
Commercial real estate	4,106	3,905	-	8,011	546,022	554,033	1,561	555,594
Construction and land development	2,343	129	-	2,472	74,083	76,555	653	77,208
Multifamily	450	1,303	-	1,753	181,453	183,206	696	183,902
Commercial business	1,214	47	-	1,261	96,604	97,865	1,439	99,304
Consumer	-	-	-	-	870	870	-	870
Manufactured homes	241	28	-	269	23,368	23,637	71	23,708
Government	-	-	-	-	12,298	12,298	-	12,298
Total	$ 13,669	$ 6,964	$ -	$ 20,633	$ 1,417,029	$ 1,437,662	$ 11,162	$ 1,448,824
December 31, 2024								
Residential real estate	$ 4,423	$ 1,184	$ -	$ 5,607	$ 457,021	$ 462,628	$ 4,665	$ 467,293
Home equity	1,002	123	-	1,125	48,150	49,275	483	49,758
Commercial real estate	4,556	571	-	5,127	545,267	550,394	1,280	551,674
Construction and land development	2,039	-	-	2,039	80,177	82,216	658	82,874
Multifamily	1,961	359	-	2,320	206,773	209,093	3,362	212,455
Commercial business	493	508	-	1,001	99,955	100,956	3,290	104,246
Consumer	5	-	-	5	546	551	-	551
Manufactured homes	428	54	-	482	26,226	26,708	-	26,708
Government	-	-	-	-	11,024	11,024	-	11,024
Total	$ 14,907	$ 2,799	$ -	$ 17,706	$ 1,475,139	$ 1,492,845	$ 13,738	$ 1,506,583

The following table shows the amortized cost of loans, segregated by portfolio segment, credit quality rating and year of origination as of December 31, 2025, and December 31, 2024, and gross charge-offs for the year ended December 31, 2025, and for the year ended December 31, 2024.

December 31, 2025	2025	2024	2023	2022	2021	Prior	Revolving	Revolving Converted to Term	Total
Total Loans Receivable	$ 132,738	$ 125,371	$ 125,504	$ 257,065	$ 260,859	$ 438,852	$ 106,883	$ 1,552	$ 1,448,824
Total current period gross charge-off	$ (202)	$ -	$ (44)	$ -	$ (13)	$ (496)	$ -	$ -	$ (755)
Residential real estate									
Pass (1-6)	$ 12,570	$ 19,139	$ 26,559	$ 80,834	$ 93,636	$ 196,415	$ 2,477	$ -	$ 431,630

Special Mention (7)	-	-	619	1,464	1,063	1,651	-	-	4,797
Substandard (8)	296	74	887	1,475	430	2,854	-	-	6,016
Total	$ 12,866	$ 19,213	$ 28,065	$ 83,773	$ 95,129	$ 200,920	$ 2,477	$ -	$ 442,443
Current period gross charge-off	-	-	-	-	(13)	-	-	-	(13)

Home equity

Pass (1-6)	$ 766	$ 92	$ 41	$ 232	$ 49	$ 2,086	$ 47,926	$ 1,187	$ 52,379
Special Mention (7)	-	-	7	-	-	59	45	194	305
Substandard (8)	-	24	-	-	20	181	417	171	813
Total	$ 766	$ 116	$ 48	$ 232	$ 69	$ 2,326	$ 48,388	$ 1,552	$ 53,497
Current period gross charge-off	-	-	-	-	-	-	-	-	-

Commercial real estate

Pass (1-6)	$ 58,029	$ 65,768	$ 62,929	$ 111,515	$ 78,531	$ 160,344	$ 3,717	$ -	$ 540,833
Special Mention (7)	25	410	2,214	2,865	3,403	4,283	-	-	13,200
Substandard (8)	-	-	208	221	-	1,132	-	-	1,561
Total	$ 58,054	$ 66,178	$ 65,351	$ 114,601	$ 81,934	$ 165,759	$ 3,717	$ -	$ 555,594
Current period gross charge-off	-	-	-	-	-	-	-	-	-

Construction and land development

Pass (1-6)	$ 36,388	$ 19,226	$ 12,795	$ 2,288	$ 1,074	$ 753	$ 1,893	$ -	$ 74,417
Special Mention (7)	-	-	-	129	428	-	-	-	557
Substandard (8)	-	-	939	60	1,235	-	-	-	2,234
Total	$ 36,388	$ 19,226	$ 13,734	$ 2,477	$ 2,737	$ 753	$ 1,893	$ -	$ 77,208
Current period gross charge-off	-	-	-	-	-	-	-	-	-

Multifamily

Pass (1-6)	$ 12,249	$ 6,289	$ 11,215	$ 44,804	$ 64,357	$ 40,791	$ 644	$ -	$ 180,349
Special Mention (7)	-	-	-	756	374	1,727	-	-	2,857
Substandard (8)	-	-	200	409	-	87	-	-	696
Total	$ 12,249	$ 6,289	$ 11,415	$ 45,969	$ 64,731	$ 42,605	$ 644	$ -	$ 183,902
Current period gross charge-off	-	-	-	-	-	(201)	-	-	(201)

Commercial business

Pass (1-6)	$ 6,601	$ 11,813	$ 5,661	$ 7,121	$ 4,595	$ 10,980	$ 48,326	$ -	$ 95,097
Special Mention (7)	299	61	260	62	18	737	1,331	-	2,768
Substandard (8)	-	87	898	34	124	189	107	-	1,439
Total	$ 6,900	$ 11,961	$ 6,819	$ 7,217	$ 4,737	$ 11,906	$ 49,764	$ -	$ 99,304
Current period gross charge-off	(158)	-	(44)	-	-	(293)	-	-	(495)

Consumer

Pass (1-6)	$ 705	$ 58	$ 72	$ 19	$ 16	$ -	$ -	$ -	$ 870

Total	$ 705	$ 58	$ 72	$ 19	$ 16	$ -	$ -	$ -	$ 870
Current period gross charge-off	(44)	-	-	-	-	(2)	-	-	(46)
Manufactured homes									
Pass (1-6)	$ -	$ -	$ -	$ 1,733	$ 10,383	$ 11,493	$ -	$ -	$ 23,609
Special Mention (7)	-	-	-	-	-	28	-	-	$ 28
Substandard (8)	-	-	-	-	46	25	-	-	71
Total	$ -	$ -	$ -	$ 1,733	$ 10,429	$ 11,546	$ -	$ -	$ 23,708
Current period gross charge-off	-	-	-	-	-	-	-	-	-
Government									
Pass (1-6)	$ 4,810	$ 2,330	$ -	$ 1,044	$ 1,077	$ 3,037	$ -	$ -	$ 12,298
Total	$ 4,810	$ 2,330	$ -	$ 1,044	$ 1,077	$ 3,037	$ -	$ -	$ 12,298
Current period gross charge-off	-	-	-	-	-	-	-	-	-

December 31, 2024	**2024**	**2023**	**2022**	**2021**	**2020**	**Prior**	**Revolving**	**Revolving Converted to Term**	**Total**
Total Loans Receivable	$ 124,670	$ 143,098	$ 291,855	$ 308,352	$ 211,268	$ 324,738	$ 102,602	$ -	$ 1,506,583
Total current period gross charge-off	$ (64)	$ -	$ (1,010)	$ (125)	$ (2)	$ (1,267)	$ -	$ -	(2,468)
Residential real estate									
Pass (1-6)	$ 13,118	$ 30,947	$ 90,324	$ 99,390	$ 102,552	$ 119,449	$ 2,468	$ -	$ 458,248
Special Mention (7)	-	371	365	1,064	554	1,937	-	-	4,291
Substandard (8)	-	539	1,161	601	510	1,943	-	-	4,754
Total	$ 13,118	$ 31,857	$ 91,850	$ 101,055	$ 103,616	$ 123,329	$ 2,468	$ -	$ 467,293
Current period gross charge-off	-	-	-	-	-	(28)	-	-	(28)
Home equity									
Pass (1-6)	$ 193	$ 68	$ 153	$ 110	$ -	$ 3,342	$ 44,943	$ -	$ 48,809
Special Mention (7)	-	132	-	-	3	15	309	-	459
Substandard (8)	26	-	138	-	-	218	108	-	490
Total	$ 219	$ 200	$ 291	$ 110	$ 3	$ 3,575	$ 45,360	$ -	$ 49,758
Current period gross charge-off	-	-	-	-	-	-	-	-	-
Commercial real estate									
Pass (1-6)	$ 49,861	$ 67,290	$ 123,342	$ 96,206	$ 53,864	$ 148,529	$ 2,976	$ -	$ 542,068
Special Mention (7)	974	-	1,036	2,375	668	2,930	25	-	8,008
Substandard (8)	-	-	-	-	202	1,396	-	-	1,598
Total	$ 50,835	$ 67,290	$ 124,378	$ 98,581	$ 54,734	$ 152,855	$ 3,001	$ -	$ 551,674

Current period gross charge-off	-	-	-	-	-	-	-	-	-
Construction and land development									
Pass (1-6)	$ 34,599	$ 24,360	$ 3,732	$ 7,867	$ 224	$ 820	$ 5,312	$ -	$ 76,914
Special Mention (7)	-	-	-	1,207	2,468	-	-	-	3,675
Substandard (8)	-	1,018	-	1,267	-	-	-	-	2,285
Total	$ 34,599	$ 25,378	$ 3,732	$ 10,341	$ 2,692	$ 820	$ 5,312	$ -	$ 82,874
Current period gross charge-off	-	-	-	-	-	-	-	-	-
Multifamily									
Pass (1-6)	$ 6,398	$ 8,923	$ 56,771	$ 74,716	$ 36,075	$ 20,066	$ 627	$ -	$ 203,576
Special Mention (7)	-	-	780	3,332	1,217	-	-	-	5,329
Substandard (8)	-	-	446	1,219	1,516	369	-	-	3,550
Total	$ 6,398	$ 8,923	$ 57,997	$ 79,267	$ 38,808	$ 20,435	$ 627	$ -	$ 212,455
Current period gross charge-off	-	-	-	(125)	-	-	-	-	(125)
Commercial business									
Pass (1-6)	$ 14,655	$ 8,123	$ 9,441	$ 6,094	$ 3,653	$ 11,416	$ 44,046	$ -	$ 97,428
Special Mention (7)	-	25	978	39	-	800	1,686	-	3,528
Substandard (8)	-	1,139	80	171	177	1,621	102	-	3,290
Total	$ 14,655	$ 9,287	$ 10,499	$ 6,304	$ 3,830	$ 13,837	$ 45,834	$ -	$ 104,246
Current period gross charge-off	-	-	(1,010)	-	-	(1,239)	-	-	(2,249)
Consumer									
Pass (1-6)	$ 301	$ 163	$ 34	$ 51	$ -	$ 2	$ -	$ -	$ 551
Substandard (8)	-	-	-	-	-	-	-	-	-
Total	$ 301	$ 163	$ 34	$ 51	$ -	$ 2	$ -	$ -	$ 551
Current period gross charge-off	(64)	-	-	-	(2)	-	-	-	(66)
Manufactured homes									
Pass (1-6)	$ -	$ -	$ 1,634	$ 11,360	$ 7,559	$ 6,101	$ -	$ -	$ 26,654
Substandard (8)	-	-	-	28	26	-	-	-	54
Total	$ -	$ -	$ 1,634	$ 11,388	$ 7,585	$ 6,101	$ -	$ -	$ 26,708
Current period gross charge-off	-	-	-	-	-	-	-	-	-
Government									
Pass (1-6)	$ 4,545	$ -	$ 1,440	$ 1,255	$ -	$ 3,784	$ -	$ -	$ 11,024
Total	$ 4,545	$ -	$ 1,440	$ 1,255	$ -	$ 3,784	$ -	$ -	$ 11,024
Current period gross charge-off	-	-	-	-	-	-	-	-	-

The Company has established a standard loan grading system to assist management, lenders and review personnel in their analysis and supervision of the loan portfolio. The use and application of these grades by the Company is uniform and conforms to regulatory definitions. The loan grading system is as follows:

1 – Superior Quality

Loans in this category are substantially risk free. Loans fully collateralized by a Bank certificate of deposit or Bank deposits with a hold are substantially risk free.

2 – Excellent Quality

The borrower generates excellent and consistent cash flow for debt coverage, excellent average credit scores, excellent liquidity and net worth and are reputable operators with over 15 years' experience. Current and debt to tangible net worth ratios are excellent. Loan to value is substantially below policy and collateral condition is excellent.

3 – Great Quality

The borrower generates more than sufficient cash flow to fund debt service and cash flow is improving. Average credit scores are very strong. Operators are reputable with significant years of experience. Liquidity, net worth, current and debt to tangible net worth ratios are very strong. Loan to value is significantly below policy and collateral condition is significantly above average.

4 – Above Average Quality

The borrower generates more than sufficient cash flow to fund debt service, but cash flow trends may be stable or slightly declining. Average credit scores are strong. The borrower is a reputable operator with many years of experience. Liquidity, net worth, current and debt to tangible net worth ratios are strong. Loan to value is below policy and collateral condition is above average.

5 – Average Quality

Borrowers are considered creditworthy and can repay the debt in the normal course of business, however, cash flow trends may be inconsistent or fluctuating. Average credit scores are satisfactory, and years of experience is acceptable. Liquidity and net worth are satisfactory. Current and debt to tangible net worth ratios are average. Loan to value is slightly below policy and the collateral condition is slightly above average.

6 – Pass

Borrowers are considered creditworthy, but financial condition may show signs of weakness due to internal or external factors. Cash flow trends may be declining annually. Average credit scores may be low but remain acceptable. The borrower has limited years of experience. Liquidity, net worth, current and debt to tangible net worth ratios are below average. Loan to value is nearing policy limits and collateral condition is average.

7 – Special Mention

A special mention asset has identified weaknesses that deserve Management's close attention. If left uncorrected, these weaknesses may result in deterioration of the repayment prospects for the asset or in the Company's credit position at some future date. Special mention assets are not adversely classified and do not expose the Company to sufficient risk to warrant adverse classification. There is still adequate protection by the current sound worth and paying capacity of the obligor or of the collateral pledged. The Special Mention rating is viewed as transitional and will be monitored closely.

Loans in this category may exhibit some of the following risk factors. Cash flow trends may be consistently declining or may be questionable. Debt coverage ratios may be at or near 1:1. Average credit scores may be very weak, or the borrower may have minimal years of experience. Liquidity, net worth, current and debt to tangible net worth ratios may be very weak. Loan to value may be at policy limits or may exceed policy limits. Collateral condition may be below average.

8 – Substandard

This classification consists of loans which are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged. Financial statements normally reveal some or all of the following: poor trends, lack of earnings and cash flow, excessive debt, lack of liquidity, and the absence of creditor protection. Loans are still considered collectible, but due to increased risks and defined weaknesses of the credit, some loss could be incurred in collection if the deficiencies are not corrected.

9 – Doubtful

Such loans have been placed on nonaccrual status and may be heavily dependent upon collateral possessing a value that is difficult to determine or based upon some near-term event which lacks clear certainty. These loans have all of the weaknesses of those classified as Substandard; however, based on existing conditions, these weaknesses make full collection of the principal balance highly improbable.

10 – Loss

Loans that are considered uncollectible and of such little value that continuing to carry them as assets is not warranted.

Loans with risk classifications of pass and special mention were part of the pooled loan ACL analysis. Loans classified as substandard or worse were individually evaluated for impairment and specific reserves were established, if applicable. Risk gradings for loans with balances greater than $1 million are updated every 12 months through analysis during origination, renewals, modifications, or regular annual review. Risk gradings for loans with balances less than $1 million are updated primarily through analysis during origination, renewals, modifications, or periodic review. Risk gradings are also downgraded due to delinquency at month end. In particular, 60 days past due are downgraded to Special Mention, while 90 days past due are further downgraded to Substandard.

Modifications to Borrowers Experiencing Financial Difficulty

The allowance of credit losses incorporates an estimate of lifetime expected credit losses and is recorded on each asset upon origination. The starting point to estimate such credit losses is historical loss information. The Company uses a probability of default/loss given default model to determine the allowance for credit losses recorded at origination. Occasionally, the Company subsequently modifies loans to borrowers experiencing financial difficulty by providing the following terms of relief: principal forgiveness, term extension, payment delay, or interest rate reduction. In some cases, the Bank provides multiple types of modifications on one loan. Because the effect of most modifications to borrowers experiencing financial difficulty is already included in the allowance for credit losses, no change to the allowance for credit losses is generally recorded for these modifications.

The following tables show the amortized cost basis of loans at December 31, 2025 and December 31, 2024, that were both experiencing financial difficulty and modified during the years ended December 31, 2025 and December 31, 2024, segregated by portfolio segment and type of modification. The percentage of the amortized cost of loans that were modified to borrowers in financial distress as compared to the amortized cost of each segment of financing receivable is also presented below.

(Dollars in thousands)	For the year ended December 31, 2025				
	Payment Delay	Term Extension	Interest Rate Reduction	Combination Term Extension and Interest Rate Reduction	% of Total Segment Financing Receivables
Residential real estate	$ -	$ 601	$ -	$ -	0.14%
Commercial real estate	131	390	-	-	0.09%
Construction and land development	593	-	-	-	0.77%
Commercial business	945	-	-	-	0.95%
Total	$ 1,669	$ 991	$ -	$ -	0.18%

(Dollars in thousands)	For the year ended December 31, 2024				
	Payment Delay	Term Extension	Interest Rate Reduction	Combination Term Extension and Interest Rate Reduction	% of Total Segment Financing Receivables
Residential real estate	$ 528	$ 1,115	$ -	$ -	0.35%
Home Equity	41	-	-	-	0.01%
Total	$ 569	$ 1,115	$ -	$ -	0.11%

The financial effects of payment delay modifications and term extension modifications had a forbearance average of five months and one hundred eighty-six months weighted average extension to life of loan, respectively. There were no commitments to lend additional amounts to the borrowers included in the previous tables.

The borrowers with term extension have had their maturity dates extended and as a result their monthly payments were reduced or had payments added to the end of the loan which resulted in payment relief.

		For the year ended December 31, 2025		
(Dollars in thousands)	Principal Forgiveness	Weighted average interest rate reduction	Weighted average term extension (months)	Payment delay (months)
Residential real estate	$ -	— %	6	-
Commercial real estate	$ -	— %	180	5
Construction and land development	$ -	— %	-	5
Commercial business	$ -	— %	-	5

		For the year ended December 31, 2024		
(Dollars in thousands)	Principal Forgiveness	Weighted average interest rate reduction	Weighted average term extension (months)	Payment delay (months)
Residential real estate	$ -	— %	7	6

The Company closely monitors the performance of loans that have been modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. The following tables present the performance of such loans in the twelve months following modification.

		December 31, 2025		
(Dollars in thousands)	Current	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due
Residential real estate	$ 582	$ 19	$ -	$ -
Commercial real estate	390	-	-	131
Construction and land development	-	-	-	593
Commercial business	-	-	-	945
Total	$ 972	$ 19	$ -	$ 1,669

		December 31, 2024		
(Dollars in thousands)	Current	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due
Residential real estate	$ 545	$ 570	$ -	$ 528
Home equity	-	-	-	41
Total	$ 545	$ 570	$ -	$ 569

Upon the Company's determination that a modified loan has subsequently been deemed uncollectible, the loan is written off. Therefore, the amortized cost of the loan is reduced by the uncollectible amount and the allowance for credit losses is adjusted by the same amount. All modified loans are deemed collectible.

Foreclosures

As part of the normal course of business, the Company had $1.1 million in loans involved in the foreclosure process at December 31, 2025 compared to $1.3 million at December 31, 2024. As of December 31, 2025, the Company had $89 thousand in real estate owned, compared to none at December 31, 2024.

Acquired Loan Purchase Discounts

As part of the fair value of loans receivable, there was a net fair value discount for loans acquired of $3.6 million at December 31, 2025, compared to $4.4 million at December 31, 2024.

Accretable yield, or income recorded for the year ended December 31, is as follows:

(Dollars in thousands)	Total
2024	$ 799
2025	837

Accretable yield, or income expected to be recorded in the future is as follows:

(Dollars in thousands)	Total
2026	438
2027	294
2028	277
2029	243
2030 and thereafter	2,275
Total	$ 3,527

Allowance for Credit Losses

The allowance for credit losses is established for current expected credit losses on the Company's loan portfolio utilizing guidance in ASC Topic 326.

The determination of the allowance requires significant judgment to estimate credit losses measured on a collective pool basis when similar risk characteristics exist, and for loans evaluated individually. In determining the allowance, the Company estimates expected future losses for the loan's entire contractual term adjusted for expected payments when appropriate. The allowance estimate considers relevant available information, from internal and external sources relating to the historical loss experience, current conditions, and reasonable and supportable forecasts for the Company's outstanding loan balances. The allowance is an estimation that reflects management's evaluation of expected losses related to the Company's financial assets measured at amortized cost. To ensure that the allowance is maintained at an adequate level, a detailed analysis is performed on a quarterly basis and an appropriate provision is made to adjust the allowance.

The Company categorizes the loan portfolio into nine segments based on similar risk characteristics. Loans within each segment are collectively evaluated using the probability of default/loss given default methodology. In creating the CECL model as required under ASC 326, the Company has established a two-year reasonable and supportable forecast period with a two-year straight line reversion to the long-term historical average. Due to its minimal loss history, the Company elected to use peer data for a more reasonable calculation. The following tables show the changes in the allowance for credit losses, segregated by portfolio segment, for the year ended December 31, 2025, and 2024.

The Company's activity in the allowance for credit losses, by loan segment, is summarized below for the year ended December 31, 2025:

(Dollars in thousands)		Beginning Balance		Charge-offs		Recoveries		Provisions		Ending Balance
Allowance for credit losses:										
Residential real estate	$	4,481	$	(13)	$	66	$	(1,777)	$	2,757
Home equity		835		-		-		(147)		688
Commercial real estate		6,444		-		4		2,704		9,152
Construction and land development		2,651		-		-		(1,537)		1,114
Multifamily		1,003		(201)		29		1,247		2,078
Commercial business		1,185		(495)		460		433		1,583
Consumer		5		(46)		9		34		2
Manufactured homes		252		-		-		(136)		116
Government		55		-		-		(39)		16
Total	$	16,911	$	(755)	$	568	$	782	$	17,506

The Company's activity in the allowance for credit losses, by loan segment, is summarized below for the year ended December 31, 2024:

(Dollars in thousands)		Beginning Balance		Charge-offs		Recoveries		Provisions		Ending Balance
Allowance for credit losses:										
Residential real estate	$	3,984	$	(28)	$	44	$	481	$	4,481
Home equity		698		-		-		137		835
Commercial real estate		7,045		-		5		(606)		6,444
Construction and land development		4,206		-		-		(1,555)		2,651
Multifamily		933		(125)		31		164		1,003
Commercial business		1,649		(2,249)		310		1,475		1,185
Consumer		7		(66)		22		42		5
Manufactured homes		181		-		-		71		252
Government		65		-		-		(10)		55
Total	$	18,768	$	(2,468)	$	412	$	199	$	16,911

Collateral dependent loans are individually evaluated to determine expected credit losses when repayment is expected to be provided substantially through the operation or sale of the underlying collateral. For these loans, the allowance for credit losses is measured based on the fair value of the collateral less estimated costs to sell when applicable. Collateral securing these loans primarily consists of real estate, equipment and inventory, accounts receivable, and vehicles. The fair values are determined using most recent independent appraisals, evaluations or other relevant market information. The Company monitors collateral values on an ongoing basis and records adjustments to the allowance for credit losses as necessary. There were no significant changes in the extent to which collateral secures these loans during the period.

The table below presents the amortized cost basis of collateral dependent loans and the related allowance for credit losses in accordance with ASC 326..

(Dollars in thousands)

		December 31, 2025				
	Real Estate	Equipment/ Inventory	Accounts Receivable	Vehicles	Total	ACL Allocation
Residential real estate	$ 2,185	$ -	$ -	$ -	$ 2,185	$ 39
Home equity	4	-	-	-	4	-
Commercial real estate	1,561	-	-	-	1,561	86
Construction and land development	2,234	-	-	-	2,234	-
Multifamily	696	-	-	-	696	-
Commercial business	-	1,267	130	42	1,439	138
Total	$ 6,680	$ 1,267	$ 130	$ 42	$ 8,119	$ 263

(Dollars in thousands)

		December 31, 2024				
	Real Estate	Equipment/ Inventory	Accounts Receivable	Vehicles	Total	ACL Allocation
Residential real estate	$ 3,012	$ -	$ -	$ -	$ 3,012	$ 50
Home equity	219	-	-	-	219	-
Commercial real estate	1,598	-	-	-	1,598	43
Construction and land development	2,285	-	-	-	2,285	-
Multifamily	3,550	-	-	-	3,550	-
Commercial business	712	1,399	1,428	144	3,683	191
Total	$ 11,376	$ 1,399	$ 1,428	$ 144	$ 14,347	$ 284

A deferred cost reserve is maintained for the portfolio of manufactured home loans that have been purchased. This reserve is available for use for manufactured home loan nonperformance and costs associated with nonperformance. If the segment performs in line with expectations, the deferred cost reserve is paid as a premium to the third-party originator of the loan. The unamortized balance of the deferred cost reserve totaled $2.4 million and $2.9 million as of December 31, 2025, and December 31, 2024, respectively, and is included in net deferred loan origination cost.

The following table presents nonaccrual loans and loans past due over 90 days still on accrual by class of loans:

As of December 31, 2025	Nonaccrual with No Allowance for Credit Loss	Nonaccrual with Allowance for Credit Loss	Nonaccrual Loans in Total	Loans Past Due over 90 Days Still Accruing
Residential real estate	$ 1,873	$ 4,059	$ 5,932	$ -
Home equity	-	810	810	-
Commercial real estate	1,158	403	1,561	-
Construction and land development	653	-	653	-
Multifamily	696	-	696	-
Commercial business	391	1,048	1,439	-
Manufactured homes	-	71	71	-
Total	$ 4,771	$ 6,391	$ 11,162	$ -

As of December 31, 2024	Nonaccrual with No Allowance for Credit Loss		Nonaccrual with Allowance for Credit Loss	Nonaccrual Loans in Total		Loans Past Due over 90 Days Still Accruing
Residential real estate	$	1,514 $	3,150 $	4,664	$	-
Home equity		179	304	483		-
Commercial real estate		1,078	202	1,280		-
Construction and land development		659	-	659		-
Multifamily		3,362	-	3,362		-
Commercial business		3,099	191	3,290		-
Total	$	9,891 $	3,847 $	13,738	$	-

Accrued interest receivable on loans totaled $5.7 million on December 31, 2025, and $5.5 million on December 31, 2024, and is excluded from the estimate of credit losses. The Company made the accounting policy election to not measure an ACL for accrued interest receivable. Accrued interest deemed uncollectible will be written off through interest income.

Liability for Credit Losses on Unfunded Loan Commitments

The liability for credit losses inherent in unfunded loan commitments is included in accrued expenses and other liabilities on the Consolidated Balance Sheet. The adequacy of the reserve for unfunded commitments is determined quarterly based on methodology similar to the methodology for determining the ACL. The following table shows the changes in the liability for credit losses on unfunded loan commitments.

(Dollars in thousands)	Year ended, December 31, 2025		Year ended, December 31, 2024
Balance, beginning of period	$	2,739 $	3,441
Provision for (benefit from) unfunded loan commitments		(987)	(702)
Balance, end of period	$	1,752 $	2,739

Note 4 – Premises and Equipment, Net

At year end, premises and equipment are summarized as follows:

(Dollars in thousands)	2025		2024
Land	$	9,066 $	9,066
Buildings and improvements		34,851	34,876
Lease right of use		16,682	16,682
Furniture and equipment		20,879	20,310
Total cost		81,478	80,934
Less: accumulated depreciation		(36,502)	(33,675)
Premises and equipment, net	$	44,976 $	47,259

Note 5 – Goodwill and Other Intangible Assets

(Dollars in thousands)	2025		2024
Goodwill balance January 1,	$	22,395 $	22,395
Goodwill balance December 31,	$	22,395 $	22,395

Goodwill arising from business combinations represents the value attributable to unidentifiable intangible assets in the business acquired. The Company's goodwill relates to the value inherent in the banking industry and that value is dependent upon the ability of the Company to provide quality, cost effective banking services in a competitive marketplace. Goodwill is tested periodically for impairment. If the implied fair value of goodwill is lower than its carrying amount, goodwill impairment is indicated, and goodwill is written down to its implied fair value. There has not been any impairment of goodwill identified or recorded.

In addition to goodwill, a core deposit intangible was established from previous acquisitions. The Company had core deposit intangible balances of $1.2 million and $1.9 million as of December 31, 2025, and December 31, 2024, respectively. The table below summarizes the intangibles amortization:

The amortization recorded for the year ended December 31, is as follows:

(Dollars in thousands)		Total
2024	$	1,411
2025	$	688

Amortization to be recorded in future periods, is as follows:

(Dollars in thousands)		Total
2026		361
2027		294
2028		228
2029		162
Thereafter		127
Total	$	1,172

Note 6 – Income Taxes

Pre-tax income is entirely related to domestic activities, the Company did not have any foreign operations.

At year-end, components of income tax expense (benefit) consist of the following:

(Dollars in thousands)		2025		2024
Current income tax expense:				
Federal	$	225	$	309
State		345		371
Total current expense		570		680
Deferred income tax (benefit) expense:				
Federal		(418)		622
State		(138)		22
Total deferred (benefit) expense		(556)		644
Change in valuation allowance		9		1
Total income tax expense (benefit)	$	23	$	1,325

The Company did not have any income tax expense (benefit) in foreign jurisdictions.

Effective tax rates differ from the federal statutory rate of 21% for 2025 and 2024 applied to income before income taxes due to the following:

(Dollars in thousands)	2025 Amount	2025 % of Pre-tax Income	2024 Amount	2024 % of Pre-tax Income
U.S. federal statutory income tax	$ 1,703	21.0 %	$ 2,826	21.0 %
State and local income tax, net of federal income tax benefit[1]	170	2.1	311	2.3
Tax credits:				
Low income housing tax credits[2]	(23)	(0.3)	(12)	(0.1)
New markets tax credits[3]	(479)	(5.9)	(474)	(3.5)
Changes in valuation allowances	9	0.1	1	—
Nontaxable or nondeductible items:				
Tax-exempt income, net	(1,181)	(14.6)	(1,249)	(9.3)
Bank owned life insurance	(290)	(3.6)	(171)	(1.3)
Other nondeductible items	14	0.2	45	0.3
Share-based compensation[4]	111	1.4	48	0.4
Other, net	(11)	(0.1)	-	—
Income tax expense (benefit) at effective tax rate	$ 23	0.3 %	$ 1,325	9.8 %

(1) State taxes in Illinois make up the majority (greater than 50%) of the tax effect in this category.
(2) Net of amortization and tax losses.
(3) Net of basis reduction.
(4) Share-based compensation includes any excess benefits or shortfalls from vestings and exercises.

Income taxes paid were as follows:

(Dollars in thousands)	2025	2024
Federal	$ -	$ -
State and local:		
Illinois	150	405
Indiana	-	10
Total income taxes paid	$ 150	$ 415

At December 31, the components of the net deferred tax asset recorded in other assets in the consolidated balance sheets are as follows:

(Dollars in thousands)	2025	2024
Deferred tax assets:		
Allowance for credit losses	$ 5,024	$ 5,128
Deferred compensation	331	374
Unrealized depreciation on securities available-for-sale	13,139	18,319
Net operating loss	5,748	6,120
Tax credits	926	673
Nonaccrual loan interest income	214	173
Share-based compensation	131	267
Unqualified deferred compensation plan	50	60
Accrued compensation	301	241
Purchase accounting	693	548
Deferred loan costs, net of fees	472	432
Lease liability	3,791	3,916
Capital loss carryforward	378	-
Other	100	213
Total deferred tax assets	31,298	36,464
Deferred tax liabilities:		
Depreciation	(568)	(874)
Prepaid expenses	(479)	(480)
Mortgage servicing rights	(187)	(217)
Deferred stock dividends	(122)	(122)
Goodwill	(783)	(701)
Partnership	(138)	(254)
Lease right of use	(3,929)	(4,124)
REIT spillover dividends	(134)	(125)
Other	(64)	(49)
Total deferred tax liabilities	(6,404)	(6,946)
Valuation allowance	(72)	(63)
Net deferred tax asset	$ 24,822	$ 29,455

At December 31, 2025, the Company has Indiana net operating loss carry forwards of approximately $5.6 million which will begin to expire in 2038 if not used. The Company also has a state tax credit carry forward of approximately $72 thousand which expire from 2026 to 2034. Management has concluded that the state net operating losses will be fully utilized and therefore no valuation allowance is necessary on the state net operating loss. A valuation allowance is in place on the state tax credit carryforward, as it is not expected to be utilized before expiration. A valuation allowance of $72 thousand and $63 thousand was provided at December 31, 2025 and 2024, respectively for the state tax credits net of federal benefit.

The Company acquired $3.3 million of federal net operating loss carryforwards and $7.2 million of Illinois net operating loss carryforwards with the acquisition of First Personal Financial Corp during 2018 of which $2.2 million of the federal losses expire in years ranging from 2029 to 2035, $1.1 million of the federal losses do not expire, and the Illinois losses expire in years ranging from 2028 to 2036. Under Section 382 of the Internal Revenue Code, the annual limitation on the use of the federal losses is $362 thousand for First Personal while there is no limitation on the use of the Illinois losses. Management has determined that all of the losses are more likely than not to be utilized before expiration.

The Company acquired $7.2 million of federal net operating loss carryforwards and $11.4 million of Illinois net operating loss carryforwards with the acquisition of AJS Bancorp Inc. during 2019 of which $3.6 million of the federal losses expire in years ranging from 2030 to 2037, $3.6 million of the federal losses do not expire, and the Illinois losses expire in years ranging from 2029 to 2037. Under Section 382 of the Internal Revenue Code, the annual limitation on the use of the federal losses is $834 thousand for AJS, while there is no limitation on the use of the Illinois losses. Management has determined that all of the losses are more likely than not to be utilized before expiration.

The Company acquired $3.3 million of federal net operating loss carryforwards and $57.4 million of Illinois net operating loss carryforwards with the acquisition of Royal Financial, Inc. during 2022 of which $2.7 million of the federal losses expire in years ranging from 2030 to 2036, $623 thousand of the federal losses do not expire, and the Illinois losses expire in years ranging from 2026 to 2032. Under Section 382 of the Internal Revenue Code, the annual limitation on the use of the federal losses is $755 thousand for Royal, while there is no limitation on the use of the Illinois losses. Management has determined that all of the losses are more likely than not to be utilized before expiration.

At December 31, 2025 $2.4 million of the federal loss carryforwards, $67.1 million of the Illinois loss carryforward remain and $5.6 million of Indiana loss carryforwards remain; the benefit of which is reflected in deferred tax assets.

The Company qualified under provisions of the Internal Revenue Code, to deduct from taxable income a provision for bad debts in excess of both the provision for such losses charged to income in the financial statements, if any. Accordingly, retained earnings at December 31, 2025 and 2024 includes, approximately $14.5 million, for which no provision for federal income taxes has been made. If, in the future this portion of retained earnings is used for any purpose other than to absorb bad debt losses, federal income taxes would be imposed at the then applicable rate. The unrecorded deferred income tax liability on the above amounts was approximately $3.8 million at December 31, 2025 and 2024.

The Company had no unrecognized tax benefits at any time during 2025 or 2024 and does not anticipate any significant increase or decrease in unrecognized tax benefits during 2026. Should the accrual of any interest or penalties relative to unrecognized tax benefits be necessary, it is the Company's policy to record such accruals through income tax accounts; no such accruals existed at any time during 2025 or 2024.

The Company and its subsidiaries are subject to US Federal income tax as well as income tax of the states of Indiana and Illinois. The Company is no longer subject to examination by taxing authorities for the years before 2022.

Note 7 – Deposits

The Company's end-of-period deposit portfolio balances were as follows:

(Dollars in thousands)	December 31, 2025	December 31, 2024
Checking	$ 592,214	$ 591,487
Savings	254,055	275,121
Money market	381,111	333,705
Certificates of deposit	499,591	560,253
Total deposits	$ 1,726,971	$ 1,760,566

The aggregate amount of retail and brokered certificates of deposit with a balance of $250 thousand or more was approximately $104.5 million at December 31, 2025 and $141.4 million at December 31, 2024.

At December 31, 2025, selected maturities of retail and brokered certificate of deposits were as follows:

	(Dollars in thousands)
2026	486,200
2027	11,087
2028	1,712
2029	489
Thereafter	103
Total	$ 499,591

Note 8 - Borrowings

At December 31, 2025, and December 31, 2024, borrowed funds are summarized below:

	(Dollars in thousands)		
	December 31, 2025		December 31, 2024
FHLB Fixed rate advance with outstanding rate of 4.85%, maturing May 16, 2025	$ -	$	10,000
FHLB Fixed rate advance with outstanding rate of 4.77%, maturing May 19, 2025	-		10,000
FHLB Fixed rate advance with outstanding rate of 3.63%, maturing March 7, 2028 [1]	10,000		-
FHLB Fixed rate advance with outstanding rate of 3.46%, maturing June 26, 2028 [1]	10,000		-
FHLB Fixed rate advance with outstanding rate of 3.38%, maturing August 7, 2028 [1]	-		10,000
FHLB Fixed rate advance with outstanding rate of 3.84%, maturing February 28, 2029 [1]	15,000		15,000
FHLB Fixed rate advance with outstanding rate of 3.74%, maturing February 28, 2029 [1]	10,000		10,000
FHLB Fixed rate advance with outstanding rate of 3.22%, maturing August 7, 2029 [1]	-		10,000
Total	$ 45,000	$	65,000

(1) FHLB retains puttable option to call these advances after a period of time.

At December 31, 2025, scheduled maturities of borrowed funds were as follows:

	(Dollars in thousands)
2026	$ -
2027	-
2028	20,000
2029	25,000
2030	-
Total	$ 45,000

The Company has available liquidity of $876.0 million including borrowing capacity from the FHLB and Federal Reserve facilities and other sources. The Company also maintains a $25.0 million line of credit with the Federal Home Loan Bank of Indianapolis. The Company did not have a balance on the line of credit with the FHLB at December 31, 2025, or as of December 31, 2024. The Company did not utilize the borrowing capacity available through the Federal Reserve discount window at December 31, 2025 or December 31, 2024. The Company did not have other borrowings at December 31, 2025, or as of December 31, 2024.

Fixed rate advances are payable at maturity, with a prepayment penalty. The advances were collateralized by mortgage loans with a carrying value totaling approximately $380.7 million at December 31, 2025. FHLB retains puttable option to call some of these advances 6 to 12 months after issuance.

At December 31, 2025, the Bank had available approximately $673.9 million in credit lines with various money center banks, including the FHLB and Federal Reserve.

The Bank uses federal funds purchased and repurchase agreements as sources of short-term wholesale funding. Federal funds generally mature within one day. Repurchase agreements consist of variable rate sweeps which mature daily as well as fixed rate term agreements that generally mature within 12 months. Repurchase agreements decreased from $40.1 million at December 31, 2024 to $39.7 million at December 31, 2025 The repurchase agreements are secured by municipal securities and collateralized mortgage obligations and residential mortgage-backed securities, under the Bank's control. At December 31, 2025 and December 31, 2024, the Bank had investment securities with a carrying value of $47.2 million and

$57.8 million pledged as collateral for the repurchase agreements, and the fair value of the collateral approximated its carrying value.

			(Dollars in thousands)	
		2025		2024
Federal funds purchased and repurchase agreements:				
Ending balance	$	39,703	$	40,116
Average balance during the year		43,444		41,506
Maximum month-end balance during the year		51,957		44,058
Average interest rate during the year		3.29 %		3.85 %
Average interest rate at year end		3.88 %		3.51 %

Note 9 – Employees' Benefit Plans

The Company maintains an Unqualified Deferred Compensation Plan. The purpose of the UDC Plan is to provide deferred compensation to key senior management employees of the Company in order to recognize their substantial contributions to the Bank and provide them with additional financial security as inducement to remain with the Bank. The Compensation Committee selects which persons shall be participants in the UDC Plan. Participants' accounts are credited each year with an amount based on a formula involving the participant's employer funded contributions under all qualified plans and the limitations imposed by Internal Revenue Code subsection 401(a)(17) and Code section 415. The unqualified deferred compensation plan liability at December 31, 2025 and 2024 was approximately $193 thousand and $229 thousand, respectively. The UDC Plan expense amounted to approximately $8 thousand for 2025 and $12 thousand for 2024.

Directors have deferred some of their fees in consideration of future payments. Fee deferrals, including interest, totaled approximately $66 thousand and $85 thousand for 2025 and 2024, respectively. The deferred fee liability at December 31, 2025 and 2024 was approximately $1.3 million and $1.4 million, respectively.

Note 10 - Stock Based Compensation

The Company replaced its expired 2015 Stock Option and Incentive Plan with a new equity incentive plan named the Finward Bancorp 2025 Omnibus Equity Incentive Plan, which was adopted by the Company's Board of Directors on March 21, 2025, and approved by the Company's shareholders on May 22, 2025. The maximum number of shares of common stock cumulatively available for issuance under the 2025 Omnibus Plan is 265,174 shares. Awards granted under the Plan may be in the form of incentive stock options, non-qualified stock options, restricted stock, unrestricted stock, restricted stock units, performance shares, stock appreciation rights, or any combination thereof, as provided in the Plan. Unvested awards granted under the prior plan will continue to be governed by the terms of the award agreements entered into with the participants under the prior plan. Shares of common stock underlying awards granted under the prior plan that expire, terminate, or are canceled or forfeited under the terms of the prior plan will be available for issuance under the new plan.

As required by the Stock Compensation Topic, companies are required to record compensation cost for stock options and awards provided to employees in return for employment service. For the year ended December 31, 2025, stock based compensation expense of $447 thousand was recorded, compared to $565 thousand for the year ended December 31, 2024. It is anticipated that current outstanding unvested awards will result in additional compensation expense of approximately $566 thousand with a weighted average life of 2.4 years.

Restricted stock awards are issued with an award price equal to the market price of the Company's common stock on the award date and vest in one year after the grant date for independent directors and in full three years after the grant date for employees. Forfeiture provisions exist for personnel that separate employment before the vesting period expires. A summary of restricted stock activity under the Company's Plan described above for the year ended December 31, 2025, follows:

Non-vested Shares	Shares	Weighted Average Grant Date Fair Value
Non-vested at January 1, 2025	44,570	$ 36.74
Granted	20,321	27.08
Vested	(17,722)	27.50
Forfeited	(1,833)	28.53
Non-vested at December 31, 2025	45,336	$ 36.36

Note 11 – Regulatory Capital

The Bank is subject to regulatory capital guidelines adopted by the FDIC. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet various capital requirements can initiate regulatory action. Prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At December 31, 2025, and 2024, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category.

In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions by the institution and certain discretionary bonus payments to management if an institution does not hold a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements.

In addition, the following table shows that, at December 31, 2025 and December 31, 2024, the Bank's capital exceeded all applicable regulatory capital requirements as set forth in 12 C.F.R. § 324.

(Dollars in thousands) December 31, 2025	Actual		Minimum Required For Capital Adequacy Purposes		Minimum Required To Be Well Capitalized Under Prompt Corrective Action Regulations	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Common equity tier 1 capital to risk-weighted assets	$ 186,214	11.86%	$ 70,626	4.50%	$ 102,016	6.50%
Tier 1 capital to risk-weighted assets	$ 186,214	11.86%	$ 94,168	6.00%	$ 125,558	8.00%
Total capital to risk-weighted assets	$ 205,472	13.09%	$ 125,558	8.00%	$ 156,947	10.00%
Tier 1 leverage ratio	$ 186,214	8.93%	$ 83,379	4.00%	$ 104,223	5.00%

(Dollars in thousands)	Actual		Minimum Required For Capital Adequacy Purposes		Minimum Required To Be Well Capitalized Under Prompt Corrective Action Regulations	
December 31, 2024	Amount	Ratio	Amount	Ratio	Amount	Ratio
Common equity tier 1 capital to risk-weighted assets	$ 179,625	11.26%	$ 71,771	4.50%	$ 103,670	6.50%
Tier 1 capital to risk-weighted assets	$ 179,625	11.26%	$ 95,695	6.00%	$ 127,594	8.00%
Total capital to risk-weighted assets	$ 194,499	12.19%	$ 127,594	8.00%	$ 159,492	10.00%
Tier 1 leverage ratio	$ 179,625	8.47%	$ 84,854	4.00%	$ 106,068	5.00%

The Company's ability to pay dividends to its shareholders is largely dependent upon the Bank's ability to pay dividends to the Company. Under Indiana law, the Bank may pay dividends from its undivided profits (generally, earnings less losses, bad debts, taxes and other operating expenses) as is considered expedient by the Bank's Board of Directors. However, the Bank must obtain the approval of the DFI if the total of all dividends declared by the Bank during the current year, including the proposed dividend, would exceed the sum of retained net income for the year to date plus its retained net income for the previous two years. For this purpose, "retained net income," means net income as calculated for call report purposes, less all dividends declared for the applicable period. An exemption from DFI approval would require that the Bank have been assigned a composite uniform financial institutions rating of 1 or 2 as a result of the most recent federal or state examination; the proposed dividend would not result in a Tier 1 leverage ratio below 7.5%; and that the Bank not be subject to any corrective action, supervisory order, supervisory agreement, or board approved operating agreement. In addition, under the terms of the MOU, the Bank must seek regulatory approval prior to paying cash dividends. The MOU documents an understanding among the Bank, the FDIC, and DFI that, among other things, the Bank will: refrain from paying cash dividends without prior regulatory approval. Moreover, the FDIC and the Federal Reserve Board may prohibit the payment of dividends if it determines that the payment of dividends would constitute an unsafe or unsound practice in light of the financial condition of the Bank. The aggregate amount of dividends that the Bank was eligible to declare in 2025, without the need for qualifying for a further exemption or prior DFI approval, was its 2025 net income. On December 3, 2025, the Board of Directors of the Company declared the most recent quarterly dividend of $0.12 per share. The Company's quarterly dividend was paid to shareholders on December 30, 2025 to shareholders of record on December 17, 2025.

Note 12 - Earnings per Share

Earnings per common share is computed by dividing net income by the weighted-average number of common shares outstanding. A reconciliation of the numerators and denominators of the basic and diluted earnings per common share computations for the years ended December 31, 2025 and 2024, are as follows:

	Year ended December 31,	
(dollars in thousands except per share data)	2025	2024
Basic earnings per common share:		
Net income as reported	$ 8,087	$ 12,130
Weighted average common shares outstanding—basic	4,271,350	4,259,570
Basic earnings per common share	$ 1.89	$ 2.85
Diluted earnings per common share:		
Net income as reported	$ 8,087	$ 12,130
Weighted average common shares outstanding	4,271,350	4,259,570
Add: Dilutive effect of unvested restricted stock awards	20,708	15,063
Weighted average common shares outstanding—diluted	4,292,058	4,274,633
Diluted earnings per common share	$ 1.88	$ 2.84

Note 13 – Related Party Transactions

The Company had aggregate loans outstanding to directors and executive officers of approximately $4.1 million at December 31, 2025, and approximately $4.4 million at December 31, 2024. For the years ended December 31, 2025 and 2024, the following activity occurred on these loans:

(Dollars in thousands)	2025	2024
Aggregate balance at the beginning of the year	$ 4,445	$ 4,832
New loans	126	-
Repayments	(445)	(387)
Aggregate balance at the end of the year	$ 4,126	$ 4,445

Deposits from directors and executive officers totaled approximately $1.1 million and $3.8 million at December 31, 2025, and 2024, respectively.

Note 14 – Commitments and Contingencies

The Company is a party to financial instruments in the normal course of business to meet the financing needs of its customers. These financial instruments, which include commitments to make loans and standby letters of credit, are not reflected in the accompanying consolidated financial statements. Such financial instruments are recorded when they are funded.

The Company's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to originate loans and standby letters of credit is represented by the contractual amount of those instruments. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. The Company uses the same credit policy to make such commitments as it uses for on-balance sheet items. Since commitments to make loans may expire without being used, the amount does not necessarily represent future cash commitments.

The following table represents the commitments to extend credit and standby letters of credit as of December 31, 2025 and December 31, 2024, respectively:

(Dollars in thousands)	December 31, 2025	December 31, 2024
Commitments to extend credit	$ 254,012	$ 228,461
Standby letters of credit	15,159	14,078
Total	$ 269,171	$ 242,539

Note 15 – Derivative Financial Instruments

The Company uses derivative financial instruments to help manage exposure to interest rate risk and the effects that changes in interest rates may have on net income and the fair value of assets and liabilities. The Company has certain interest rate derivative positions that are not designated as hedging instruments. Derivative assets and liabilities are recorded at fair value on the Consolidated Balance Sheet and do not take into account the effects of master netting agreements. Master netting agreements allow the Company to settle all derivative contracts held with a single counterparty on a net basis, and to offset net derivative positions with related collateral, where applicable. These derivative positions relate to transactions in which the Company enters into an interest rate swap with a client while at the same time entering into an offsetting interest rate swap with another financial institution. In connection with each transaction, the Company agrees to pay interest to the client on a notional amount at a variable interest rate and receive interest from the client on the same notional amount at a fixed interest rate. At the same time, the Company agrees to pay another financial institution the same fixed interest rate on the same notional amount and receive the same variable interest rate on the same notional amount. The transaction allows the client to effectively convert a variable rate loan to a fixed rate. Because the terms of the swaps with the customers and the other financial institutions offset each other, with the only difference being counterparty credit risk, changes in the fair value of the underlying derivative contracts are not materially different and do not significantly impact the Company's results of operations.

The Company enters into commitments to originate loans whereby the interest rate on the loan is determined prior to funding (i.e., interest rate lock commitment). The interest rate lock commitments are considered derivatives and are recorded on the accompanying consolidated balance sheets at fair value in accordance with FASB ASC 815, Derivatives and Hedging.

The following table shows the amounts of non-hedging derivative financial instruments:

	December 31, 2025				
		Asset derivatives		Liability derivatives	
(Dollars in thousands)	Notional or contractural amount	Statement of Financial Condition classification	Fair value	Statement of Financial Condition classification	Fair value
Interest rate swap contracts	$ 96,275	Other assets	$ 3,641	Other liabilities	$ 3,641
Interest rate lock commitments	2,939	Other assets	50	N/A	-
Total	$ 99,214		$ 3,691		$ 3,641

	December 31, 2024				
		Asset derivatives		Liability derivatives	
(Dollars in thousands)	Notional or contractural amount	Statement of Financial Condition classification	Fair value	Statement of Financial Condition classification	Fair value
Interest rate swap contracts	$ 89,964	Other assets	$ 5,486	Other liabilities	$ 5,486
Interest rate lock commitments	1,426	Other assets	24	N/A	-
Total	$ 91,390		$ 5,510		$ 5,486

The following table shows the amounts included in the Statements of Income for non-hedging derivative financial instruments:

		Year Ended December 31,	
(Dollars in thousands)	Statement of Income Classification	2025	2024
Interest rate swap contracts	Fees and service charges	$ 199	$ 276
Interest rate lock commitments	Gain on sale of loans held-for-sale, net	(33)	47
Total		$ 166	$ 323

The following table shows the offsetting of financial assets and derivative assets:

(Dollars in thousands)	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Gross Amounts not Offset in the Statement of Financial Condition: Financial Instruments	Gross Amounts not Offset in the Statement of Financial Condition: Cash Collateral Received	Net Amount
December 31, 2025						
Interest rate swap contracts	$ 3,641	$ -	$ 3,641	$ -	$ 1,900	$ 1,741
Interest rate lock commitments	50	-	50	-	-	50
Total	$ 3,691	$ -	$ 3,691	$ -	$ 1,900	$ 1,791

(Dollars in thousands)	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Gross Amounts not Offset in the Statement of Financial Condition: Financial Instruments	Gross Amounts not Offset in the Statement of Financial Condition: Cash Collateral Received	Net Amount
December 31, 2024						
Interest rate swap contracts	$ 5,486	$ -	$ 5,486	$ -	$ 5,120	$ 366
Interest rate lock commitments	82	-	82	-	-	82
Total	$ 5,568	$ -	$ 5,568	$ -	$ 5,120	$ 448

The following table shows the offsetting of financial liabilities and derivative liabilities:

(Dollars in thousands)	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Gross Amounts not Offset in the Statement of Financial Condition: Financial Instruments	Gross Amounts not Offset in the Statement of Financial Condition: Cash Collateral Pledged	Net Amount
December 31, 2025						
Interest rate swap contracts	$ 3,641	$ -	$ 3,641	$ -	$ -	$ 3,641

(Dollars in thousands)	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Gross Amounts not Offset in the Statement of Financial Condition		Net Amount
				Financial Instruments	Cash Collateral Pledged	
December 31, 2024						
Interest rate swap contracts	$ 5,486	$ -	$ 5,486	$ -	$ -	$ 5,486

Note 16 - Fair Value

The Fair Value Measurements Topic establishes a hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Topic describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of securities available-for-sale are determined on a recurring basis by obtaining quoted prices on nationally recognized securities exchanges or pricing models utilizing significant observable inputs such as matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities, but rather by relying on the securities' relationship to other benchmark quoted securities. Different judgments and assumptions used in pricing could result in different estimates of value. In certain cases where market data is not readily available because of a lack of market activity or little public disclosure, values may be based on unobservable inputs and classified in Level 3 of the fair value hierarchy.

The Company's subordination for each collateralized debt obligation is calculated by taking the total performing collateral and subtracting the sum of the total collateral within the Company's class and the total collateral within all senior classes, and then stating this result as a percentage of the total performing collateral. This measure is an indicator of the level of collateral that can default before potential cash flow disruptions may occur. In addition, management calculates subordination assuming future collateral defaults by utilizing the default/deferral assumptions in the Company's impairment analysis. Subordination assuming future default/deferral assumptions is calculated by deducting future defaults from the current performing collateral. At December 31, 2025 and December 31, 2024, management reviewed the subordination levels for each security in context of the level of current collateral defaults and deferrals within each security; the potential for additional defaults and deferrals within each security; the length of time that the security has been in "payment in kind" status; and the Company's class position within each security.

At December 31, 2025 and December 31, 2024, the collateralized debt obligations with a cost basis of $2.1 million and $2.2 million have been placed in "payment in kind" status. The Company's securities that are classified as "payment in kind" are a result of not receiving the scheduled quarterly interest payments. For the securities in "payment in kind" status, management anticipates to receive the unpaid contractual interest payments from the issuer, because of the self- correcting cash flow waterfall provisions within the structure of the securities. When a tranche senior to the Company's position fails the coverage test, the Company's interest cash flows are paid to the senior tranche and recorded as a reduction of principal. The coverage test represents an over collateralization target by stating the balance of the performing collateral as a percentage of the balance of the Company's tranche, plus the balance of all senior tranches. The principal reduction in the senior tranche continues until the appropriate coverage test is passed. As a result of the principal reduction in the senior tranche, more cash is available for future payments to the Company's tranche. Management will not capitalize the "payment in kind" interest payments to the book value of the securities and will keep these securities in nonaccrual status until the quarterly interest payments resume.

The fair value of the Company's interest rate swap contracts, both assets and liabilities, are valued by a third- party pricing agent using an income approach and are classified within Level 2 of the valuation hierarchy.

The fair value of the Company's interest rate lock commitments is based on the price of the underlying loans expected to be sold to an investor while taking into consideration the probability the rate lock commitments will close and are classified within Level 2 of the valuation hierarchy. The Company utilized a third-party pricing service for classifying and valuing the fair value of collateralized debt obligations held. These securities were categorized as unobservable Level 3 and priced using an Option-Adjusted Discounted Cash flow model to value these securities. The significant inputs to this model include prepayment speed, default rate, and loss severity.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

There were no transfers to or from Levels 1 and 2 during the year ended December 31, 2025 and the year ended December 31, 2024. Changes in Level 3 assets relate to the result of change in estimated fair values, payments received, and sales of securities that have been classified as Level 3 during the year ended December 31, 2025 and all of 2024. Assets measured at fair value on a recurring basis are summarized below:

| | | Fair Value Measurements at December 31, 2025 Using | | |
(Dollars in thousands)	Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Interest rate swap contracts	$ 3,641	$ -	$ 3,641	$ -
Interest rate lock commitments	50	-	50	-
Available-for-sale debt securities:				
U.S. government agency securities	8,466	-	8,466	-
Collateralized mortgage obligations and residential mortgage-backed securities	104,665	-	104,665	-
Municipal securities	201,214	-	201,214	-
Collateralized debt obligations	1,882	-	-	1,882
Total securities available-for-sale	$ 316,227	$ -	$ 314,345	$ 1,882
Liabilities:				
Interest rate swap contracts	$ 3,641	$ -	$ 3,641	$ -

(Dollars in thousands)	Estimated Fair Value		Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
Fair Value Measurements at December 31, 2024 Using							
Assets:							
Interest rate swap contracts	$	5,486	$	-	$	5,486	$	-
Interest rate lock commitments		82		-		82		-
Available-for-sale debt securities:							
U.S. government agency securities		8,061		-		8,061		-
Collateralized mortgage obligations and residential mortgage-backed securities		109,325		-		109,325		-
Municipal securities		214,749		-		214,749		-
Collateralized debt obligations		1,419		-		-		1,419
Total securities available-for-sale	$	333,554	$	-	$	332,135	$	1,419
Liabilities:							
Interest rate swap contracts	$	5,486	$	-	$	5,486	$	-

A reconciliation of available-for-sale securities, which require significant adjustment based on unobservable data, are presented in the following table:

(Dollars in thousands)	Estimated Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Available-for-sale securities
Beginning balance, January 1, 2025	$ 1,419
Principal payments	(15)
Total unrealized gains, included in other comprehensive income (loss)	478
Ending balance, December 31, 2025	$ 1,882
Beginning balance, January 1, 2024	$ 1,357
Principal payments	(14)
Total unrealized gains, included in other comprehensive income (loss)	76
Ending balance, December 31, 2024	$ 1,419

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

Collateral dependent loans are carried the fair value of the underlying collateral, based on the most recent independent appraisals or evaluations, adjusted for current market conditions and property-specific factors. These measurements are classified as Level 3 due to the use of significant unobservable inputs. Other real estate owned are measured at fair value less costs to sell and are classified as Level 3.

Assets measured at fair value on a non-recurring basis are summarized below:

		Fair Value Measurements at December 31, 2025 Using		
(Dollars in thousands)	Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Collateral dependent loans	$ 6,535	$ -	$ -	$ 6,535
Other real estate owned	$ 89	$ -	$ -	$ 89

		Fair Value Measurements at December 31, 2024 Using		
(Dollars in thousands)	Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Collateral dependent loans	$ 1,496	$ -	$ -	$ 1,496

Significant (Level 3) Inputs

The following tables present quantitative information about unobservable inputs used in recurring and nonrecurring Level 3 fair value measurements.

(Dollars in thousands)	Fair Value at December 31, 2025	Valuation Technique	Significant Unobservable Inputs	Range	Weighted-Average
Collateralized debt obligations	$ 1,882	Discounted cash flow model	Default rates, loss severity assumptions, discount rates	7.9% - 11.2%	9.6 %
Collateral dependent loans	$ 6,535	Fair Value of Collateral	Discount for type of property and current market conditions	0.0% - 80.0%	8.6 %
Other real estate	$ 89	Fair Value of Collateral	Discount for type of property and current market conditions	— %	— %

1) At December 31, 2025, there was only one property, so no range or weighted-average range is reported.

(Dollars in thousands)	Fair Value at December 31, 2024	Valuation Technique	Significant Unobservable Inputs	Range	Weighted-Average
Collateral dependent loans	$ 1,496	Fair Value of Collateral	Discount for type of property and current market conditions	—% - 80%	8 %

The following table shows carrying values and related estimated fair values of financial instruments not carried at fair value in the consolidated balance sheets as of the dates indicated. Estimated fair values are further categorized by the inputs used to measure fair value. Items that are not financial instruments are not included.

	December 31, 2025		Estimated Fair Value Measurements at December 31, 2025 Using		
(Dollars in thousands)	Carrying Value	Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:					
Cash and cash equivalents	$ 119,647	$ 119,647	$ 119,647	$ -	$ -
Loans held-for-sale	1,096	1,124	-	1,124	-
Loans receivable, net	1,450,387	1,403,061	-	-	1,403,061
Federal Home Loan Bank stock	6,547	6,547	-	6,547	-
Accrued interest receivable	7,781	7,781	-	7,781	-
Financial liabilities:					
Non-interest bearing deposits	267,441	267,441	267,441	-	-
Interest bearing deposits	1,459,530	1,458,116	959,939	498,177	-
Federal funds purchased and repurchase agreements	39,703	39,671	37,717	1,954	-
Borrowed funds	45,000	44,921	-	44,921	-
Accrued interest payable	958	958	-	958	-

	December 31, 2024		Estimated Fair Value Measurements at December 31, 2024 Using		
(Dollars in thousands)	Carrying Value	Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:					
Cash and cash equivalents	$ 70,584	$ 70,584	$ 70,584	$ -	$ -
Loans held-for-sale	1,253	1,277	-	1,277	-
Loans receivable, net	1,492,065	1,435,148	-	-	1,435,148
Federal Home Loan Bank stock	6,547	6,547	-	6,547	-
Accrued interest receivable	7,721	7,721	-	7,721	-
Financial liabilities:					
Non-interest bearing deposits	263,324	263,324	263,324	-	-
Interest bearing deposits	1,497,242	1,496,638	936,989	559,649	-
Repurchase agreements	40,116	39,960	32,364	7,596	-
Borrowed funds	65,000	63,432	-	63,432	-
Accrued interest payable	620	620	-	620	-

The following methods were used to estimate the fair value of financial instruments presented in the preceding table at December 31, 2025 and December 31, 2024:

Cash and cash equivalent carrying amounts approximate fair value. The fair values of securities available-for-sale are obtained from broker pricing (Level 2), with the exception of collateralized debt obligations, which are valued by a third-party specialist (Level 3). Loans held-for-sale comprise residential mortgages and are priced based on values established by the secondary mortgage markets (Level 2). The estimated fair value for net loans receivable is based on the exit price notion which is the exchange price that would be received to transfer the loans at the most advantageous market price in an orderly transaction between market participants on the measurement date (Level 3). Federal Home Loan Bank stock is estimated at book value due to restrictions that limit the sale or transfer of the security. Interest rate swap agreements, both assets and liabilities, are valued by a third-party pricing agent using an income approach (Level 2). Fair values of accrued interest receivable and payable approximate book value, as the carrying values are determined using the observable interest rate, balance, and last payment date.

Non-interest and interest bearing deposits, which include checking, savings, and money market deposits, are estimated to have fair values based on the amount payable as of the reporting date (Level 1). The fair value of fixed-maturity certificates of deposit (included in interest bearing deposits) are based on estimates of the rate the Company would pay on similar deposits, applied for the time period until maturity (Level 2). Estimated fair values for short-term repurchase agreements, which represent sweeps from demand deposits to accounts secured by pledged securities, are estimated based on the amount payable as of the reporting date (Level 1). Longer-term repurchase agreements, with contractual maturity dates of quarter or more, are based on estimates of the rate the Company would pay on similar deposits, applied for the time period until maturity (Level 2). Federal funds purchased carrying is a reasonable estimate of fair value because of the relatively short time between the origination of the instrument and its expected realization (Level 2). Short-term borrowings are generally only held overnight, therefore, their carrying amount is a reasonable estimate of fair value (Level 1). The fair value of FHLB Advances are estimated by discounting the future cash flows using quoted rates from the FHLB for similar advances with similar maturities (Level 2). The estimated fair value of other financial instruments, and off-balance sheet loan commitments, approximate cost and are not considered significant to this presentation.

Note 17 – Parent Company Only Financial Statements

Balance Sheets

(Dollars in thousands)	December 31, 2025		December 31, 2024	
Assets				
Cash on deposit with Peoples Bank	$	524	$	3,904
Investment in Peoples Bank		173,490		150,543
Other assets		649		215
Total assets	$	174,663	$	154,662
Liabilities and stockholders' equity				
Dividends payable	$	-	$	518
Other liabilities		-		2,730
Total liabilities		-		3,248
Additional paid in capital		70,331		70,034
Accumulated other comprehensive income (loss)		(41,662)		(58,084)
Retained earnings		145,994		139,464
Total stockholders' equity		174,663		151,414
Total liabilities and stockholders' equity	$	174,663	$	154,662

Statements of Income

(Dollars in thousands)	Year Ended December 31,			
	2025		2024	
Dividends from Peoples Bank	$	1,038	$	-
Non-interest income		4		-
Operating expenses		(67)		(65)
Income before income taxes and equity in undistributed income of Peoples Bank		975		(65)
Income tax expense (benefit)		(22)		(12)
Income before equity in undistributed income of Peoples Bank		997		(53)
Equity in undistributed income of Peoples Bank		7,090		12,183
Net income	$	8,087	$	12,130

Statements of Cash Flows

(Dollars in thousands)	Year Ended December 31,			
	2025		2024	
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net income	$	8,087	$	12,130
Adjustments to reconcile net income to net cash provided by operating activities:				
Distributions in excess of income (equity in undistributed income):				
Peoples Bank		(7,090)		(12,183)
Change in intercompany payable		(2,176)		2,176
Change in other assets		(434)		303
Change in other liabilities		(60)		(213)
Total adjustments		(9,760)		(9,917)
Net cash provided by (used in) operating activities		(1,673)		2,213
CASH FLOWS FROM INVESTING ACTIVITIES:				
Net cash provided by (used in) investing activities		-		-
CASH FLOWS FROM FINANCING ACTIVITIES:				
Dividends paid		(1,557)		(2,069)
Net surrender value of restricted stock awards		(150)		(86)
Net cash provided by (used in) financing activities		(1,707)		(2,155)
Net change in cash on deposit with Peoples Bank		(3,380)		58
Cash on deposit at Peoples Bank at beginning of period		3,904		3,846
Cash on deposit at Peoples Bank at end of period	$	524	$	3,904
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION				
Cash paid during the period for:				
Income taxes	$	150	$	415
Dividends declared not paid		-		518

Note 18 - Leases

Under ASC 842, operating lease expense is generally recognized on a straight-line basis over the term of the lease. On February 22, 2024, the Bank closed its previously announced sale-leaseback transaction with MountainSeed Real Estate Services, LLC, pursuant to which the Bank sold to the Buyer five properties owned and operated as branch locations for an aggregate purchase price of $17.2 million, including customary closing adjustments. Under the Sale Agreement, the Bank also entered into triple net lease agreements with the Buyer under which the Bank leases each of the Properties, and pursuant to which the Bank is responsible for the insurance, real estate taxes, and maintenance and repairs for each of the properties. Each of the Lease Agreements became effective upon the closing of the sale-leaseback transaction and have an initial term of 15 years. The Bank's obligations under the Lease Agreements are guaranteed by the Company.

As the rate implicit in the leases generally is not readily determinable for our operating leases, the discount rates used to determine the present value of our lease liability are based on our incremental borrowing rate at the lease commencement date and commensurate with the remaining lease term. Our incremental borrowing rate for a lease is the rate of interest we would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. Leases with an initial term of 12 months or less are not recorded on the balance sheet and are excluded from our weighted-average remaining lease term.

The following table summarizes supplemental cash flow and other information related to our operating leases:

| | Year Ended December 31, | |
(Dollars in thousands)	2025	2024
Gain on sale-leaseback transaction, net	$ -	$ (11,772)
Operating cash flows		
Cash paid for amounts included in the measurement of lease liabilities for leases	1,603	1,360
ROU assets obtained in exchange for lease liabilities - operating leases[1]	-	16,140
Weighted-average remaining lease terms (in years) - operating leases	13	14
Weighted-average discount rate - operating leases	7.65%	7.67%
Variable lease payments	$ 279	$ 279
Operating lease costs	1,923	1,488
Total lease costs[2]	$ 2,202	$ 1,767

(1) Right of Use Asset included in Premises and equipment on the consolidated balance sheet
(2) Included in occupancy and equipment costs on the consolidated statements of income

The following table represents the maturity of the Company's operating lease liabilities as of December 31, 2025:

(Dollars in thousands)
Maturity Analysis

2026	1,622
2027	1,657
2028	1,692
2029	1,679
2030	1,688
Thereafter	15,110
Total	23,448
Less: Present value discount	(8,917)
Lease liability	$ 14,531

At December 31, 2025, operating lease right of use assets were $15.1 million and included in premises and equipment on the consolidated balance sheet. Operating lease liabilities of $14.5 million were included in other liabilities on the consolidated balance sheet.

Note 19 – Segments

The Company operates as a single reportable segment that derives its revenue primarily from the business of banking. The Company's financial performance is monitored on a consolidated basis by the CEO, who is considered to be the CODM. This review is supported by the Chief Financial Officer, Chief Revenue Officer, and Chief Operating Officer. Financial performance is reported to the CODM monthly. The presentation of financial performance to the CODM is consistent with amounts and financial statement line items shown in the Company's consolidated balance sheets and consolidated statements of income. Additionally, the Company's significant expenses are adequately segmented by category and amount in the consolidated statements of income to include all significant items when considering both qualitative and quantitative factors. Significant expenses of the Company include compensation and benefits, net occupancy expense, equipment costs, data processing fees, and professional fees.

All of the Company's financial results are similar and considered by management to be aggregated into one reportable operating segment. The Company's revenue is primarily derived from the business of banking and the Company's CODM evaluates financial performance on a consolidated Company-wide basis. Accordingly, all of the Company's operations are considered by management to be aggregated in one reportable operating segment. The CODM uses net income to evaluate income generated from segment assets, compare performance to peer banks, and monitor budget-to-actual results. The CODM also is regularly provided with, and reviews, expense information at a level consistent with that disclosed in the Company's financial statements, including its significant expense categories, such as interest expense, provision for credit losses, salaries, employee benefits, and marketing.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There are no items reportable under this item.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) promulgated under the Securities and Exchange Act of 1934, as amended, as of December 31, 2025. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2025, the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms and such information is accumulated and communicated to the Company's management, including its principal executive and principal financial officers as appropriate to allow timely decisions regarding required disclosure.

There were no changes in the Company's internal control over financial reporting during the year ended December 31, 2025, that have materially affected or are reasonably likely to affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is a process designed under the supervision of the Company's Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

As of December 31, 2025, management assessed the effectiveness of the Company's internal control over financial reporting based on the framework established in the "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has determined that the Company's internal control over financial reporting was effective as of December 31, 2025, based on the criteria specified.

This Annual Report on Form 10-K does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to Securities and Exchange Commission rules that permit the Company to provide only management's report in this annual report.

Item 9B. Other Information

During the three months ended December 31, 2025, no director or officer (as defined in Rule 16a-1(f) under the Exchange Act) of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

On March 25, 2026, the Bancorp and the Bank entered into an amended and restated employment agreement with Benjamin J. Bochnowski, the President and Chief Executive Officer of the Bancorp and the Chief Executive Officer of the Bank. The agreement became effective upon signing and amended and restated his prior employment agreement, as amended, in its entirety.

Under his amended and restated employment agreement, Mr. Bochnowski will receive a base salary, will be eligible for an annual cash incentive award, as well as annual grants of equity-based incentives, where all incentive compensation is subject to the discretion of the Board of Directors. The agreement also provides that, if Mr. Bochnowski is discharged without "cause" or he resigns for "good reason" (each as defined in the agreement), or in the event of his death, in each case other than during the two-year period after a change of control of the Bancorp or the Bank, then the Bank will pay Mr. Bochnowski, or his heirs or estate as the case may be, the following benefits: (i) any accrued unused vacation, expense reimbursements, and other cash entitlements due to him as of the date of termination (the "Accrued Obligations"); (ii) a lump sum amount equal to two times his then-current base salary; (iii) group health plan continuation coverage under COBRA; (iv) payment of any pro-rata annual performance bonus for the year of termination based on actual achievement of established performance metrics; and (v) the cost of outplacement services. If Mr. Bochnowski is discharged without cause or he resigns for good reason during the two-year period after a change of control of the Bancorp or the Bank, then the Bank will pay Mr. Bochnowski the following benefits: (i) the Accrued Obligations; (ii) a lump sum amount equal to two and one-half times his "base compensation" (which is defined as the sum of (x) the greater of his then-current base salary or his base salary as of immediately prior to the change of control, plus (y) the greater of his target annual bonus for the year including the date of termination or his target annual bonus for the year including the day immediately preceding the effective date of the change of control); (iii) group health plan continuation coverage under COBRA; and (iv) the cost of outplacement services. In addition, the agreement provides that, in the event that the payments or benefits provided in connection with a change of control constitute "excess parachute payments" within the meaning of Section 280G of the Internal Revenue Code and would be subject to the excise tax imposed by Section 4999, then Mr. Bochnowski's payments shall be either (a) delivered in full, or (b) delivered as to such lesser extent as would result in no portion of such payments being subject to the excise tax, whichever of the foregoing amounts, taking into account the applicable federal, state, and local income taxes and the excise tax, results in the receipt by Mr. Bochnowski on an after-tax basis of the greatest amount of payments, notwithstanding that all or some portion of such payments may be taxable under Section 4999. Also, the amended and restated agreement provides for post-employment noncompetition restrictions that extend for a period of twelve months, and nonsolicitation restrictions that extend for a period of eighteen months, following any termination of employment.

The foregoing description of the amended and restated employment agreement is a summary and is qualified in its entirety by reference to the terms of the agreement, which is attached to this Annual Report on Form 10-K as Exhibit 10.14 and incorporated by reference herein.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable

Item 10. Directors, Executive Officers and Corporate Governance

The information contained under the sections captioned "Proposal 1 - Election of Directors," "Corporate Governance - Board Committees," "Security Ownership by Certain Beneficial Owners and Management," "Delinquent Section 16(a) Reports," "Corporate Governance – Insider Trading Policy," and "Corporate Governance - Code of Ethics" in the Company's definitive Proxy Statement for the 2026 Annual Meeting of Shareholders is incorporated herein by reference. Information regarding the Company's executive officers is included under Item 4.5 captioned "Executive Officers of the Bancorp" at the end of Part I hereof and is incorporated herein by reference, in accordance with General Instruction G(3) to Form 10-K and the Instruction to Item 401 of Regulation S-K.

Item 11. Executive Compensation

The information contained under the section captioned "Executive Compensation" in the Company's definitive Proxy Statement for its 2026 Annual Meeting of Shareholders is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information contained within the Company's definitive Proxy Statement for the 2026 Annual Meeting of Shareholders, under the section captioned "Security Ownership by Certain Beneficial Owners and Management," and the table providing information on the Company's director nominees and continuing directors in the section captioned "Proposal 1 - Election of Directors," is incorporated herein by reference.

Equity Compensation Plan Information

The following table provides certain information as of December 31, 2025 with respect to the Company's existing equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column a) (c)
Equity compensation plans approved by security holders	-	$ -	276,094
Total	-	$ -	276,094

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information contained under the sections captioned "Transactions with Related Persons" and "Corporate Governance-Director Independence," and the information contained in the "Summary Compensation Table for 2025" under the section captioned "Executive Compensation," in the Company's definitive Proxy Statement for its 2026 Annual Meeting of Shareholders, is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services (Forvis Mazars, LLP PCAOB 686, Indianapolis, IN)

The information contained under the section captioned "Independent Registered Public Accounting Firm's Services and Fees" in the Company's definitive Proxy Statement for its 2026 Annual Meeting of Shareholders, is incorporated herein by reference.

Item 15.   Exhibits and Financial Statement Schedules

(a) (1) Financial Statements:

	Page
Report of Independent Registered Public Accounting Firm	61
Consolidated Balance Sheets	63
Consolidated Statements of Income	64
Consolidated Statements of Comprehensive Income (Loss)	65
Consolidated Statements of Changes in Stockholders' Equity	66
Consolidated Statements of Cash Flows	67
Notes to Consolidated Financial Statements	68

(2) Financial Statement Schedules: Not Applicable.

(3) Exhibits:

The following consolidated financial statements of the Company and the reports of the Company's independent registered public accounting firm are included in Part II, Item 8 of this Form 10-K:

Exhibit Number	Description
2.1 @	Agreement and Plan of Merger by and among Finward Bancorp and Royal Financial, Inc. dated July 28, 2021 (incorporated herein by reference to Exhibit 2.1 of the Bancorp's Form 8-K dated July 29, 2021).
3.1	Restated Articles of Incorporation of Finward Bancorp (incorporated herein by reference to Exhibit 3.1 of the Bancorp's Form 8-K dated March 2, 2023).
3.2	Amended and Restated By-Laws of Finward Bancorp (Amended and Restated as of November 29, 2022) (incorporated herein by reference to Exhibit 3.2 of the Bancorp's Form 8-K dated December 2, 2022).
4.1	Description of the Registrant's Securities Registered under Section 12 of the Securities Exchange Act of 1934. (incorporated herein by reference to Exhibit 4.1 of the Bancorp's Form 10-K filed on March 30, 2023).
10.1*	Unqualified Deferred Compensation Plan for the Officers of Peoples Bank effective January 1, 2005 (incorporated herein by reference to Exhibit 10.1 of the Bancorp's Form 10-K filed on March 5, 2019).
10.2*	Amended Post 2004 Unfunded Deferred Compensation Plan for the Directors of Peoples Bank effective January 1, 2005 (incorporated herein by reference to Exhibit 10.2 of the Bancorp's Form 10-K filed on March 5, 2019).
10.3*	Amended and Restated 2015 Stock Option and Incentive Plan of Finward Bancorp (incorporated herein by reference to Exhibit 10.1 of the Bancorp's Form 8-K dated March 2, 2022).
10.4*	Form of Nonqualified Stock Option Agreement under the Amended and Restated Finward Bancorp 2015 Stock Option and Incentive Plan (incorporated herein by reference to Exhibit 10.4 of the Bancorp's Form 10-K filed on March 30, 2022).

10.5*	Form of Incentive Stock Option Agreement under the Amended and Restated Finward Bancorp 2015 Stock Option and Incentive Plan (incorporated herein by reference to Exhibit 10.5 of the Bancorp's Form 10-K filed on March 30, 2022).
10.6*	Form of Agreement for Restricted Stock under the Amended and Restated Finward Bancorp 2015 Stock Option and Incentive Plan. (incorporated herein by reference to Exhibit 10.6 of the Bancorp's Form 10-K filed on March 30, 2022).
10.7*	Finward Bancorp 2025 Omnibus Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 of the Bancorp's Form 8-K dated May 29, 2025).
10.8*	Form of Incentive Stock Option Award Agreement under Finward Bancorp 2025 Omnibus Equity Incentive Plan (incorporated herein by reference to Exhibit 10.2 of the Bancorp's Form 8-K dated May 29, 2025).
10.9*	Form of Non-Qualified Stock Option Award Agreement under Finward Bancorp 2025 Omnibus Equity Incentive Plan (incorporated herein by reference to Exhibit 10.3 of the Bancorp's Form 8-K dated May 29, 2025).
10.10*	Form of Restricted Stock Award Agreement under Finward Bancorp 2025 Omnibus Equity Incentive Plan (incorporated herein by reference to Exhibit 10.4 of the Bancorp's Form 8-K dated May 29, 2025).
10.11*	Form of Restricted Stock Units Award Agreement under Finward Bancorp 2025 Omnibus Equity Incentive Plan (incorporated herein by reference to Exhibit 10.5 of the Bancorp's Form 8-K dated May 29, 2025).
10.12*	Form of Performance Shares Award Agreement under Finward Bancorp 2025 Omnibus Equity Incentive Plan (incorporated herein by reference to Exhibit 10.6 of the Bancorp's Form 8-K dated May 29, 2025).
10.13*	Form of Stock Appreciation Rights Award Agreement under Finward Bancorp 2025 Omnibus Equity Incentive Plan (incorporated herein by reference to Exhibit 10.7 of the Bancorp's Form 8-K dated May 29, 2025).
10.14*	Amended and Restated Employment Agreement between Finward Bancorp, Peoples Bank, and Benjamin J. Bochnowski, dated March 25, 2026.
10.15*	Form of Non-Solicitation and Confidentiality Agreement between Peoples Bank and each of its Executive Officers (incorporated herein by reference to Exhibit 10.2 of the Bancorp's Form 10-Q filed on May 9, 2018).
10.16*	Finward Bancorp Executive Change in Control Severance Plan (incorporated herein by reference to Exhibit 10.1 of the Bancorp's Form 10-Q filed on October 29, 2019).
10.17*	Employment Agreement between Finward Bancorp, Peoples Bank and Todd M. Scheub dated as of April 27, 2022 (incorporated herein by reference to Exhibit 10.1 to the Bancorp's Form 8-K dated April 28, 2022).
10.18*	Post 2004 Deferred Compensation Plan for the Directors of Peoples Bank, Amended and Restated Effective May 20, 2022 (incorporated herein by reference to Exhibit 10.2 to the Bancorp's Form 8-K dated May 23, 2022).

10.19*	Amended Post 2004 Peoples Bank, A State Savings Bank Unqualified Deferred Compensation Plan (Approved July 28, 2023).
10.20	Agreement For Purchase And Sale Of Property, dated January 29, 2024, by and between Peoples Bank and MountainSeed Real Estate Services, LLC (incorporated herein by reference to Exhibit 10.1 to the Bancorp's Form 8-K dated January 31, 2024).
10.21	Lease Agreement – Crown Point Banking Center (incorporated herein by reference to Exhibit 10.2 to the Bancorp's Form 8-K dated January 31, 2024).
10.22	Lease Agreement – East Chicago Banking Center (incorporated herein by reference to Exhibit 10.3 to the Bancorp's Form 8-K dated January 31, 2024).
10.23	Lease Agreement – Merrillville (Broadway) Banking Center (incorporated herein by reference to Exhibit 10.4 to the Bancorp's Form 8-K dated January 31, 2024).
10.24	Lease Agreement – Schererville Banking Center (incorporated herein by reference to Exhibit 10.5 to the Bancorp's Form 8-K dated January 31, 2024).
10.25	Lease Agreement – Orland Park (Ravinia) Banking Center (incorporated herein by reference to Exhibit 10.6 to the Bancorp's Form 8-K dated January 31, 2024).
19.1	Finward Bancorp Insider Trading Policy.
21	Subsidiaries of the Bancorp.
23.1	Forvis Mazars, LLP – Consent of Independent Registered Public Accounting Firm.
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.
32	Section 1350 Certifications.
97	Compensation Recovery Policy (2023) FINWARD BANCORP (incorporated herein by reference to Exhibit 97 to the Company's Form 10-K filed on March 28, 2024)
101	The following materials from the Bancorp's Form 10-K for the fiscal year ended December 31, 2025, formatted in an XBRL Interactive Data File: (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Income; (iii) Consolidated Statements of Comprehensive Income; (iv) Consolidated Statements of Changes in Stockholders' Equity; (v) Consolidated Statements of Cash Flows; and (vi) Notes to Consolidated Financial Statements, with detailed tagging of notes and financial statement schedules.
104	Cover Page Interactive Data File (embedded within the Inline XBRL and contained in Exhibit 101).

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FINWARD BANCORP

By /s/Benjamin Bochnowski

Benjamin Bochnowski

Date: March 25, 2026

President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on March 25, 2026:

Signature	Title
Principal Executive Officer:	
/s/Benjamin Bochnowski	President and Chief Executive Officer, Director
Benjamin Bochnowski	
Principal Financial Officer and Principal Accounting Officer:	
/s/Benjamin L. Schmitt	Executive Vice President, Chief Financial Officer and Treasurer
Benjamin L. Schmitt	
The Board of Directors:	
/s/Joel Gorelick	Chairman of the Board
Joel Gorelick	
/s/Robert Youman	Director
Robert Youman	
/s/Anthony M. Puntillo	Director
Anthony M. Puntillo	
/s/Jennifer R. Evans	Director
Jennifer R. Evans	
/s/Amy W. Han	Director
Amy W. Han	
/s/Danette Garza	Director
Danette Garza	
/s/Robert E. Johnson III	Director
Robert E. Johnson III	
/s/Martin P. Alwin	Director
Martin P Alwin	
/s/Carolyn M. Burke	Director
Carolyn M. Burke	

Exhibit 10.14

AMENDED AND RESTATED

EMPLOYMENT AGREEMENT

BETWEEN

FINWARD BANCORP,

PEOPLES BANK,

AND

BENJAMIN J. BOCHNOWSKI

Exhibit 10.14

TABLE OF CONTENTS

Exhibit 10.14

AMENDED AND RESTATED
EMPLOYMENT AGREEMENT

This Amended and Restated Employment Agreement (the "**Agreement**") is effective as of March 25, 2026 (the "**Effective Date**") by and between Finward Bancorp (the "**Company**"), the wholly-owned subsidiary of the Company, Peoples Bank, ("**Peoples Bank**," and collectively with the Company, the "**Bank**" unless otherwise noted), and Benjamin J. Bochnowski (the "**Executive**").

RECITALS

WHEREAS, the Executive is currently employed by the Bank as President and Chief Executive Officer of the Bank pursuant to that certain Employment Agreement by and between the Bank and the Executive dated August 1, 2017, as amended (the "**Prior Agreement**");

WHEREAS, the Company, the Bank and the Executive desire to amend and restate the Prior Agreement as set forth in this Agreement; and

WHEREAS, in addition to the employment provisions contained herein, the Bank and the Executive have agreed to certain restrictions, covenants, agreements, and severance payments, as set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, the Bank and the Executive, each intending to be legally bound, hereby mutually covenant and agree as follows:

1. **Employment and Term**. Unless terminated earlier as provided herein, the Bank shall employ the Executive as the President and Chief Executive Officer of the Bank, and the Executive shall so serve, in accordance with the provisions of this Agreement. Unless terminated earlier as provided herein, the term of the Executive's employment under this Agreement shall commence as of the Effective Date and end on the date that is one year after the Effective Date (the "**Initial Term**"); *provided that*, the Initial Term shall be automatically renewed for an additional one year on the anniversary of the Effective Date, and on the same date in each subsequent year thereafter (each, a "**Renewal Term**," with the Initial Term and any Renewal Terms collectively referred to herein as the "**Term**"), unless, at least sixty (60) days prior to the end of the Initial Term or any Renewal Term, the Executive or the Bank, by a written notice delivered to the other party, elects not to have the Term renewed. Notwithstanding any provision of this Agreement to the contrary, except as otherwise mutually agreed by the parties hereto, if a Change of Control occurs during the Term, this Agreement shall remain in effect for the two (2)-year period following the Change of Control and shall then terminate.

2. **Duties.** During the period of employment as provided in Section 1 above, the Executive shall serve as President and Chief Executive Officer of the Bank and have all powers and duties consistent with such positions, subject to the reasonable direction of the Board of Directors of the Company (the "**Board**"). The Executive shall also continue to serve as a member of the board of directors of both the Company and Peoples Bank, if nominated and elected. The Executive shall devote his best efforts to fulfill faithfully, responsibly, and to the best of his ability his duties hereunder; *provided that*, with the approval of the Board, the Executive may serve, or continue to serve, on the boards of directors of, and hold any other offices or positions in, companies or organizations, which, in the Board's judgment, will not present any material conflict of interest with the Bank or any of its subsidiaries or affiliates or divisions, or unfavorably affect the performance of the Executive's duties, or will not violate any applicable statute or regulation.

3. **Compensation.**

   (a) **Base Salary**. For services performed by the Executive for the Bank pursuant to this Agreement during the Term as provided in Section 1 hereof, the Bank shall pay the Executive a base salary (the "**Base Salary**"), which as of the Effective Date is Four Hundred Twenty Thousand Five Hundred Forty-Four Dollars ($420,544) per year, payable in substantially equal installments in accordance with the Bank's regular payroll practices. The Executive's Base Salary (with any increases under Section 3(b) below) shall not be subject to reduction, unless such reduction is required by law or regulation, or such reduction is proportionate to a reduction in the base salary of all other executive officers of the Bank. Any compensation which may be paid to the Executive

Exhibit 10.14

under any additional compensation or incentive plan of the Bank (including those under Sections 4, 5, and 6 below) or which may be otherwise authorized from time to time by the Board (or an appropriate committee thereof) shall be in addition to the Base Salary to which the Executive shall be entitled under this Agreement.

(b) **Salary Increases or Decreases.** During the period of employment as provided in Section 1 hereof, the Base Salary of the Executive shall be reviewed by the Board to determine whether or not the same should be increased in light of the duties and responsibilities of the Executive and the performance of the Bank or decreased under the circumstances permitted in Section 3(a). If it is determined that an increase or decrease is merited, such increase or decrease shall be promptly put into effect and the Base Salary of the Executive as so increased or decreased shall constitute the Base Salary of the Executive for purposes of Section 3(a).

(c) **Expenses, Automobile and Organizations.** The Bank shall pay or reimburse the Executive for all reasonable travel and other expenses incurred by the Executive in the performance of his services under this Agreement. The Bank further agrees to provide the Executive with the full-time use of an automobile of a make and model selected by the Executive, which automobile shall have the lesser of three years of age or 50,000 miles, commensurate with his position and as approved by the Compensation Committee of the Board. Subject to the approval of the Board, the Bank shall reimburse the Executive for all initiation fees and dues associated with membership in professional, social, civic, and service organizations which the Executive joins or has joined and which membership, in whole or in part, furthers the interests of or promotes the interests of the Bank or assists the Executive in business relationships on behalf of the Bank.

4. **Annual Bonuses**. During the Term of employment hereunder, the Executive shall be eligible to receive in cash an annual performance bonus as may be set by the Board.

5. **Equity Incentive Compensation.** During the Term of employment hereunder, the Executive shall be eligible to participate, in an appropriate manner relative to other senior executives of the Bank, in any equity-based incentive compensation plan or program approved by the Board from time to time, including (but not by way of limitation) the Company's 2025 Omnibus Equity Incentive Plan.

6. **Other Benefits.**

(a) **Insurance Plans.** During the Term of this Agreement, the Bank agrees to continue funding all premiums as they become due pursuant to the following insurance policies under which the Executive is an insured:

Company/Policy No.	Type	Benefit Amount
MetLife Group Policy: KM 05950107	Group Life and AD&D	$500,000
Reliance Standard Life Insurance Group Policy: GL 164052	Group Life and AD&D	$210,000
Northwestern Mutual Life Policy # 20507086	Split Dollar Endorsement Plan	$125,000

(b) **Vacation**. Notwithstanding anything herein to the contrary, the Executive shall be entitled to a maximum of six weeks' vacation to be taken during such times as may be chosen by the Executive. Any vacation time not taken during any calendar year and any unused vacation days in existence as of the date hereof shall be administered in accordance with Peoples Bank's policies and procedures in effect from time to time. Vacation time for each calendar year shall be considered earned as of the first day of each calendar year.

(c) **Other.** During the Initial Term of this Agreement, and notwithstanding any contrary provision of Section 2 of the Peoples Bank Employee Handbook, as may be in effect from time to time, the Executive shall be entitled to use a total of 14 personal days (consisting of four personal days to

Exhibit 10.14

which the Executive is entitled under the express provisions of the above referenced handbook, and an additional 10 personal days). The Executive shall maintain a record of the personal days he uses pursuant to the preceding sentence, and, prior to taking each such personal day, report the Executive's intent to use such personal day(s) to the human resources department of the Bank and the Compensation Committee of the Board. The Executive also shall be entitled to participate in all of the various retirement, welfare, fringe benefit, and executive perquisite plans, programs, and arrangements of the Bank as they may exist from time to time. Notwithstanding the limitations of any health benefit plan maintained by the Bank, the Bank agrees to pay the costs of any necessary physical examinations and the costs of all diagnostic testing incurred by the Executive on his own behalf.

7. **Termination.** Unless this Agreement is earlier terminated in accordance with the following provisions of this Section 7, the Bank shall continue to employ the Executive and the Executive shall remain employed by the Bank during the entire Term of this Agreement as set forth in Section 1. Section 9 hereof sets forth certain obligations of the Bank in the event that the Executive's employment hereunder is terminated. Certain capitalized terms used in this Agreement are defined in Section 8 below.

    (a) **Death or Disability.** Except to the extent otherwise provided in Section 9, this Agreement shall terminate immediately in the event of the Executive's death or in the event that the Executive becomes disabled. The Executive will be deemed to be disabled if he, with or without reasonable accommodation: (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months; or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Bank. If any question arises as to whether the Executive is disabled, upon reasonable request therefor by the Board, the Executive shall submit to reasonable medical examination for the purpose of determining the existence, nature, and extent of any such disability. In accordance with Section 13 of this Agreement, the Bank shall promptly give the Executive written notice of any such determination of the Executive's disability and of any decision of the Bank to terminate the Executive's employment by reason thereof. In the event of disability, until the Date of Termination, the Base Salary payable to the Executive under Section 3(a) hereof shall be reduced dollar-for-dollar by the amount of disability benefits paid to the Executive in accordance with any disability policy or program of the Bank.

    (b) **Discharge for Cause**. In accordance with the procedures hereinafter set forth, the Board may discharge the Executive from his employment hereunder for Cause. Except to the extent otherwise provided in Section 9, this Agreement shall terminate immediately as of the Date of Termination in the event the Executive is discharged for Cause. Any discharge of the Executive for Cause shall be communicated by a Notice of Termination to the Executive given in accordance with Section 13 of this Agreement. For purposes of this Agreement, a "**Notice of Termination**" means a written notice which (i) indicates the specific termination provision in this Agreement relied upon, (ii) sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive's employment under the provision so indicated, and (iii) specifies the termination date, which may be as early as the date of the giving of such notice. In the case of a discharge of the Executive for Cause, the Notice of Termination shall include a copy of a resolution duly adopted by the Board at a meeting called and held for such purpose (after reasonable notice to the Executive and reasonable opportunity for the Executive, together with the Executive's counsel, to be heard before the Board prior to such vote), finding that, in the reasonable and good faith opinion of the Board, the Executive was guilty of conduct constituting Cause. No purported termination of the Executive's employment for Cause shall be effective without a Notice of Termination.

    (c) **Termination for Other Reasons.** The Bank may discharge the Executive for reason other than Cause by giving written notice to the Executive in accordance with Section 13 at least thirty (30) days prior to the Date of Termination. The Executive may resign from his employment, without liability to the Bank, by giving written notice to the Bank in accordance with Section 13 at least thirty (30) days prior to the Date of Termination. Notwithstanding the foregoing, if the Executive resigns for Good Reason, the Executive must provide written notice of resignation within ninety

Exhibit 10.14

(90) days of the occurrence of the event constituting Good Reason and the Bank shall have thirty (30) days to cure, to the Executive's reasonable satisfaction, the event constituting Good Reason. If the Bank fails to cure the event of Good Reason within thirty (30) days, the Executive's resignation shall become effective thirty (30) days after the expiration of the cure period. Except to the extent otherwise provided in Section 9, this Agreement shall terminate immediately as of the Date of Termination in the event the Executive is discharged for reasons other than Cause or resigns.

8. **Definitions.** For purposes of this Agreement, the following capitalized terms shall have the meanings set forth below:

(a) "**Accrued Obligations**" shall mean, as of the Date of Termination, the sum of (i) the Executive's Base Salary under Section 3(a) through the Date of Termination to the extent not theretofore paid, (ii) the amount of any incentive compensation (other than an annual performance bonus for the year including the Date of Termination), deferred compensation, and other cash compensation accrued by the Executive as of the Date of Termination to the extent not theretofore paid, and (iii) any unused vacation, expense reimbursements (regardless of whether a claim for such has yet been filed), and other cash entitlements due the Executive as of the Date of Termination. For the purpose of this Section 8(a), dollar amounts shall be deemed to accrue ratably over the period during which they are earned, but no discretionary compensation shall be deemed earned or accrued unless it has been specifically approved by the Board in accordance with the applicable plan, program, or policy.

(b) For purposes of this Agreement, "**Cause**" shall mean: (i) the failure of Executive to perform Executive's duties pursuant to this Agreement (other than such failure resulting from incapacity due to physical or mental illness), which failure to perform constitutes gross negligence or willful misconduct by the Executive, after a written demand for substantial performance is delivered to Executive by the Board which specifically identifies the manner in which the Board believes that Executive has not substantially performed Executive's duties; (ii) the commission by Executive of an act of malfeasance, dishonesty, fraud, or breach of trust against the Bank or any of its affiliates, employees, customers, or vendors, resulting or intended to result in substantial gain or personal enrichment to which Executive was not legally entitled; or (iii) Executive's indictment, conviction of, or plea of guilty or no contest to any felony or crime of moral turpitude. For purposes of this provision, no act or failure to act on the part of Executive shall be considered "willful" unless it is done, or omitted to be done, by Executive in bad faith or without reasonable belief that Executive's action or omission was in the best interests of the Bank.

(c) "**Change of Control**" shall mean any of the following:

(i) a change in the ownership of the Company or Peoples Bank, which shall occur on the date that any one person, or more than one person acting as a group, acquires ownership of stock of the Company or Peoples Bank that, together with stock held by such person or group, constitutes more than fifty percent (50%) of the total fair market value or total voting power of the stock of the Company or Peoples Bank. Such acquisition may occur as a result of a merger of the Company or Peoples Bank into another entity which pays consideration for the shares of capital stock of the merging Company or Peoples Bank. However, if any one person, or more than one person acting as a group, is considered to own more than fifty percent (50%) of the total fair market value or total voting power of the stock of the Company or Peoples Bank, the acquisition of additional stock by the same person or persons is not considered to cause a change in the ownership of the Company or Peoples Bank (or to cause a change in the effective control of the Company or Peoples Bank within the meaning of Section 8(c)(ii)). An increase in the percentage of stock owned by any one person, or persons acting as a group, as a result of a transaction in which the Company or Peoples Bank acquires its stock in exchange for property will be treated as an acquisition of stock for purposes of this subsection. This subsection applies only when there is a transfer of stock of the Company or Peoples Bank (or issuance of stock of the Company or Peoples Bank) and stock in the Company or Peoples Bank remains outstanding after the transaction.

Exhibit 10.14

(ii)   a change in the effective control of the Company or Peoples Bank, which shall occur only on either of the following dates:

1)   the date any one person, or more than one person acting as a group, acquires (or has acquired during the 12 month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of the Company or Peoples Bank possessing thirty percent (30%) or more of the total voting power of the stock of the Company or Peoples Bank.

2)   the date a majority of members of the Company's board of directors is replaced during any 12 month period by directors whose appointment or election is not endorsed by a majority of the members of the Company's board of directors before the date of the appointment or election; *provided that*, this provision shall not apply if another corporation is a majority shareholder of the Company.

If any one person, or more than one person acting as a group, is considered to effectively control the Company or Peoples Bank, the acquisition of additional control of the Company or Peoples Bank by the same person or persons is not considered to cause a change in the effective control of the Company or Peoples Bank (or to cause a change in the ownership of the Company or Peoples Bank within the meaning of subsection (i) of this section).

(iii)   a change in the ownership of a substantial portion of the Bank's assets, which shall occur on the date that any one person, or more than one person acting as a group, acquires (or has acquired during the 12 month period ending on the date of the most recent acquisition by such person or persons) assets from the Bank that have a total gross fair market value equal to or more than forty percent (40%) of the total gross fair market value of all of the assets of the Bank immediately before such acquisition or acquisitions. For this purpose, gross fair market value means the value of the assets of the Bank, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets. No change in control occurs under this subsection (iii) when there is a transfer to an entity that is controlled by the shareholders of the Bank immediately after the transfer. A transfer of assets by the Bank is not treated as a change in the ownership of such assets if the assets are transferred to:

1)   a shareholder of the Bank (immediately before the asset transfer) in exchange for or with respect to its stock;

2)   an entity, 50 percent or more of the total value or voting power of which is owned, directly or indirectly, by the Bank;

3)   a person, or more than one person acting as a group, that owns, directly or indirectly, 50 percent or more of the total value or voting power of all the outstanding stock of the Bank; or

4)   an entity, at least 50 percent of the total value or voting power of which is owned, directly or indirectly, by a person described in paragraph (iii).

For purposes of this subsection (iii) and except as otherwise provided in paragraph 1) above, a person's status is determined immediately after the transfer of the assets.

(iv)   For purposes of this section, persons will not be considered to be acting as a group solely because they purchase or own stock of the same corporation at the same time, or as a result of the same public offering. Persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company or Peoples Bank; *provided that*, they will not be considered to be acting as a group if they are owners of an entity that merges into the Company or Peoples Bank where the Company or Peoples Bank is the surviving corporation.

Notwithstanding any other provision of this Agreement, with respect to any payment or benefit described herein that is subject to Code Section 409A, no Change of Control shall be deemed to have occurred unless such event constitutes a "change in control event" under Code Section 409A.

Exhibit 10.14

(d)   "**Date of Termination**" shall mean (i) in the event of a discharge of the Executive by the Board for Cause, the date specified in such Notice of Termination, (ii) in the event of a discharge of the Executive without Cause or a resignation by the Executive other than for Good Reason, the date specified in the written notice to the Executive (in the case of discharge) or to the Bank (in the case of resignation), which date shall be no less than thirty (30) days from the date of such written notice, (iii) in the event of a resignation by the Executive for Good Reason, thirty (30) days after the expiration of the cure period set forth in Section 7(c), (iv) in the event of the Executive's death, the date of the Executive's death, and (v) in the event of termination of the Executive's employment by reason of disability pursuant to Section 7(a), the date the Executive receives written notice of such termination.

(e)   "**Good Reason**" shall mean any of the following, which has not been expressly consented to in advance by the Executive in writing: (i) assignment of duties to Executive by the Board that are inconsistent with the Executive's position, authority, duties, or responsibilities as President and Chief Executive Officer of the Bank, or any other action by the Bank which results in a substantial diminution of such position, authority, duties, or responsibilities; (ii) a reduction of 10% or more in the Executive's then current Base Salary as determined under Section 3(a) hereof, unless such reduction is required by law or regulation, or such reduction is proportionate to a reduction in the base salary of all other executive officers of the Bank; (iii) any failure by the Board or any appropriate committee of the Board to re-nominate the Executive as a director of the Bank, except in connection with or related to the termination of the Executive's employment (whether by the Bank or by the Executive) pursuant to Section 7 hereof or the expiration of the Term of this Agreement pursuant to Section 1 hereof; or (iv) any substantial failure by the Bank to comply with any of the provisions of this Agreement; *provided that*, actions taken by the Board under clause (i) of this paragraph by reason of the Executive's inability to perform the responsibilities contemplated by those sections because of a physical or mental injury or disease shall not be deemed "Good Reason," *provided, further, that*, the expiration of the Term of this Agreement, or the provision of a notice of non-renewal of the Term of this Agreement (whether by the Bank or the Executive) pursuant to Section 1 hereof, whether or not a new, amended, or superseding agreement or arrangement is entered into, shall not constitute "Good Reason."

(f)   The Executive shall have a "**Termination of Employment**" if there is a termination of services provided by the Executive to the Bank, whether voluntarily or involuntarily, other than by reason of death or disability, as determined by the Board in accordance with Treas. Reg. §1.409A-l(h). In determining whether an Executive has experienced a Termination of Employment, the following provisions shall apply:

> (i)   To the extent the Executive provides services to the Company or Peoples Bank solely as an employee, except as otherwise provided in subsection (iii) below, a Termination of Employment shall occur when the Executive has experienced a termination of employment with the Employer (defined below). The Executive shall be considered to have experienced a termination of employment when the facts and circumstances indicate that the Executive and the Employer reasonably anticipate that either (A) no further services will be performed for the Employer after a certain date, or (B) that the level of bona fide services the Executive will perform for the Employer after such date (whether as an employee or as an independent contractor) will permanently decrease to less than 50% of the average level of bona fide services performed by the Executive (whether as an employee or an independent contractor) over the immediately preceding 36-month period (or the full period of services to the Employer if the Executive has been providing services to the Employer less than 36 months).

If the Executive is on military leave, sick leave, or other bona fide leave of absence, the employment relationship between the Executive and the Employer shall be treated as continuing intact, provided that the period of such leave does not exceed 6 months, or if longer, so long as the Executive retains a right to reemployment with the Employer under an applicable statute or by contract. If the period of a military leave, sick leave, or other bona fide leave of absence exceeds 6 months and the Executive does not retain a right to reemployment under an applicable statute or by contract, the employment relationship shall be considered to be terminated for purposes of this Agreement as of the first day immediately following the end of such 6-month period. In applying the provisions

Exhibit 10.14

of this paragraph, a leave of absence shall be considered a bona fide leave of absence only if there is a reasonable expectation that the Executive will return to perform services for the Employer.

(ii) If the Executive provides services to the Employer as an independent contractor, except as otherwise provided in subsection (iii) below, a Termination of Employment shall occur upon the expiration of the contract (or in the case of more than one contract, all contracts) under which services are performed for the Employer, provided that the expiration of such contract(s) is determined by the Board to constitute a good-faith and complete termination of the contractual relationship between the Executive and the Employer.

(iii) If the Executive provides services to the Employer as both an employee and an independent contractor, a Termination of Employment generally shall not occur until the Executive has ceased providing services for the Employer as both an employee and an independent contractor, as determined in accordance with the provisions set forth in subsections (i) and (ii) above, respectively. Similarly, if the Executive either (A) ceases providing services for the Employer as an independent contractor and begins providing services for the Employer as an employee, or (B) ceases providing services for the Employer as an employee and begins providing services for the Employer as an independent contractor, the Executive will not be considered to have experienced a Termination of Employment until the Executive has ceased providing services for the Employer in both capacities, as determined in accordance with the applicable provisions set forth in subsections (i) and (ii) above.

Notwithstanding the foregoing provisions in this subsection (iii), if the Executive provides services for the Employer as both an employee and a director, to the extent permitted by Treas. Reg. §1.409A-1(h)(5) the services provided by the Executive as a director shall not be taken into account in determining whether the Executive has experienced a Termination of Employment as an employee, and the services provided by the Executive as an employee shall not be taken into account in determining whether the Executive has experienced a Termination of Employment as a director.

(iv) For the purpose of determining whether the Executive has experienced a Termination of Employment, the term "**Employer**" shall mean:

(A) The entity for which the Executive performs services and with respect to which the legally binding right to compensation deferred or contributed under this Agreement arises; and

(B) All other entities with which the entity described above would be aggregated and treated as a single employer under Code Section 414(b) (controlled group of corporations) and Code Section 414(c) (a group of trades or businesses, whether or not incorporated, under common control), as applicable. In order to identify the group of entities described in the preceding sentence, an ownership threshold of at least 50% shall be substituted for the 80% minimum ownership threshold that appears in, and otherwise must be used when applying, the applicable provisions of (A) Code Section 1563 for determining a controlled group of corporations under Code Section 414(b), and (B) Treas. Reg. §1.414(c)-2 for determining the trades or businesses that are under common control under Code Section 414(c).

Any reference in this Agreement to a "termination of employment," severance from employment, separation from employment, resignation or discharge otherwise entitling the Executive to payment hereunder shall be deemed to mean a Termination of Employment; provided, however, that with respect to any benefit or payment described in this Agreement which is subject to Code Section 409A, no Termination of Employment shall occur unless a separation from service under Code Section 409A has occurred.

(g) "**Code**" means the Internal Revenue Code of 1986, as amended, and any Treasury Regulations promulgated thereunder.

Exhibit 10.14

(h) "**Covered Period**" means the period beginning upon the date that is three (3) months prior to the effective date of a Change of Control and ending on the second (2nd) anniversary of the effective date of such Change of Control.

(i) "**Severance Amount**" means, where such amount is otherwise payable pursuant to the terms of this Agreement, (i) for any Termination of Employment that occurs during the Term other than during a Covered Period (as described in Section 9(b)), an amount equal to two (2) times the Executive's Base Salary as of the respective Date of Termination, and (ii) for any Termination of Employment that occurs during a Covered Period (as described in Section 9(c)), an amount equal to two and one-half (2.5) times the Executive's Base Compensation.

(j) "**Base Compensation**" means the amount equal to the sum of (i) the greater of the Executive's then-current Base Salary or the Executive's Base Salary as of the day immediately preceding the effective date of a Change of Control, plus (ii) the greater of the Executive's target annual bonus for the year including the Date of Termination or the Executive's target annual bonus for the year including the day immediately preceding the effective date of the Change of Control

9. **Obligations of the Bank Upon Termination.** The following provisions describe the obligations of the Bank to the Executive under this Agreement upon termination of his employment. However, except as explicitly provided in this Agreement, nothing in this Agreement shall limit or otherwise adversely affect any rights which the Executive may have under applicable law, under any other agreement with the Bank or any of its subsidiaries, or under any compensation or benefit plan, program, policy or practice of the Bank or any of its subsidiaries.

(a) **Death, Disability, Discharge for Cause, or Resignation Without Good Reason.** In the event of the death or disability of the Executive, or upon the Executive's Termination of Employment by reason of his discharge by the Bank for Cause, or upon the Executive's Termination of Employment by reason of his resignation other than for Good Reason, the Bank shall pay to the Executive, or his heirs or estate in the event of the Executive's death, all Accrued Obligations in a lump sum in cash within thirty (30) days after the Date of Termination; *provided that*, any portion of the Accrued Obligations which consists of deferred compensation or incentive compensation shall be determined and paid in accordance with the terms of the relevant plan as applicable to the Executive.

(b) **Discharge Without Cause or Resignation with Good Reason (other than during a Covered Period).** In the event of the Executive's Termination of Employment occurring other than during a Covered Period (1) by reason of the discharge of the Executive by the Bank without Cause, or (2) by reason of the resignation of the Executive for Good Reason, and contingent upon the Executive timely executing an effective general release and waiver of all known and unknown claims in a form and substance acceptable to the Company (the "**Separation and Release Agreement**"), then the Bank shall pay to the Executive, or his heirs or estate in the event of the Executive' s death, in addition to the Accrued Obligations described in Section 9(a), the following benefits:

(i) Payment in a lump sum of the Severance Amount;

(ii) To the extent the Executive or any of the Executive's eligible dependents may be covered as of the Date of Termination under the terms of any medical, dental or vision plans maintained for active employees of the Bank or any affiliate, the Bank shall provide the Executive and those dependents with applicable group health plan continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("**COBRA**"), provided that the Executive is eligible for an timely elects such coverage under COBRA. For a period of eighteen (18) months following such Date of Termination, the Executive shall be required to pay, with respect to such COBRA coverage, the same amount as the Executive would pay if the Executive continued in employment with the Bank during such period and thereafter the Executive shall be responsible for the full cost of such continued COBRA coverage, if any. Such coverage shall be provided only to the extent that it does not result in any additional tax or other

Exhibit 10.14

penalty being imposed on the Bank or any affiliate. In the event the Executive or any of the Executive's dependents is or becomes eligible for coverage under the terms of any other medical, dental or vision plan, the Bank's obligations under this Section 9(b)(ii) shall cease with respect to the Executive and eligible dependents. The Executive and the Executive's dependents must notify the Bank of any subsequent employment and eligibility for such coverage;

(iii)   The amount, if any, of a pro-rata annual performance bonus (as described in Section 4 above) for the year including the Date of Termination based on actual achievement of established performance metrics and pro-rated based on the number of days during the calendar year prior to the Date of Termination; and

(iv)   Outplacement services, at the expense of the Bank, from a provider reasonably selected by the Executive unless otherwise waived in writing by the Executive.

The amount payable under paragraph (b)(i) above shall be paid on the first payroll date following sixty (60) days after the Executive's Date of Termination, the benefits provided under paragraph (b)(ii) above shall only be provided, and the amount payable under (b)(iii) above shall be paid on the later of the first payroll date following sixty (60) days after the Executive's Date of Termination or the date on which annual performance bonuses are determined and paid for other senior executive officers of the Bank, in each case, only if the Executive: (A) signs the Separation and Release Agreement and any revocation period applicable to the Separation and Release Agreement has lapsed without any such revocation before the sixtieth (60th) day after the Executive's Date of Termination; and (B) does not breach any provision herein or in any separate agreements (including but not limited to the Separation and Release Agreement) with the Bank. No payment under this Section 9(b) shall be due or payable to the Executive (and no benefit shall be provided to the Executive under Section 9(b)(ii)) if he fails to timely deliver to the Bank an executed Separation and Release Agreement, he revokes any portion thereof, any applicable revocation period has not lapsed within sixty (60) days of his Date of Termination or the Executive breaches any provision herein or any separate agreements with the Bank.

(c)   **Termination in Connection with a Change of Control.** In the event of the Executive's Termination of Employment occurring during a Covered Period (1) by reason of the discharge of the Executive by the Bank without Cause, or (2) by reason of the resignation of the Executive for Good Reason, and contingent upon the Executive timely executing an effective Separation and Release Agreement, then the Bank shall pay to the Executive, in addition to the compensation and benefits described in Section 9(a), the following benefits:

(i)   Payment in a lump sum of the Severance Amount;

(ii)   The COBRA benefit provided in Section 9(b)(ii); and

(iii)   The outplacement benefit provided in Section 9(b)(iv).

The amount payable under paragraph (c)(i) above shall be paid on the first payroll date following sixty (60) days after the Executive's Date of Termination, and the benefits provided under paragraph (c)(ii) above shall only be provided, in each case, only if the Executive: (A) signs the Separation and Release Agreement and any revocation period applicable to the Separation and Release Agreement has lapsed without any such revocation before the sixtieth (60th) day after the Executive's Date of Termination; and (B) does not breach any provision herein or in any separate agreements (including but not limited to the Separation and Release Agreement) with the Bank. No payment under this Section 9(c) shall be due or payable to the Executive (and no benefit shall be provided to the Executive under Section 9(c)(ii)) if he fails to timely deliver to the Bank an executed Separation and Release Agreement, he revokes any portion thereof, any applicable revocation period has not lapsed within sixty (60) days of his Date of Termination or the Executive breaches any provision herein or any separate agreements with the Bank.

(d)   **Continuing Obligations After Termination**. If the Executive's employment with the Bank terminates for any reason, the Bank's obligations and the Executive's obligations under Sections 9 through 18 shall continue after termination of the employment relationship.

Exhibit 10.14

(e)   **Six Month Delay**. To the extent the Executive is a "specified employee" (as defined below) as of his Termination of Employment, any payments of "deferred compensation" (as that term is defined in Code Section 409A) due to the Executive as a result of his Termination of Employment shall begin no sooner than six months after the Executive's Termination of Employment; *provided that*, any payments not made during the six month period described in this subsection (e) shall be made in a single lump sum as soon as administratively practicable after the expiration of such six month period. For purposes of this Agreement, the term "specified employee" shall have the meaning set forth in Treasury Reg. Section 1.409A-1(i) and shall include, without limitation, (1) an officer of the Company or Peoples Bank having annual compensation greater than $130,000 (as adjusted for inflation under the Code), (2) a five percent owner of the Company or Peoples Bank, or (3) a one percent owner of the Company or Peoples Bank having annual compensation of more than $150,000. The determination of whether the Executive is a "specified employee" shall be made by the Bank in good faith applying the applicable Treasury regulations.

10.   **Code Section 280G Treatment**. In the event it should be determined that any payment or distribution of any type to or for the benefit of the Executive made by the Bank, any person who acquires ownership or effective control of the Bank or ownership of a substantial portion of the Bank's assets in connection with a "change in control" (within the meaning of Code Section 280G) or any affiliate of such person, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (the "**Total Payments**"), would otherwise exceed the amount that could be received by the Executive without the imposition of an excise tax under Code Section 4999 (the "**Safe Harbor Amount**"), then the Total Payments shall be reduced to the extent necessary so that no amount of the Total Payments is subject to an excise tax under Section 4999 (the "**Reduced Amount**"); provided, that such amounts shall not be so reduced if, without such reduction, the Executive would be entitled to receive and retain, on a net after tax basis (including, without limitation, after any excise taxes payable under Code Section 4999), an amount of the Total Payments which is greater than the amount, on a net after tax basis, that the Executive would be entitled to retain upon receipt of the Reduced Amount. All determinations under this Section 10 shall be made by an independent registered public accounting firm selected by the Bank, and reasonably acceptable to the Executive, and paid for by the Bank (the "**Accounting Firm**"). To the extent a reduction is required under this Section 10, reduction shall occur in the following order: reduction of cash payments; cancellation of accelerated vesting of stock awards; reduction of employee benefits. In the event that accelerated vesting of stock awards is to be reduced, such accelerated vesting shall be cancelled in the reverse order of the grant date of the Executive's stock awards. Any modification, reduction or elimination of payments necessary to accomplish the foregoing shall be done in accordance with applicable provisions of Code Section 409A. In addition, the Accounting Firm shall make a reasonable determination of the value, if any, to be assigned to the restrictive covenants in effect for the Executive pursuant to Section 17 of this Agreement (or other applicable agreement), and the amount of the potential parachute payment under Code Section 280G shall be reduced by the value of those restrictive covenants to the extent consistent with Code Section 280G and the regulations thereunder. The Bank and Executive shall furnish the Accounting Firm with such information and documents as the Accounting Firm may reasonably request in order to make its determinations under this Section 10. Nothing in this Section 10 shall require the Company to be responsible for, or have any liability or obligation with respect to, any excise tax liability under Code Section 4999.

11.   **No Set-Off or Mitigation.** The Bank's obligation to make the payments provided for in this Agreement and otherwise to perform its obligations hereunder shall not be affected by any set-off, bankers right of set-off, counterclaim, recoupment, defense, or other claim, right, or action which the Bank may have against the Executive or others. In no event shall the Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to the Executive under any of the provisions of this Agreement and such amounts shall not be reduced whether or not the Executive obtains other employment.

12.   **Binding Effect**. This Agreement shall be binding upon and inure to the benefit of the heirs and representatives of the Executive and the successors and assigns of the Company and Peoples Bank. The Company and Peoples Bank shall require any successor (whether direct or indirect, by purchase, merger, reorganization, consolidation, acquisition of property or stock, liquidation, or otherwise) to all or a substantial portion of its assets, by agreement in form and substance reasonably satisfactory to the Executive, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Bank and the Company would be required to perform this Agreement if no such succession had taken place. Regardless of whether such an agreement is executed, this Agreement shall be binding upon any successor of the Bank and the Company in accordance with the operation of law, and such successor shall be deemed the "Company" or "Peoples Bank," as appropriate, for purposes of this Agreement.

Exhibit 10.14

13.   **Notices.** All notices, requests, demands, and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand or by recognized commercial delivery service or if mailed within the continental United States by first class certified mail, return receipt requested, postage prepaid, addressed as follows:

If to the Board or the Bank, to:
Peoples Bank
9204 Columbia Avenue
Munster, Indiana 46321
Attention: Corporate Secretary

If to the Executive, to:
Benjamin J. Bochnowski
9204 Columbia Avenue
Munster, Indiana 46321

Such addresses may be changed by written notice sent to the other party at the last recorded address of that party.

14.   **Tax Withholding**. The Bank shall provide for the withholding of any taxes required to be withheld by federal, state, or local law with respect to any payment in cash, shares of stock, and/or other property made by or on behalf of the Bank to or for the benefit of the Executive under this Agreement or otherwise. The Bank may, at its option: (i) withhold such taxes from any cash payments owing from the Bank to the Executive; (ii) require the Executive to pay to the Bank in cash such amount as may be required to satisfy such withholding obligations; and/or (iii) make other satisfactory arrangements with the Executive to satisfy such withholding obligations.

15.   **Arbitration**. To the maximum extent permitted by applicable law, any controversy or claim arising out of or relating to this Agreement or the breach hereof shall be settled by arbitration at a mutually agreed site in accordance with the laws of the State of Indiana. The arbitration shall be conducted in accordance with the rules of the American Arbitration Association. The costs and expenses of the arbitrator(s) shall be borne by the Bank. The award of the arbitrator(s) shall be binding upon the parties. Judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction.

16.   **No Assignment.** Except as otherwise expressly provided herein, this Agreement is not assignable by any party and no payment to be made hereunder shall be subject to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, or other charge.

17.   **Nonsolicitation, Non-Competition**. The Executive acknowledges and agrees that, during his employment with the Company and/or Peoples Bank, Executive has and will come into contact with, and will have access to, develop, and learn, Confidential Information regarding some, most, or all of the customers, clients, and/or prospective customers and clients of the Company and/or Peoples Bank including, but not limited to, information regarding their contacts and representatives, preferences and requirements, and their financial arrangements with the Company and/or Peoples Bank. Executive further acknowledges and agrees that, during such employment, Executive has had and will have access to and the benefit of goodwill developed by the Company and/or Peoples Bank with such customers, clients, and prospective customers and clients. Executive understands and acknowledges that the misuse of any such Confidential Information, and the loss of any such relationships and/or goodwill will cause significant and irreparable harm to the Company and Peoples Bank. Accordingly, Executive covenants and agrees that:

(a)   During his employment with either the Company and/or Peoples Bank, and for a period of eighteen (18) months following the Date of Termination, he shall not directly or indirectly, for himself or for any third party, solicit, induce, recruit, or cause another person in the employ of the Company (or Peoples Bank): (i) who has access to, or possesses, Confidential Information or other knowledge regarding the Company (or Peoples Bank) that could give a competitor of the Company (or Peoples Bank) an unfair advantage; (ii) who, within the one year period preceding Executive's separation from employment, has serviced or established goodwill with the Company's (or Peoples Bank's) customers or clients or acquired Confidential Information about those customers or clients; or (iii) who reported directly or indirectly to the Executive during the Executive's last year of employment, to terminate his/her employment for the purpose of joining, associating, or becoming employed with another person,

Exhibit 10.14

business organization or other entity that is in competition with any product or service provided by the Company (or Peoples Bank), or any other business or activity of the Company (or Peoples Bank).

(b)   During his employment with either the Company and/or Peoples Bank, he shall not directly or indirectly, for himself or for any third party, solicit, divert or accept business from any customer or prospective customers of the Bank. Executive further agrees that, for eighteen (18) months following the Date of Termination, he shall not, on behalf of any person or entity other than Peoples Bank, directly or indirectly:

(i)   solicit or divert (or attempt to solicit or divert) Competitive Business from any customer of the Bank with whom he had actual contact, or over which he had responsibility, at any time in the two (2) years preceding the Date of Termination;

(ii)   solicit or divert (or attempt to solicit or divert) Competitive Business from any customer of the Bank about whom he obtained Confidential Information;

(iii)   solicit or divert (or attempt to solicit or divert) Competitive Business from any identified prospective customer of the Bank with whom he had actual contact, or over which he had responsibility, at any time in the two (2) years preceding the Date of Termination; or

(iv)   solicit or divert (or attempt to solicit or divert) Competitive Business from any identified prospective customer of the Bank about whom he obtained Confidential Information.

(c)   During his employment with either the Company and/or Peoples Bank, and for a period of twelve (12) months following the Date of Termination, he shall not, directly or indirectly:

(i)   Engage in or pursue any Competitive Activities; Whether as an employee, consultant, or independent contractor, provide services similar to those which the Executive provided to the Company and/or Peoples Bank during the two (2) year period prior to the Date of Termination to any Competitor; or

(ii)   Hold any ownership interest in any Competitor other than a passive ownership, solely for investment purposes, of less than five-percent (5%) of the outstanding ownership interest in any publicly-traded company.

(d)   For purposes of this Section, the terms:

(i)   "**Competitive Activities**" shall mean the provision of any depository, lending, or other commercial banking services of any sort by, for, or on behalf of any person or entity located within 50 miles of any branch location of Peoples Bank;

(ii)   "**Competitive Business**" shall mean the marketing, sale or provision of products or services that directly compete against the products or services (a) with which Executive was involved during his last two (2) years of employment with the Bank; or (b) which the Bank is developing, producing, marketing, selling or servicing (or plans to develop, produce, market, sale or service) and about which Executive gained any Confidential Information in the course of his employment with the Bank;

(iii)   "**Competitor**" shall mean any person or entity other than the Company and/or Peoples Bank that engages in Competitive Activities.

18.   **Confidentiality**.

(a)   The Executive acknowledges and agrees that (i) by virtue of his employment, he will be given access to, and will help analyze, formulate, or otherwise use, Confidential Information (defined below), (ii) the Bank has devoted (and will devote) substantial time, money, and effort to develop Confidential Information and maintain the proprietary and confidential nature thereof, and (iii) Confidential Information is proprietary and confidential and, if any Confidential Information were disclosed or became known by persons engaging in a business in any way competitive with the Bank's business, such disclosure would result in hardship, loss, irreparable injury, and damage to the Bank, the measurement of which would be difficult, if not impossible, to determine. Accordingly, the Executive agrees that the preservation and protection of Confidential Information is an essential part of his duties of

Exhibit 10.14

employment and that, as a result of his employment with the Bank hereunder, he has a duty of fidelity, loyalty, and trust to the Bank in safeguarding Confidential Information. The Executive further agrees that he will use his best efforts, exercise utmost diligence, and take all steps necessary to protect and safeguard Confidential Information, whether such information derives from the Executive, other employees of the Bank, the Bank's customers or prospective customers, or vendors or suppliers of the Bank, and that he will not, directly or indirectly, use, disclose, distribute, or disseminate to any other person or entity or otherwise employ Confidential Information, either for his own benefit or for the benefit of another, except as required in the ordinary course of his employment by the Bank. The Executive shall follow all Bank policies and procedures to protect all Confidential Information and shall take any additional precautions necessary under the circumstances to preserve and protect against the prohibited use or disclosure of any Confidential Information.

(b)	The confidentiality obligations contained in this Agreement shall continue as long as Confidential Information remains confidential (except that the obligations shall continue, if Confidential Information loses its confidential nature through improper use or disclosure, including but not limited to any breach of this Agreement) and shall survive the termination of this Agreement and/or termination of the Executive's employment with the Bank.

(c)	From time to time, the Bank may, for its own benefit, choose to place certain Confidential Information in the public domain. The fact that Confidential Information may be made available to the public in a limited form and under limited circumstances does not change the confidential and proprietary nature of such information, and does not release the Executive from his obligations with respect to such Confidential Information.

(d)	For purposes of Sections 17 and 18, the term "**Confidential Information**" means the following:

(i)	materials, records, documents, data, statistics, studies, plans, writings, and information (whether in handwritten, printed, digital, or electronic form) relating to the Bank's business that are not generally known or available to the Bank's business, trade, or industry, or to individuals who work therein, other than through a breach of this Agreement; or

(ii)	trade secrets of the Bank (as defined in Indiana Code §24-2-3-2, as amended, or any successor statute).

(iii)	Confidential Information also includes, but is not limited to: (1) information about the Bank's employees; (2) information about the Bank's compensation policies, structure, and implementation; (3) hardware, software, and computer programs and technology used by the Bank; (4) Bank customer and prospective customer identities, lists, and databases, including private information related to customer history, loan activity, account balances, and financial information; (5) strategic, operating, and marketing plans; (6) lists and databases and other information related to the Bank's vendors; (7) policies, procedures, practices, and plans related to pricing of products and services; and (8) information related to the Bank's acquisition and divestiture strategy. Information or documents that are generally available or accessible to the public shall be deemed Confidential Information, if the information is retrieved, gathered, assembled, or maintained by the Bank in a manner not available to the public or for a purpose beneficial to the Bank.

(iv)	Notwithstanding the foregoing, Confidential Information shall not include information that (1) is or becomes generally available to the public other than through Executive's breach of this Agreement; or (2) was known to the Executive prior to the commencement of Executive's employment with the Company and/or Peoples Bank.

(e)	*DTSA Notice.* Notwithstanding the foregoing, and for the avoidance of doubt, (1) Executive will not be in breach of this Agreement, and will not be held criminally or civilly liable under any federal or state trade secret law (A) for the disclosure of a trade secret that is made in confidence to a federal, state or local government officials or to an attorney solely for the purpose of reporting or investigating a suspected violation of law, or (B) for the disclosure of a trade secret that is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal; and (2) if Executive files a lawsuit for retaliation by the Company or Peoples Bank for reporting a suspected violation of law, Executive may disclose the trade secret to Executive attorney and may use the trade secret information in the court proceeding, if Executive files any document containing the trade secret under seal, and does not disclose the trade secret, except pursuant to court order. Notwithstanding the foregoing, if Executive receives any subpoena or become subject to any legal obligation that might require Executive to disclose Confidential Information, Executive will, to the extent not prohibited by law, provide prompt written notice of that

Exhibit 10.14

fact to the Bank, including a copy of the subpoena and any other documents describing the legal obligations. In the event the Bank objects to the disclosure of Confidential Information by way of a legal proceeding, Executive agrees not to disclose any Confidential Information while such legal process is pending, unless Executive is legally ordered to do so.

19.   **Execution in Counterparts.** This Agreement may be executed by the parties hereto in two (2) or more counterparts, each of which shall be deemed to be an original, but all such counterparts shall constitute one and the same instrument, and all signatures need not appear on any one counterpart.

20.   **Jurisdiction and Governing Law.** This Agreement shall be construed and interpreted in accordance with and governed by the laws of the State of Indiana, without regard to the conflict of laws provisions of such laws, *provided however* that Section 15 of this Agreement shall be subject to and governed by the Federal Arbitration Act.

21.   **Severability.** If any provision of this Agreement shall be adjudged by any court of competent jurisdiction to be invalid or unenforceable for any reason, such judgment shall not affect, impair, or invalidate the remainder of this Agreement. Furthermore, if the scope of any restriction or requirement contained in this Agreement is too broad to permit enforcement of such restriction or requirement to its full extent, then such restriction or requirement shall be enforced to the maximum extent permitted by law, and the Executive consents and agrees that any court of competent jurisdiction may so modify such scope in any proceeding brought to enforce such restriction or requirement. Nothing herein shall be construed as requiring the Bank to make any payment which would be prohibited under 12 C.F.R. 359. In the event a payment required under the terms of this Agreement cannot lawfully be made because of the limitations of 12 C.F.R. 359, the obligation to make such payment shall be deferred until such time as the limitations of 12 C.F.R. 359 shall no longer apply. Upon deferring any payment required under this Agreement due to the limitations of 12 C.F.R. 359, the Bank shall provide the Executive with a legal opinion of counsel addressing the exact provisions of 12 C.F.R. 359 which pose the barrier to payment.

22.   **Prior Understandings**. This Agreement embodies the entire understanding of the parties hereto and supersedes all other oral or written agreements or understandings between them regarding the subject matter hereof, including but not limited to the Prior Agreement (or any predecessors thereto). No change, alteration, or modification hereof may be made except in a writing, signed by each of the parties hereto. The headings in this Agreement are for convenience of reference only and shall not be construed as part of this Agreement or to limit or otherwise affect the meaning hereof.

23.   **Code Section 409A**. Upon the inclusion of any amount into the Executive's income as a result of the failure of this Agreement to comply with the requirements of Code Section 409A, a payment not to exceed the amount that shall be included in income shall be made as soon as is administratively practicable following the discovery of the failure of the Agreement to comply with Code Section 409A. This Agreement is intended to comply with the requirements of Code Section 409A to the extent applicable, and the Company shall administer and interpret this Agreement in accordance with such requirements or any applicable exceptions. If any provision contained in the Agreement conflicts with the requirements of Code Section 409A (or the exceptions intended to apply under the Agreement), the Agreement shall be deemed to be reformed to comply with the requirements of Code Section 409A (or the applicable exceptions thereto), and the Company shall have the right to amend the Agreement, as necessary for compliance. In no event whatsoever shall the Company (or Peoples Bank) be liable for any additional tax, interest or penalty that may be imposed on the Executive by Code Section 409A or damages for failing to comply with Code Section 409A.

[Signature Page Follows]

Exhibit 10.14

IN WITNESS WHEREOF, each of the Company and Peoples Bank have caused this Agreement to be executed by its duly authorized officer and the Executive has signed this Agreement, effective as of the date first written above.

FINWARD BANCORP

By: /s/ Jennifer R. Evans
Name: Jennifer R. Evans
Title: Chair, Compensation Committee

PEOPLES BANK

By: /s/ Jennifer R. Evans
Name: Jennifer R. Evans
Title: Chair, Compensation Committee

/s/Benjamin J. Bochnowski
Benjamin J. Bochnowski

Exhibit 10.19

AMENDED POST - 2004
PEOPLES BANK, A STATE SAVINGS BANK
UNQUALIFIED DEFERRED COMPENSATION PLAN
(Approved July 28, 2023)

ARTICLE 1

NATURE AND PURPOSE OF PLAN

Section 1.1. Type of Plan. The Peoples Bank, a State Savings Bank (the "Bank"), Unqualified Deferred Compensation Plan ("Plan") is established by the Bank as an unfunded, non-qualified deferred-compensation plan for a select group of the Bank 's management and highly compensated employees. It is the intent of all parties that the Plan meets the requirements of Section 409A of the Internal Revenue Code and the regulations thereunder.

Section 1.2. Purpose of Plan. The purpose of the Plan is to provide a means for the payment of deferred compensation to a select group of key senior management employees of the Bank, in recognition of their substantial contributions to the operation of the Bank, and to provide those individuals with additional financial security as an inducement to them to remain in employment with the Bank.

ARTICLE 11

DEFINITIONS AND RULES OF CONSTRUCTION

Section 2.1. Definitions. As used in the Plan, the following words and phrases, when capitalized, have the following meanings except when used in a context that plainly requires a different meaning:

(a) "Account" means, with respect to a Participant, the bookkeeping account that serves as a record of the contributions and interest credited to the Participant under the terms of this Plan.

(b) Bank" means Peoples Bank, A State Savings Bank.

(c) "Beneficiary" means, with respect to a Participant, the person or persons designated pursuant to the Section 6.2 to receive benefits under the Plan in the event of the Participant's death.

(d) "Board of Directors" means the Board of Directors of the Bank.

(e) "Code" means the Internal Revenue Code of 1986, as amended from time to time, and interpretive rules and regulations.

(f) "Committee" means the Committee appointed by the Bank to administer the Plan.

(g) "Effective Date" means the date the Plan is approved by the Board of Directors.

(h) "Eligible Employee" means a key management Employee who has the opportunity to impact significantly the annual operating success of the Bank.

Exhibit 10.19

(i) "Employee" means any person employed by the Bank on a full-time salaried basis, including officers of the Bank.

(j) "Participant" means an Eligible Employee who becomes a participant in the Plan pursuant to Section 3.1.

(k) "Plan" means the Peoples Bank, A State Savings Bank Unqualified Deferred Compensation Plan, as amended from time to time.

(l) "Plan Year" means a calendar year commencing on or after January 1 , 1994.

(m) "Qualified Plan" means the Peoples Bank, A State Savings Bank Profit Sharing Plan and Trust and the Peoples Bank, A State Savings Bank Employee Stock Ownership Plan.

(n) "Termination of Employment" means a separation of services as defined under Section 409A of the Internal Revenue Code and the regulations thereunder.

Section 2.2. Rules of Construction. The following rules of construction shall govern in interpreting the Plan:

(a) The provisions of this Plan shall be construed and governed in all respects under and by the internal laws of the State of Indiana, to the extent not preempted by federal law.

(b) Words used in the masculine gender shall be construed to include the feminine gender, where appropriate, and vice versa.

(c) Words used in the singular shall be construed to include the plural, where appropriate, and vice versa.

(d) The headings and subheadings in the Plan are inserted for convenience of reference only and are not to be considered in the construction of any provision of the Plan.

(e) If any provision of the Plan shall be held to be illegal or invalid for any reason, that provision shall be deemed to be null and void, but the invalidation of that provision shall not otherwise impair or affect the Plan.

ARTICLE 111

ELIGIBILITY AND PARTICIPATION

Section 3.1. Eligibility. Only Eligible Employees selected by the Committee to participate in the Plan shall become Participants.

Section 3.2. Date of Participation. An Eligible Employee shall become a Participant on the date specified by the Committee.

Section 3.3. Cessation of Participation. Any Participant who ceases to be an Eligible Employee, but continues to be an Employee, shall cease to be eligible to be credited with contributions determined under Article V but shall continue to have an Account and to be credited with interest on his Account as provided in Section 5.2 until that Account is fully distributed.

Exhibit 10.19

ARTICLE IV

PARTICIPANTS' ACCOUNTS

Section 4.1. Establishment of Accounts. The Committee shall create and maintain adequate records to disclose the interest in the Plan of each Participant and Beneficiary. Records shall be in the form of individual bookkeeping accounts, which shall be credited with the contributions and interest determined pursuant to Article V. Each Participant shall have a separate Account. The Participant's interest in his Account shall be fully vested at all times.

Section 4.2. Accounts Unfunded. Accounts shall be accounting accruals, in the names of Participants, on the Bank's books. Accounts shall be unfunded, so that the Bank's obligation to pay benefits under the Plan is merely a contractual duty to make payments when due under the Plan. The Bank's promise to pay benefits under the Plan shall not be secured in any way, and the Bank shall not set aside or segregate assets for the purpose of paying contributions and interest credited to Participants' Accounts.

Section 4.3. Valuation of Accounts. The value of a Participant's Account as of any date shall equal the contributions credited to the Account pursuant to Section 5.1, increased by interest earnings deemed to be credited to the Account in accordance with Section 5.2.

Section 4.4. Annual Report. Within 120 days following the end of each Plan Year, the Committee shall provide to each Participant a written statement of the amount standing to his credit in his Account as of the end of that Plan Year.

ARTICLE V

CONTRIBUTIONS AND INTEREST

Section 5.1. Basic Contributions. For each Plan Year, there shall be credited to the Account of each Participant an amount that is reasonably calculated to equal the amount by which:

(a) the Participant's employer-funded contributions under all Qualified Plans for the Plan Year determined without application of the limitations imposed by Code subsection 401(a)(17) or Code section 415, exceeds

(b) the amount of the Participant's employer-funded contributions under all Qualified Plans for the Plan Year determined after application of the limitations imposed by Code subsection 401(a)(17) and Code section 415.

Section 5.2. Interest on Accounts. Amounts credited to a Participant's Account during each Plan Year shall earn interest at a rate which will be the equivalent of the 2-year Treasury Index provided by Goldman Sachs in effect during the month in which the Bank determines or reviews the appropriate interest rate for the Plan. The interest rate will be reset on the first business day of each month.

ARTICLE VI

BENEFITS

Exhibit 10.19

Section 6.1. Termination of Employment. If the Participant incurs a Termination of Employment, the Participant's Account shall be distributed to the Participant (or, in the event of his death, to his Beneficiary) in monthly installments for 60 months within 90 days after termination of employment. However, a "specified employee" as that term is defined under Section 409A of the Internal Revenue Code and the regulations thereunder, may not receive any benefit payments within six months of separation from service unless the employee dies in the interim. The company has complete discretion as to how the six-month delay will be handled. The determination of "specified employees" shall take affect on the April 1st immediately following each calendar year determination period.

Section 6.2. Designation of Beneficiary. A Participant's Beneficiary shall be the person or persons, including a trustee, designated by the Participant in writing pursuant to the practices of, or rules prescribed by, the Committee, as the recipient of any benefits payable under the Plan following the Participant's death. To be effective, a Beneficiary designation must be filed with the Committee during the Participant's life on a form prescribed by the Committee. If no person has been designated as the Participant's Beneficiary or if no person designated as Beneficiary survives the Participant, the Participant's estate shall be his Beneficiary.

ARTICLE Vll

ADMINISTRATION

Section 7.1. Administrator. The Committee shall be the Administrator of the Plan. All decisions of the Committee shall be by a vote of a majority of its members and shall be final and binding.

Section 7.2. Powers and Duties of the Committee. Subject to the specific limitations stated in this Plan, the Committee shall have the following powers, duties, and responsibilities:

(a) To carry out the general administration of the Plan;

(b) To cause to be prepared all forms necessary or appropriate for the administration of the Plan;

(c) To keep appropriate books and records;

(d) To determine amounts to be distributed to Participants and Beneficiaries under the provisions of the Plan;

(e) To determine the appropriate interest rate credited under the Plan with respect to each Plan Year;

(f) To determine, consistent with the provisions of this instrument all questions of eligibility, rights, and status of Participants and Beneficiaries under the Plan;

(g) To issue, amend, and rescind rules relating to the administration of the Plan, to the extent those rules are consistent with the provisions of this instrument;

(h) To exercise all other powers and duties specifically conferred upon the Committee elsewhere in this instrument; and

Exhibit 10.19

(i) To interpret, with discretionary authority, the provisions of this Plan and to resolve, with discretionary authority, all disputed questions of Plan interpretation and benefit eligibility.

ARTICLE Vlll

AMENDMENT AND TERMINATION

Section 8.1. Amendment. The Bank reserves the right to amend the Plan at any time by action of the Board of Directors, with written notice given to each Participant in the Plan. The Bank, however, may not make any amendment that reduces a Participant's benefits accrued as of the date of the amendment unless the Participant consents in writing the amendment.

Section 8.2. Termination. The Bank reserves the right to terminate the Plan, by action of the Board of Directors, at any time, it deems appropriate. Upon termination of the Plan, no further contribution shall be made to the Plan. In no event will benefits be paid as a result of the termination of the plan unless permitted under Section 409A of the Internal Revenue Code and the regulations thereunder.

ARTICLE IX

MISCELLANEOUS

Section 9.1. Relationship. Notwithstanding any other provision of this Plan, the Plan and action taken pursuant to it shall not be deemed or construed to establish a trust or fiduciary relationship of any kind between or among the Bank, Participants,
Beneficiaries or any other persons. The Plan is intended to be unfunded for purposes of the Code and the Employee Retirement Income Security Act of 1974, as amended. The rights of Participants and Beneficiaries to receive payment of benefits under the Plan is strictly a contractual right of payment, and this Plan does not grant, nor shall it be deemed to grant Participants, Beneficiaries, or any other person any interest or right to any of the funds, property, or assets of the Bank other than as an unsecured general creditor of the Bank.

Section 9.2. Other Benefits and Plans. Nothing in this Plan shall be deemed to prevent Participants from receiving, in addition to the benefits provided for under this Plan, any funds that may be distributable to them at any time under any other present or future retirement or incentive plan maintained by the Bank.

Section 9.3. Anticipation of Benefits. Neither Participants nor Beneficiaries shall have the power to transfer, assign, anticipate, pledge, alienate, or otherwise encumber in advance any of the payments that may become due under this Plan, and any attempt to do so shall be void. Any payments that may become due under this Plan shall not be subject to attachment, garnishment, execution, or be transferable by operation of law in the event of bankruptcy, insolvency, or otherwise.

Section 9.4. No Guarantee of Continued Employment. Nothing contained in this Plan or any action taken under the Plan shall be construed as a contract of employment or as giving any participant any right to be retained in employment with the Bank. The Bank specifically reserves the right to terminate any Participant's employment at any time with or without cause, and with or without notice or assigning a reason, subject to the terms of any written employment agreement between the Participant and the Bank.

Exhibit 10.19

Section 9.5. <u>Waiver of Breach</u>. The Bank's or the Committee's waiver of any Plan provision shall not operate or be construed as a waiver of any subsequent breach by the Participant.

Section 9.6. <u>Benefit</u>. This Plan shall be binding upon and inure to the benefit of the Employer and its successors and assigns.

Section 9.7. <u>Responsibility for Legal Affect</u>. Neither the Committee nor the Bank makes any recommendations or warranties, express or implied, assumes any responsibility concerning the legal context, or other implications or affects of this Plan.

Section 9.8. <u>Tax Withholding</u>. The Bank shall withhold from any payment made under the Plan such amount or amounts as may be required by applicable federal, state, or local laws.

Peoples Bank has caused this Plan to be executed by its duly authorized officers as of the 28th day of July 2023.

PEOPLES BANK

By:

Office:

ATTEST:

By:

Office:

Exhibit 19.1

FINWARD BANCORP INSIDER TRADING POLICY

PURPOSE OF POLICY

This Insider Trading Policy (the "*Policy*") provides guidelines with respect to transactions in the securities of Finward Bancorp (f/k/a NorthWest Indiana Bancorp) ("*FNWD*") and the handling of confidential information about FNWD and the companies with which FNWD does business. FNWD's Board of Directors (the *"Board"*) has adopted this Policy to promote compliance with federal, state, and foreign securities laws that prohibit certain persons who are aware of material nonpublic information about a company from: (i) trading in securities of that company; or (ii) providing material nonpublic information to other persons who may trade on the basis of that information.

ADMINISTRATION OF THE POLICY

FNWD's Chief Risk Officer, General Counsel and Corporate Secretary shall be responsible for the administration of this Policy, and for purposes of this Policy shall serve as the "Compliance Officer", and in her/his absence, FNWD's Chief Financial Officer, or another employee designated by FNWD's Chief Risk Officer, General Counsel and Corporate Secretary shall be responsible for the administration of this Policy and serve as the "Compliance Officer". All determinations and interpretations by the Compliance Officer shall be final and not subject to further review.

Policy Governance

The Board is responsible for the oversight of this FNWD Insider Trading Policy. This Policy has been designated as a "Significant Policy" for the Bank, and requires the review and approval by the Board at least once every calendar year. Prior to submission to the Board, revisions to this Policy shall first be reviewed and recommended by the Nominating and Corporate Governance Committee. FNWD's Chief Risk Officer, General Counsel and Corporate Secretary shall be the Policy Owner for this Policy. The Policy Owner will ensure that this Policy is reviewed at least once every calendar year, and additionally updated as changes to applicable laws, regulations, or internal processes warrant.

PERSONS SUBJECT TO THE POLICY

This Policy applies to all officers of FNWD and its subsidiaries, including without limitation, Peoples Bank, all members of FNWD's Board of Directors, and all employees of FNWD and its subsidiaries, including without limitation, Peoples Bank. FNWD may also determine that other persons should be subject to this Policy, such as contractors or consultants who have access to material nonpublic information. This Policy also applies to family members, other members of a person's household, and entities controlled by a person covered by this Policy, as described below.

TRANSACTIONS SUBJECT TO THE POLICY

This Policy applies to transactions in FNWD's securities (collectively referred to in this Policy as "*Finward Securities*"), including FNWD's common stock, options to purchase common stock, or any other type of securities that FNWD may issue, including (but not limited to) preferred stock, convertible debentures and warrants, as well as derivative securities that are not

Exhibit 19.1

issued by FNWD, such as exchange-traded put or call options or swaps relating to Finward's Securities.

INDIVIDUAL RESPONSIBILITY

Persons subject to this Policy have ethical and legal obligations to maintain the confidentiality of information about FNWD and to not engage in transactions in Finward Securities while in possession of material nonpublic information. Each individual is responsible for making sure that he or she complies with this Policy, and that any family member, household member, or entity whose transactions are subject to this Policy, as discussed below, also complies with this Policy. In all cases, the responsibility for determining whether an individual is in possession of material nonpublic information rests with that individual, and any action on the part of FNWD, the Compliance Officer, or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. You could be subject to severe legal penalties and disciplinary action by FNWD for any conduct prohibited by this Policy or applicable securities laws, as described below in more detail under the heading "*Consequences of Violations*."

STATEMENT OF POLICY

It is the policy of FNWD that no director, officer, or other employee of FNWD (or any other person designated by this Policy or by the Compliance Officer as subject to this Policy) who is aware of material nonpublic information relating to FNWD may, directly, or indirectly through family members or other persons or entities:

1. Engage in transactions in Finward Securities, except as otherwise specified in this Policy under the headings "*Transactions Under Company Plans*," "*Transactions Not Involving a Purchase or Sale*," and "*Rule 10b5-1 Plans*;"

2. Recommend the purchase or sale of any Finward Securities;

3. Disclose material nonpublic information to persons within FNWD whose jobs do not require them to have that information, or outside of FNWD to other persons, including, but not limited to, family, friends, business associates, investors, and expert consulting firms, unless any such disclosure is made in accordance with FNWD's policies regarding the protection or authorized external disclosure of information regarding FNWD; or

4. Assist anyone engaged in the above activities.

In addition, it is the policy of FNWD that no director, officer, or other employee of FNWD (or any other person designated as subject to this Policy) who, in the course of working for FNWD, learns of material nonpublic information about a company with which FNWD does business, including a customer or supplier of FNWD, may trade in that company's securities until the information becomes public or is no longer material.

There are no exceptions to this Policy, except as specifically noted herein. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure), or small transactions, are not excepted from this Policy. The securities laws do not recognize any mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve FNWD's reputation for adhering to the highest standards of conduct.

Exhibit 19.1

DEFINITION OF MATERIAL NONPUBLIC INFORMATION

"Material Information"

Information is considered "material" if a reasonable investor would consider that information important in making a decision to buy, hold, or sell securities. Any information that could be expected to affect FNWD's stock price, whether it is positive or negative, should be considered material. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances and is often evaluated by enforcement authorities with the benefit of hindsight. While it is not possible to define all categories of material information, some examples of information that ordinarily would be regarded as material are:

- Projections of future earnings or losses, or other earnings guidance;
- Changes to previously announced earnings guidance, or the decision to suspend earnings guidance;
- A pending or proposed merger, acquisition, or tender offer;
- A pending or proposed acquisition or disposition of a significant asset;
- A pending or proposed joint venture;
- A company restructuring;
- Significant related party transactions;
- A change in dividend policy, the declaration of a stock split, or an offering of additional securities;
- Bank borrowings or other financing transactions out of the ordinary course;
- The establishment of a repurchase program for Finward Securities;
- Major marketing changes;
- A change in management;
- A change in auditors or notification that the auditor's reports may no longer be relied upon;
- Development of a significant new product, process, or service;
- Pending or threatened significant litigation, or the resolution of such litigation;
- Impending bankruptcy or the existence of severe liquidity problems;
- The gain or loss of a significant customer or supplier; and
- The imposition of a ban on trading in Finward Securities or the securities of another company.

When Information is Considered "Public"

Information that has not been disclosed to the public is generally considered to be nonpublic information. In order to establish that the information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated. Information generally would be considered widely disseminated if it has been disclosed through newswire services, the Dow Jones "broad tape," a broadcast on widely-available radio or television programs, publication in a widely-available newspaper, magazine, or news website, or public disclosure documents filed with the Securities and Exchange Commission ("**SEC**") that are available on the SEC's website. By contrast, information would likely not be considered widely disseminated if it is available only to FNWD's employees, or if it is only available to a select group of analysts, brokers, and institutional investors.

Once information is widely disseminated, it is still necessary to afford the investing public with sufficient time to absorb the information. As a general rule, information should not be considered fully absorbed by the marketplace until after the third business day after the day on which the information is released. If, for example, FNWD were to make an announcement on a Monday, you should not trade in Company Securities until Friday. Depending on the particular

Exhibit 19.1

circumstances, FNWD may determine that a longer or shorter period should apply to the release of specific material nonpublic information.

TRANSACTIONS BY FAMILY MEMBERS AND OTHERS

This Policy applies to your family members who reside with you (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings, and in-laws), anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Finward Securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in Finward Securities (collectively referred to as "*Family Members*"). You are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with you before they trade in Finward Securities, and you should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account. This Policy does not, however, apply to personal securities transactions of Family Members where the purchase or sale decision is made by a third party not controlled by, influenced by, or related to you or your Family Members.

TRANSACTIONS BY ENTITIES THAT YOU INFLUENCE OR CONTROL

This Policy applies to any entities that you influence or control, including any corporations, partnerships, limited liability companies, or trusts (collectively referred to as "*Controlled Entities*"), and transactions by these Controlled Entities should be treated for the purposes of this Policy and applicable securities laws as if they were for your own account.

TRANSACTIONS UNDER COMPANY PLANS

This Policy does not apply in the case of the following transactions, except as specifically noted:

Stock Option Exercises

This Policy does not apply to the exercise of an employee stock option acquired pursuant to FNWD's plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have FNWD withhold shares subject to an option to satisfy tax withholding requirements. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

Restricted Stock Awards

This Policy does not apply to the vesting of restricted stock, or the exercise of a tax withholding right (net surrender) pursuant to which you elect to have FNWD withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. The Policy does apply, however, to any market sale of restricted stock.

Peoples Bank Employees' Savings & Profit Sharing Plan and Trust (the "PB 401(k) Plan")

This Policy applies to certain elections you may make, in your sole discretion, under the Profit Sharing provisions of the PB 401(k) Plan, including: (i) an election to transfer an annual profit sharing contribution to the FNWD stock fund to purchase Finward Securities; (ii) an election to make an intra-plan transfer of an existing account balance into or out of the FNWD

Exhibit 19.1

stock fund; (iii) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your FNWD stock fund balance; and (iv) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the FNWD stock fund.

Dividend Reinvestment Plan

This Policy does not apply to purchases of Finward Securities under any dividend reinvestment plan of FNWD resulting from your reinvestment of dividends paid on Finward Securities. This Policy does apply, however, to voluntary purchases of Finward Securities resulting from additional contributions you choose to make to any such dividend reinvestment plan, and to your election to participate in the plan or increase your level of participation in the plan. This Policy also applies to your sale of any Finward Securities purchased pursuant to the plan.

Other Similar Transactions

Any other purchase of Finward Securities from FNWD or sales of Finward Securities to FNWD are not subject to this Policy.

TRANSACTIONS NOT INVOLVING A PURCHASE OR SALE

Bona fide gifts are not transactions subject to this Policy, unless the person making the gift has reason to believe that the recipient intends to sell Finward Securities while the officer, employee, or director is aware of material nonpublic information, or the person making the gift is subject to the trading restrictions specified below under the heading "*Additional Procedures*" and the sales by the recipient of Finward Securities occur during a blackout period. Further, transactions in mutual funds that are invested in Finward Securities are not transactions subject to this Policy.

SPECIAL AND PROHIBITED TRANSACTIONS

FNWD has determined that there is a heightened legal risk and/or the appearance of improper or inappropriate conduct if the persons subject to this Policy engage in certain types of transactions. Therefore, it is FNWD's policy that any persons covered by this Policy may not engage in any of the following transactions, or should otherwise consider FNWD's preferences as described below:

Short-Term Trading

Short-term trading of Finward Securities may be distracting to the person and may unduly focus the person on FNWD's short-term stock market performance instead of FNWD's long-term business objectives. For these reasons, any director, officer, or other employee of FNWD who purchases Finward Securities in the open market may not sell any Finward Securities of the same class during the six months following the purchase (or vice versa).

Short Sales

Short sales of Finward Securities (i.e., the sale of a security that the seller does not own) may evidence an expectation on the part of the seller that the securities will decline in value, and therefore have the potential to signal to the market that the seller lacks confidence in FNWD's prospects. In addition, short sales may reduce a seller's incentive to seek to improve FNWD's performance. For these reasons, short sales of Finward Securities are prohibited. In addition,

Exhibit 19.1

Section 16(c) of the Exchange Act prohibits officers and directors from engaging in short sales. (Short sales arising from certain types of hedging transactions are governed by the paragraph below captioned "*Hedging Transactions*.")

Publicly-Traded Options

Given the relatively short term of publicly-traded options, transactions in options may create the appearance that a director, officer, or employee is trading based on material nonpublic information and focus a director's, officer's, or other employee's attention on short-term performance at the expense of FNWD's long-term objectives. Accordingly, transactions in put options, call options, or other derivative securities, on an exchange or in any other organized market, are prohibited by this Policy. (Option positions arising from certain types of hedging transactions are governed by the next paragraph below.)

Hedging Transactions

Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars, and exchange funds. Such hedging transactions may permit a director, officer, or employee to continue to own Finward Securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, the director, officer, or employee may no longer have the same objectives as FNWD's other shareholders. Therefore, directors, officers, and employees are prohibited from engaging in any such transactions.

Margin Accounts and Pledged Securities

Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer's consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Directors, officers, and other employees are prohibited from holding Finward Securities in a margin account or otherwise pledging Finward Securities as collateral for a loan because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Finward Securities. (Pledges of Finward Securities arising from certain types of hedging transactions are governed by the paragraph above captioned "*Hedging Transactions*.")

Standing and Limit Orders

Standing and limit orders (except standing and limit orders under approved Rule 10b5-1 Plans, as described below) create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when a director, officer, or other employee is in possession of material nonpublic information. FNWD therefore discourages placing standing orders on Finward Securities. If a person subject to this Policy determines that they must use a standing order or limit order, the order should be limited to short duration and should otherwise comply with the restrictions and procedures outlined below under the heading "*Additional Procedures*."

ADDITIONAL PROCEDURES

FNWD has established additional procedures in order to assist FNWD in the

Exhibit 19.1

administration of this Policy, to facilitate compliance with laws prohibiting insider trading while in possession of material nonpublic information, and to avoid the appearance of any impropriety. These additional procedures are applicable only to those individuals described below.

For purposes of these additional procedures, "*Section 16 Officers*" means, pursuant to SEC Rule 16a-1(f), the, President & Chief Executive Officer of FNWD and the Chief Executive Officer of Peoples Bank, the Chief Revenue Officer of FNWD and the President of Peoples Bank, the Chief Operating Officer of FNWD and Peoples Bank, the Chief Financial Officer and Treasurer of FNWD and Peoples Bank.

Pre-Clearance Procedures

Directors and Section 16 Officers, as well as the Family Members and Controlled Entities of such persons, may not engage in any transaction in Finward Securities without first obtaining pre-clearance of the transaction from the Compliance Officer. A request for pre-clearance should be submitted to the Compliance Officer at least three business days in advance of the proposed transaction. The Compliance Officer is under no obligation to approve a transaction submitted for pre-clearance, and may determine not to permit the transaction. If the Compliance Officer desires to engage in any transaction involving Finward Securities, he or she must first obtain preclearance of the transaction in accordance with these Pre-Clearance Procedures from FNWD's Chief Executive Officer. If a person seeks pre-clearance and permission to engage in the transaction is denied, then he or she should refrain from initiating any transaction in Finward Securities, and should not inform any other person of the restriction.

When a request for pre-clearance is made, the requestor should carefully consider whether he or she may be aware of any material nonpublic information about FNWD, and should describe fully those circumstances to the Compliance Officer. The requestor should also indicate whether he or she has effected any non-exempt "opposite-way" transactions within the past six months, and should be prepared to report the proposed transaction on an appropriate Form 4 or Form 5. The requestor should also be prepared to comply with SEC Rule 144 and file Form 144, if necessary, at the time of any sale.

Blackout Periods and Other Restrictions on Trading

Quarterly Trading Restrictions. Directors, Section 16 Officers, and any other persons designated by the Compliance Officer, as well as their Family Members or Controlled Entities, may not conduct any transactions involving Finward's Securities (other than as specified by this Policy), during a "***Blackout Period***" beginning fifteen (15) calendar days prior to the end of each fiscal quarter of FNWD and ending on the third business day following the date of the public release of FNWD's earnings results for that quarter. In other words, these persons may only conduct transactions in Finward Securities during the "***Window Period***" beginning on the third business day following the public release of FNWD's quarterly earnings and ending on the date that is the sixteenth (16th) day prior to the close of the next fiscal quarter.

Under certain very limited circumstances, a person subject to this restriction may be permitted to trade during a Blackout Period, but only if the Compliance Officer concludes that the person does not in fact possess material nonpublic information. Persons wishing to trade during a Blackout Period must contact the Compliance Officer for approval at least three business days in advance of any proposed transaction involving Finward Securities.

Event-Specific Trading Restriction Periods. From time to time, an event may occur that is material to FNWD and is known by only a few directors, officers, and/or employees. So long as the event remains material and nonpublic, the Directors, Section 16 Officers, any other persons designated by the Compliance Officer, as well as their Family Members or Controlled Entities,

Exhibit 19.1

may not trade Finward Securities. In addition, FNWD's financial results may be sufficiently material in a particular fiscal quarter that, in the judgment of the Compliance Officer, designated persons should refrain from trading in Finward Securities even sooner than the typical Blackout Period described above. In that situation, the Compliance Officer may notify these persons that they should not trade in Finward's Securities, without disclosing the reason for the restriction. The existence of an event-specific trading restriction period or extension of a Blackout Period will not be announced to FNWD as a whole, and should not be communicated to any other person. Even if the Compliance Officer has not designated you as a person who should not trade due to an event-specific restriction, you should not trade while aware of material nonpublic information. Exceptions will not be granted during an event-specific trading restriction period.

Exceptions. The quarterly trading restrictions and event-driven trading restrictions do not apply to those transactions to which this Policy does not apply, as described above under the headings "*Transactions Under Company Plans*" and "*Transactions Not Involving a Purchase or Sale*." Further, the requirement for pre-clearance, the quarterly trading restrictions, and event driven trading restrictions do not apply to transactions conducted pursuant to approved Rule 10b5-1 plans, described below under the heading "*Rule 10b5-1 Plans*."

RULE 10b5-1 PLANS

Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), provides a defense from insider trading liability under Exchange Act Rule 10b-5. In order to be eligible to rely on this defense, a person subject to this Policy must enter into a Rule 10b51 trading plan for transactions in Finward Securities that meets certain conditions specified in the Rule (a "***Rule 10b5-1 Plan***"). If the plan meets the requirements of Rule 10b5-1, Finward Securities may be purchased or sold without regard to certain insider trading restrictions. To comply with the Policy, a Rule 10b5-1 Plan must be approved by the Compliance Officer and meet the requirements of Rule 10b5-1. In general, a Rule 10b5-1 Plan must be entered into at a time when the person entering into the plan is not aware of material nonpublic information. In this regard, a Rule 10b5-1 Plan must be entered into only during a Window Period, and shall not be entered into during any Blackout Period or during the existence of an event-specific trading restriction period imposed by FNWD. Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded, or the date of the trade. The plan must either specify the amount, pricing and timing of transactions in advance, or delegate discretion on these matters to an independent third party.

Any Rule 10b5-1 Plan must be submitted for approval 10 calendar days prior to the entry into the Rule 10b5-1 Plan. No further pre-approval of transactions conducted pursuant to the Rule 10b5-1 Plan will be required.

POST-TERMINATION TRANSACTIONS

This Policy shall continue to apply to transactions in Finward Securities even after termination of service to FNWD. If an individual is in possession of material nonpublic information when his or her service terminates, that individual may not trade in Finward Securities until that information has become public or is no longer material. However, the pre-clearance procedures specified under the heading "*Additional Procedures*" above will cease to apply to transactions in Finward Securities upon the expiration of any Blackout Period or other FNWD-imposed trading restrictions applicable at the time of the termination of service.

CONSEQUENCES OF VIOLATIONS

The purchase or sale of securities while aware of material nonpublic information, or the disclosure of material nonpublic information to others who then trade in Finward's Securities, is

Exhibit 19.1

prohibited by federal and state securities laws. Insider trading violations are pursued vigorously by the SEC, U.S. Attorneys, and state enforcement authorities, as well as the laws of foreign

jurisdictions. Punishment for insider trading violations is severe, and could include significant fines and imprisonment. While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other "controlling persons" if they fail to take reasonable steps to prevent insider trading by company personnel.

In addition, an individual's failure to comply with this Policy may subject the individual to company-imposed sanctions, including dismissal for cause, whether or not the employee's failure to comply results in a violation of law. Needless to say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person's reputation and irreparably damage a career.

COMPANY ASSISTANCE

Any person who has a question about this Policy or its application to any proposed transaction may obtain additional guidance from the Compliance Officer, who can be reached by telephone at (219) 853-7080, or by e-mail at dkwait@ibankpeoples.com.

CERTIFICATION

All persons subject to this Policy must certify their understanding of, and intent to comply with, this Policy, as follows:

CERTIFICATION

The undersigned hereby certifies that:

1. I have read and understand the Finward Bancorp Insider Trading Policy (the "*Policy*"). I understand that the Compliance Officer is available to answer any questions I have regarding the Policy.

2. Since [March 13, 2026, which is the effective date of the Policy, or such shorter period of time that I have been an employee of FNWD, I have complied with the Policy.

3. I will continue to comply with the Policy for as long as I am subject to the Policy.

Printed Name:

Signature:

Date:

Exhibit 21

Subsidiaries of the Company

Peoples Bank	Indiana
NWIN, LLC	Nevada
NWIN, Holdings	Nevada
NWIN, Investments, Inc.	Nevada
NWIN Funding	Maryland
Peoples Service Corporation	Indiana
Columbia Development, LLC	Indiana
AJS Insurance LLC	Illinois

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-287924) and Form S-3 (No. 333-144699) of our report dated March 25, 2026, with respect to the consolidated financial statements of Finward Bancorp, included in this Annual Report on Form 10-K for the year ended December 31, 2025.

/s/ Forvis Mazars, LLP

Indianapolis, Indiana
March 25, 2026

Exhibit 31.1

CERTIFICATION PURSUANT TO
RULE 13a-14(a)/15d-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Benjamin J. Bochnowski, certify that:

1. I have reviewed this annual report on Form 10-K of Finward Bancorp;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d – 15 (f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 25, 2026   /s/ Benjamin J. Bochnowski
                                                        Benjamin J. Bochnowski
                                                        President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO
RULE 13a-14(a)/15d-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Benjamin L. Schmitt, certify that:

1. I have reviewed this annual report on Form 10-K of Finward Bancorp;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d – 15 (f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 25, 2026

/s/ Benjamin L. Schmitt

Benjamin L. Schmitt

Executive Vice President, Chief Financial Officer and Treasurer

Exhibit 32.1

CERTIFICATIONS PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Finward Bancorp (the "Company") for the year ended December 31, 2025, as filed with the Securities and Exchange Commission (the "Report"), each of Benjamin Bochnowski, President and Chief Executive Officer of the Company, and Benjamin L. Schmitt, Executive Vice President, Chief Financial Officer and Treasurer of the Company, hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

    (1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

    (2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 25, 2026

/s/ Benjamin Bochnowski

Benjamin Bochnowski
President and Chief Executive Officer

/s/ Benjamin L. Schmitt

Benjamin L. Schmitt
Executive Vice President, Chief Financial
Officer and Treasurer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Finward Bancorp and will be retained by Finward Bancorp and furnished to the Securities and Exchange Commission or its staff upon request.